

13000603

NO ACT

PE 12/17/2012

Received SEC

JAN 28 2013

Washington, DC 20549



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2013

Richard G. Schmalzl
Graydon Head & Ritchey LLP
rschmalzl@graydon.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1/28/13

Re: Fifth Third Bancorp
Incoming letter dated December 17, 2012

Dear Mr. Schmalzl:

This is in response to your letters dated December 17, 2012 and January 25, 2013 concerning the shareholder proposal submitted to Fifth Third Bancorp by Trillium Asset Management, LLC on behalf of Judith Harden and the Sisters of the Holy Names of Jesus and Mary U.S. Ontario Province. We also have received a letter on the proponents' behalf dated January 16, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Jonas Kron
Trillium Asset Management, LLC
jkron@trilliuminvest.com

January 28, 2013

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Fifth Third Bancorp
Incoming letter dated December 17, 2012

The proposal requests that the board prepare a report discussing the adequacy of the company's direct deposit advance lending policies in addressing the social and financial impacts described in the proposal.

There appears to be some basis for your view that Fifth Third Bancorp may exclude the proposal under rule 14a-8(i)(7), as relating to Fifth Third Bancorp's ordinary business operations. In this regard, we note that the proposal relates to the products and services offered for sale by the company. Proposals concerning the sale of particular products and services are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Fifth Third Bancorp omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Fifth Third Bancorp relies.

Sincerely,

Jessica Dickerson
Attorney-Adviser

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GRAYDON HEAD
LEGAL COUNSEL | SINCE 1871

**Richard G. Schmalzl**
**Direct:513.629.2828**
**rschmalzl@graydon.com**

January 25, 2013

**VIA EMAIL**

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

***Re:*** ***Fifth Third Bancorp***
***Shareholder Proposal of Trillium Asset Management, LLC and Sisters of the Holy Names of Jesus and Mary U.S. Ontario Province***
***Securities Exchange Act of 1934 - Rule 14a-8***

Ladies and Gentleman:

This letter is in response to the letter dated January 16, 2013 (the "Proponent's Letter") from Trillium Asset Management, LLC on behalf of Judith Harden, as her designated representative in this matter, and co-filer Sisters of the Holy Names of Jesus and Mary U.S. Ontario Province (together, the "Proponent"). The Proponent's Letter responds to the Company's no-action request letter dated December 17, 2012 (the "No-Action Request Letter") with respect to the shareholder proposal and supporting statement submitted by the Proponent on November 5, 2012 (the "Proposal") for inclusion in the proxy materials that the Company intends to distribute in connection with its 2013 Annual Meeting of Shareholders (the "2013 Proxy Materials").

The Company hereby reiterates its view that the Proposal may be properly excluded from the 2013 Proxy Materials under both Rule 14a-8(i)(3) and Rule 14a-8(i)(7) for all of the reasons set forth in its No-Action Request Letter, which reasons need not be repeated in full in this letter. Although we believe that the Proponent's Letter inaccurately characterizes the Company's arguments in numerous respects, our purpose in writing this letter is to rebut only the key elements of the Proponent's Letter.

**I. The subject matter of the Proposal is at the heart of pending litigation against the Company, and implementation of the Proposal would affect and interfere with the Company's litigation strategy. Accordingly, the Proposal may be excluded under Rule 14a-8(i)(7).**

As stated in the Company's No-Action Request Letter, the Staff has allowed companies to omit a shareholder proposal where the subject matter of the proposal is the same as or similar to that which is at the heart of litigation in which the company is involved, and the proposal would interfere with or affect the company's litigation strategy. *See, Johnson & Johnson* (Feb. 14, 2012). The Proponent does not disagree with our recitation of the Staff's position regarding related litigation, but rather argues that its Proposal will not interfere with the Company's litigation strategy because "the Proposal covers subject matter that is not part of the litigation."[1]

We find this statement by the Proponent bewildering. The essence of both the litigation and the Proposal is that certain customers of the Company are being harmed by Early Access. Perhaps the Proponent is trying to say that there are additional, broader social and financial issues mentioned in the Proposal that go beyond the issues expressly raised in the pending litigation. However, such social and financial issues are only implicated if you first conclude that the Company's customers are being harmed, the core issue that the Company is vigorously contesting in the litigation. While the Proponent correctly observes that the mere presence of litigation on the same subject matter is not fatal to a proposal, in this case the Proposal undoubtedly goes to the heart of pending litigation against the Company.

In attempting to refute the Company's argument that the Proposal would affect or interfere with the Company's litigation strategy, the Proponent's own statements actually demonstrate that the Proposal would interfere. On page 12 of the Proponent's Letter, the Proponent cites the Company's Motion to Dismiss as evidence that there are only two allegations at issue in the litigation. By doing so, the Proponent effectively would pigeonhole the Company into addressing only those two allegations for the remainder of the litigation. But, neither the plaintiffs nor the court have narrowed the scope of the litigation to those two matters. Unless the Company's Motion to Dismiss is granted, the Company will have to address all of the other allegations raised by the plaintiffs and to assert a variety of defenses going forward. Implementation of the Proposal at this point in time could lock the Company into a narrow litigation position and adversely affect the Company's ability to zealously defend itself or to change its litigation strategy in the future.

In addition, on page 12 of the Proponent's Letter, the Proponent includes six bullet points describing the type of information that the Company could include in the report requested by the Proposal. In the first paragraph on page 13, the Proponent identifies more types of information that the Company could include in the report. But then, in the second paragraph on page 13, the Proponent concludes, without explanation, that "none of this information is relevant to [the pending litigation] and can be included in the report without risk of interfering with the litigation. . ." The Proponent cannot possibly know what information is relevant or not relevant to the litigation. Those decisions should be made by the Company's management upon full examination and analysis of all the issues, claims and defenses raised by the litigation. Accordingly, we believe the Proponent's own statements support the Company's argument that implementation of the Proposal would interfere with the Company's litigation strategy. Therefore, exclusion of the Proposal under Rule 14a-8(i)(7) is permissible.

---

[1] See the last sentence at the bottom of page 11 and the top of page 12 of the Proponent's Letter.

**II. The Proponent's Letter demonstrates that the Proposal is impermissibly vague and indefinite and, as such, is excludable under Rule 14a-8(i)(3).**

Rule 14a-8(i)(3) was implemented to ensure that shareholders voting on a proposal, and a company implementing a proposal (if adopted), would be able to determine with reasonable certainty exactly what actions or measures the proposal requires. *See, Staff Legal Bulletin No. 14B.* In Section II.A. of the Company's No-Action Request Letter, we provide numerous reasons why neither the Company nor the Company's shareholders can be reasonably certain as to what should be contained in the report requested by the Proposal. Again, the Proponent's Letter proves our point.

On page 10 of the Proponent's Letter, the Proponent says "the Proposal seeks a <u>policy level discussion</u> of payday lending (emphasis added)..." But, on pages 12 and 13, the Proponent suggests a litany of specific information that the Company could include in the requested report. And then, on pages 14 and 15, the Proponent states "it was the intention of the Proponents to give the Company and its shareholders <u>some guidance</u> as to the particular areas of concern that we have (emphasis added)," and that the Proponent is not interfering with "the rightful <u>discretion of the Board</u> in determining the precise content of the report (emphasis added)."[2]

This demonstrates that not only does the Proposal on its face fail to adequately describe the scope of the requested report, but the Proponent can't even do so in its own rebuttal letter. In attempting to clarify the scope of the report requested in the Proposal, the Proponent now offers that the Company could prepare (i) a very broad, policy centered report, or (ii) a very detailed, information based report, or (iii) virtually any other type of report that the Company or the Board determines appropriate in their own discretion. This leads us to the inescapable conclusion that the Company's shareholders would be voting on the Proposal with no reasonable certainty as to what the requested report is to cover. The expectations of shareholders would likely vary widely and, regardless of those expectations, the Proponent now says that the Company can include in the report whatever the Company wants. It is hard to imagine how a shareholder proposal could be any more vague or indefinite.

Additionally, a dichotomy exists between the Proponent's Letter and the Proposal. The Proposal never mentions that the Board of Directors or the Company has the discretion to determine the terms of the requested report. Therefore, the Proponent is describing a materially different proposal in the Proponent's Letter than in the Proposal presented to the Company on November 5, 2012 and upon which the Company's shareholders would be voting. The Proponent cannot materially change its Proposal at this time, and the revision suggested by the Proponent on page 15 of the Proponent's Letter is insufficient to cure the fatal flaws in the Proposal.

---

[2] On page 10 of the Proponent's Letter, the Proponent also indicates that the Company has broad discretion in determining the scope and content of the report by saying "[our] request is significantly less detail oriented than the *ACTWU* proposal providing the Company with <u>a large degree of discretion</u> (emphasis added) to decide how [the Company] will discuss its policies."

The Staff has made it clear that proponents must draft their proposals with precision. Because the Proposal does not give the Company's shareholders reasonable certainty as to what they are voting upon, the Proposal is excludable under Rule 14a-8(i)(3) as impermissibly vague and indefinite.

**III. The Proposal does not raise an overriding social policy concern and is excludable under Rule 14a-8(i)(7).**

The Company's No-Action Letter Request specifically referenced the Staff's position that proposals that deal with matters that transcend the day-to-day business of a company and raise policy issues so significant that it would be appropriate for shareholder vote are not excludable under Rule 14a-8(i)(7), as relating to a company's ordinary business. *See, Staff Legal Bulletin No. 14E.* We further recognized in the No-Action Letter Request that the Staff has deemed predatory lending to be an overriding social policy issue. However, contrary to the Proponent's assertions, predatory lending, payday lending and direct deposit advance lending are not the same thing.

In the Proponent's Letter, the Proponent misstates the facts of *Cash America International, Inc.*, February 13, 2008. The shareholder proposal at issue in *Cash America* requested that the board of directors of Cash America form an independent committee of outside directors to "(1) oversee the amendment of current policies and the development of enforcement mechanisms to prevent employees or affiliates from engaging in predatory lending practices (emphasis added)..." The Proponent does not acknowledge that predatory lending was the overriding social policy concern in *Cash America.* Instead, the Proponent argues as if only payday lending was at issue. In 2007, Cash America received an almost identical shareholder proposal, but which focused only on "payday loans." The Staff permitted the exclusion of such proposal. *See, Cash America International Inc.* (March 5, 2007). These two no-action letters involving the same company and almost identical proposals highlight that payday lending does not necessarily constitute predatory lending.

As in its Proposal, the Proponent continues to equate predatory lending with payday lending.[3] To date, we are aware of no Staff precedents in which the Staff has declared payday lending in and of itself to constitute an overriding social policy concern. And, in any event, the Company has identified in detail on pages 19 to 21 of the Company's No-Action Request Letter, the ways in which Early Access is different from both predatory lending and traditional payday lending.

[3] By virtue of equating predatory lending and payday lending in the Proponent's Letter, the Proponent provides additional support for the Company's argument in Section II.B. of the Company's No-Action Request Letter that the entire Proposal is false and misleading and, therefore excludable under Rule 14a-8(i)(3).

For the reasons set forth above and in the No-Action Request Letter, we believe that the Proposal may be excluded from the Company's 2013 Proxy Materials in accordance with Rule 14a-8(i)(3) and Rule 14a-8(i)(7).

Very truly yours,

GRAYDON HEAD & RITCHEY LLP



Richard G. Schmalzl

c: Jonas Kron, Trillium Asset Management, LLC (via Email)
Vicki Cummings, Sisters of the Holy Names of Jesus & Mary U.S. Ontario Province (via Email)
Paul L. Reynolds, Esq., Fifth Third Bancorp (via Email)

TRILLIUM ASSET MANAGEMENT®
Investing for a Better World® Since 1982

Trillium Asset Management, LLC
www.trilliuminvest.com

January 16, 2013

VIA e-mail: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Fifth Third Bancorp December 17, 2012 Request to Exclude Shareholder Proposal of Judith Harden and co-filer Sisters of the Holy Names of Jesus and Mary U.S. Ontario Province

Dear Sir/Madam:

This letter is submitted on behalf of Judith Harden by Trillium Asset Management, LLC, as her designated representative in this matter, and co-filer Sisters of the Holy Names of Jesus and Mary U.S. Ontario Province (hereinafter referred to as "Proponents"), who are beneficial owners of shares of common stock of Fifth Third Bancorp (hereinafter referred to as "Fifth Third" or the "Company"), and who have submitted a shareholder proposal (hereinafter referred to as "the Proposal") to Fifth Third, to respond to the letter dated December 17, 2012 sent to the Office of Chief Counsel by the Company, in which Fifth Third contends that the Proposal may be excluded from the Company's 2013 proxy statement under Rules 14a-8(i)(3) and (7).

I have reviewed the Proposal and the Company's letter, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proposal must be included in Fifth Third's 2013 proxy statement because (1) the subject matter of the Proposal transcends the ordinary business of the Company by focusing on a significant social policy issue confronting the Company; (2) the Proposal does not seek to micro-manage the Company; (3) implementing the Proposal would not interfere with or affect any litigation; and (4) it is not false, misleading or otherwise vague. Therefore, we respectfully request that the Staff not issue the no-action letter sought by the Company.

Pursuant to Staff Legal Bulletin 14D (November 7, 2008) we are filing our response via e-mail in lieu of paper copies and are providing a copy to Fifth Third's outside counsel, Richard Schmalzl, Esq. via e-mail at rschmalzl@graydon.com and Fifth Third's Vice President and Counsel, Samuel Lind at sam.lind@53.com.

## The Proposal

BOSTON
711 Atlantic Avenue
Boston, Massachusetts 02111-2809
T: 617-423-6655 F: 617-482-6179
800-548-5684

DURHAM
353 West Main Street, Second Floor
Durham, North Carolina 27701-3215
T: 919-688-1265 F: 919-688-1451
800-853-1311

SAN FRANCISCO BAY
100 Larkspur Landing Circle, Suite 105
Larkspur, California 94939-1741
T: 415-925-0105 F: 415-925-0108
800-933-4806

The Proposal, the full text of which is attached as Attachment A, requests:

> Shareholders request the Board of Directors prepare a report by September 2013 discussing the adequacy of the company's direct deposit advance lending policies in addressing the social and financial impacts described above. Such a report should be prepared at a reasonable cost, omitting proprietary information and not conceding or forfeiting any issue in litigation related to these products.

**I. Rule 14a-8(i)(7). The Proposal is focused on a significant policy issue and does not seek to micro-manage the company.**

In 1998, the Commission explained:

> The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.
>
> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies.

Exchange Act Release No. 34-40018 (May 21, 1998) (the"1998 Release").

Consequently, a key question for consideration in determining the permissibility of a proposal is what does the proposal focus on. As the staff explained in Staff Legal Bulletin 14A (July 12, 2002) "proposals that relate to ordinary business matters but that focus on 'sufficiently significant social policy issues . . . would not be considered to be excludable because the proposals would transcend the day-to-day business matters.'".[1]

---

[1] With respect to the Company's arguments that the Proposal is excludable because it focuses on general compliance matters or products and services, we respectfully suggest

## A. Payday lending is a significant policy issue confronting Fifth Third

It is clear from an examination of the public record surrounding payday lending (in this case a deferred deposit advance called Early Access by Fifth Third)[2],[3] that this issue is a significant policy issue confronting Fifth Third. Before getting to those facts, it is important to first note that the Staff has already concluded that payday lending is a significant policy issue. In *Cash America International, Inc.,* February 13, 2008, shareholders filed a proposal focused on "payday loans", the suitability of payday loans for its customers, the problems of payday loans leading to a debt trap, and the significant interest of policy makers in payday loans. That proposal sought a report on the adequacy of policies related to the company's payday lending products. In that case, the Staff concluded that the proposal was not excludable under rule 14a-8(i)(7).

Similarly, payday lending continues to be a significant policy issue and in particular a significant policy issue confronting Fifth Third. The following provides more than ample evidence to refute the Company's assertion that it is not a significant policy issue and demonstrates that the Company has not met its burden under the rule to prove otherwise.

### State and Federal Legislators express deep concern about bank's payday lending practices

---

the Company has misapprehended the rule. A proposal that is excluded for focusing on general compliance matters or products and services is a proposal that does not focus on a significant policy issue confronting the company and therefore is excludable for focusing on the ordinary business of the company and not on an issue that transcends the day-to-day affairs of the company.

[2] Both the Office of the Comptroller of the Currency and Federal Deposit Insurance Corporation have guidance that establishes that payday loans are "also known as deferred deposit advances"
http://ithandbook.ffiec.gov/media/resources/3670/occ-al-2000-10_payday_lending.pdf
http://www.fdic.gov/news/news/financial/2005/fil1405a.html

[3] "Some banks market a payday loan variant they call an "advance" – a direct deposit advance, **an early access advance**, a ready advance, or a checking account advance. A typical credit line is $500 and costs $10 per $100 borrowed. To qualify for an advance, a consumer must have a deposit account with the bank or credit union offering the advance and a recurring direct deposit of funds into that deposit account. The loan and accompanying fee generally must be repaid through the consumer's next direct deposit of funds or within 35 days of the extension of credit. Once repaid, the line is replenished, and consumers are able to obtain additional funds without further application." (emphasis added) http://files.consumerfinance.gov/f/2012/01/Short-Term-Small-Dollar-Lending-Examination-Manual.pdf

In January 2013, U.S. Senators Richard Blumenthal (CT), Richard Durbin (IL), Charles Schumer (NY), Sherrod Brown (OH), and Tom Udall (NM) issued a letter to banking regulators urging them to "take immediate steps to stop the financial institutions that [the] agencies supervise from engaging in payday lending – an unsafe and unsound practice – before it becomes an even larger problem in states [they] represent." The Senators note, "The banks call these loans deposit "advance" loans, but they are structured just like loans from payday loan storefronts, carrying a high cost (averaging 365% in annualized interest), combined with a short-term balloon repayment (averaging just 10 days). Indeed in their own advisory letters addressing payday lending, the OCC and FDIC both note that "payday loans" are "also known as deferred deposit advances." They express concern about these products because "Our states' residents, and consumers everywhere, deserve better from our nation's financial institutions." Attachment B

In February 2012, The Arizona Legislature Democratic Caucus issued a letter to the banking regulators to express "deep concern about efforts by mainstream banks to begin offering high-interest rate, payday-style loans". In the letter, they note these "direct deposit advances, which are structured just like loans from payday loan stores, a practice prohibited by Arizona law...The unscrupulous lending practices threaten the financial stability of our most vulnerable citizens. Research unequivocally shows that these loans trap borrowers in a cycle-of-long term debt. This is why Arizona has spent countless state resources to study and understand the effects of such practices, and ultimately outlaw payday lending entirely...We call on [the banking regulators] today to take immediate action so that meaningful reforms taking place in Arizona and throughout the country in the name of consumer protection will not be undermined." Attachment C

**Legislative and Regulatory Activity on payday lending**

- Federal Deposit Insurance Corporation
    - "The FDIC is deeply concerned about these continued reports of banks engaging in payday lending and the expansion of payday lending activities under third-party arrangements. .... In 2005 and 2007 the FDIC released guidance designed to limit bank payday lending and to encourage banks to offer affordable small dollar loans.' As your letter highlights, however, banks continue to engage in high-cost payday lending activities and such activities appear to be on the rise." http://www.responsiblelending.org/payday-lending/policy-legislation/regulators/Bank-DDA-FDIC-OC12-65R-1.pdf
- Federal Laws
    - The following federal bills were introduced in 2012 to rein in abusive lending practices, including the activity of banks' direct deposit advances
        - Protecting Consumers from Unreasonable Credit Rates Act (Durbin, S 3452 introduced 7/27/12),

- co-sponsors: Sen Blumenthal, Richard [CT], Sen Boxer, Barbara [CA], Sen Merkley, Jeff [OR] , Sen Whitehouse, Sheldon [RI]
- Military Lending Act Amendment (Reed, S Amd 1294 to S 1857)
  - Co sponsors: Sen Merkley, Jeff [OR] , Sen Brown, Sherrod [OH] , Sen Whitehouse, Sheldon [RI]
- SAFE Lending Act (Merkley, S. 3426, introduced 7/24/ 12)
  - Co-sponsors: Sen Blumenthal, Richard [CT] , Sen Durbin, Richard [IL], Sen Udall, Tom [NM]

- State Laws
  - At the state level, the legislative trend has been to rein in abusive payday loan practices. Six states that previously allow these payday products have since replaced 400% APR payday loans with a rate cap of 36% APR or lower. Importantly, three of these state-level legislative changes were done via ballot initiative between 2008 and 2010 (Ohio, Arizona, and Montana) in which more than 60% of voters in each state voted to end triple-digit interest rate payday loans.
    - Colorado bill (H.B. 09-1351)
    - N.H. Rev. Stat. § 399-A:13 (2008)
    - Ohio Rev. Code Ann. § 1321.40 (2008)
    - Ariz. Rev. Stat. Ann. § 6-1263 (2000)
    - Or. Rev. Stat. § 725.622 (2007)
    - Montana - Forbes, "Montana voters approve interest-rate cap on small loans," Nov. 3, 2010, http://www.forbes.com/sites/johnkoppisch/2010/11/03/montana-voters-approve-interest-rate-cap-on-small-loans/
  - State laws filed on payday lending
    - 2011 – 28 states had pending legislation related to payday lending
    - 2010 – 26 states had pending legislation related to payday lending
    - Source: National Conference of State Legislatures, http://www.ncsl.org/issues-research/banking/payday-lending-2011-legislation.aspx

**Payday lending by Fifth Third and other banks is the subject of media attention**

- PBS Nightly Business Report: "Bank Versions of Pay Day Loans", 09/30/2012 Video: http://video.pbs.org/video/18116640
  - Features Fifth-Third, Wells Fargo, Regions, and USBank
- New York Times: "Chasing Fees, Banks Court Low-Income Customers", April 25, 2012
  - "Bank payday loans, which are offered as advances on direct-deposit paychecks, are a particularly vexing part of the new pitch from lenders, consumer advocates said."

http://www.nytimes.com/2012/04/26/business/chasing-fees-banks-court-low-income-customers.html?pagewanted=all&_r=0

- CNN Money: "'End bank payday lending now,' consumer groups urge", March 7, 2012 - http://money.cnn.com/2012/03/07/pf/payday-loans-banks/
  - "Some of the nation's biggest banks are offering short-term loans with sky-high fees that consumer groups say are just as predatory as payday loans. Wells Fargo (WFC, Fortune 500), U.S. Bank (USB, Fortune 500), Regions (RF, Fortune 500), Guaranty Bank and Fifth Third Bank (FITB, Fortune 500) are among the banks offering these loans through direct deposit checking accounts, marketing them under such names as Checking Account Advance and Ready Advance loans....Like payday loans, the banks' advance loans are typically made for two weeks or a month. But instead of using a post-dated check or accessing a consumer's banking information to retrieve payments like payday lenders do, the bank pays itself back directly from the customer's checking account when they receive their next recurring direct deposit."
- Bloomberg: "FDIC to look at payday lending by banks", June 1, 2012 http://www.startribune.com/business/156520475.html?refer=y
- Fox Business News: "Federal Regulators Scrutinize Banks' 'Advance Direct Deposit' Loans", May 2, 2012 - http://www.foxbusiness.com/personal-finance/2012/04/30/federal-regulators-scrutinize-banks-advance-direct-deposit-loans/#ixzz2HVAObsXU
- American Banker: "Lawmakers Urge Crackdown on Bank Payday Loans", January 11, 2013
  - http://www.americanbanker.com/issues/178_8/lawmakers-urge-crackdown-on-bank-payday-loans-1055766-1.html
  - "The lawmakers praise recent statements by the Federal Deposit Insurance Corporation and the Office of the Comptroller of the Currency addressing concerns about nonbank payday lending and similar deposit advance products offered by banks including Wells Fargo (WFC), U.S. Bank (USB), Fifth Third Bancorp (FITB) and Regions Financial (RF). But they argue that more must be done."
- MSN Money: Banks' payday loans under fire, March 6, 2012
  - http://money.msn.com/saving-money-tips/post.aspx?post=d762ed11-c5d3-439c-b7e5-6dd1f64dab3c
- AARP Magazine, "The New Loan Sharks" - December 2012/January 2013 - http://www.aarp.org/money/scams-fraud/info-12-2012/the-new-loan-sharks.html
  - Excerpt: Regarding the 1935 Social Security Act which protects against creditors from garnishing Social Security benefits, "While the regulation should make it harder for storefront lenders to garnish borrowers' benefits, banks that make payday-style loans wouldn't have the same difficulty. Five banks – Wells Fargo, U.S. Bank, Fifth Third Bank, Regions Financial, and Guaranty Bank are now making payday-style loans to

account holders who have benefits deposited directly into their accounts. None of these credit products is called a payday loan – or loan, period; most are branded with word like *advance*, such as Wells Fargo Direct Deposit Advance, which Wells Fargo spokeswoman Richele Messick calls "a creative way for customers to have advance access to their next deposit." But the terms of this kind of credit are nearly identical to the loans offered at storefront operations, including triple-digit interest rates and two-week "payday" maturities due on the next deposit. To get these loans, customers need a regular direct deposit to their checking accounts, and Social Security benefits qualify for this. Social Security began offering direct deposit in 1996, and most beneficiaries have made the transition; by March 2013 the last paper Social Security check should be in the mail. That convenience has an unintended consequence: Direct deposit can let banks grab benefits to pay off bank debts, including payday-style loans that the banks made. "This [new Treasury regulation] doesn't solve the problem of bank payday lenders' getting first access to your money," says Julie Nepveu, senior attorney at AARP Foundation. AARP has supported the efforts of several states to tighten regulations to protect recipients of Social Security against garnishment. "We and other consumer advocates think this kind of arrangement with your bank leads to an unlawful assignment of your Social Security benefits."

- Star Tribune: "Report rips banks on 'payday' loans", April 17, 2012 - http://www.startribune.com/business/147681845.html?refer=y
  - "In many cases, the four banks charge even higher fees and interest rates for their emergency loans than payday lenders, according to a brief report released Monday by Minnesotans for a Fair Economy. The group names Wells Fargo Bank, Fifth Third Bank, Regions Bank and Minneapolis-based U.S. Bank."

**Community Leaders have publically raised concerns about payday lending by banks.**

- Faith leaders
  - Dr. Freddie Haynes III (Dr. Haynes is Senior Pastor of the Friendship-West Baptist Church in Dallas Texas, with a membership of more than 12,000. Dr. Haynes is Trustee Chair - Samuel Dewitt Proctor Conference; member of the Board of Directors – National Action Network; and member of the Board of Directors – Conference of National Black Churches)
    - Op-ed" "No Economic Justice With Triple-Digit Payday Loans", Dallas South News, November 2012 - http://www.dallassouthnews.org/2011/11/29/dr-frederick-haynes-no-economic-justice-with-triple-digit-payday-loans/

- "One of the most egregious exploitations is an emerging trend among major banks to offer advance deposit loans or bank payday loans. When the bank repays itself, the customer is left with about half of the monies from that deposit, forcing yet another cycle of loan and interest charges to cover other living expenses. Although Wells Fargo was the first major bank to offer this type of loan, Fifth Third Bank, Regions Financial and U.S. Bank all now offer these loans... If you're thinking that this loan sounds like a street corner payday loan, you'd be right. Just like storefront payday loans, these newer bank payday loans charge triple digit interest too. A key difference is that while 17 states and the District of Columbia have enacted interest rate caps of 36 percent or less, federally regulated banks appear somehow exempt from state laws."

o Rev. DeForest B. Soaries (former New Jersey secretary of state, and feature of CNN's State of Black America)
  - "Today we proclaim a new era for our communities. An end to usury, an end to 300% interest rates, and an end to enslavement to both payday lenders and the banks now offering equally dangerous products." - http://www.nationaldayofaction.org/an-emancipation-proclamation-from-payday-lending.html
  - Sojourner's magazine, January 2013 – "Faith Groups Take On Payday Lenders" - http://sojo.net/magazine/2013/01/faith-groups-take-payday-lenders
    - "According to Rev. DeForest B. Soaries Jr., a former New Jersey secretary of state and staunch advocate of payday lending reform, "Payday loans are as sinister a presence in low-income communities today as the Jim Crow practices were in black communities in the mid-20th century. I am as committed to protesting the allowance of predatory lending as my forebears were committed to fighting against segregation."

- Military community
  o Admiral Steve Abbot, USN (Ret) President, Navy-Marine Corps Relief Society
    - In his testimony before the U.S. Senate Committee On Banking, Housing and Urban Affairs on November 3, 2011, first on his list of "most egregious trends," was: "Banks and credit unions on and near military bases continue to charge exorbitant and multiple fees associated with overdraft protection and direct deposit advance loans... By structuring loans for a longer payback period and making them open-ended instead of close-ended, and for a larger amount, banks and other lending institutions offer installment loans that avoid the 36 APR cap instituted with the Military Lending Act and legally charge as much as 500% APR."
    - Among his recommendations, he notes: "Banks and credit unions located on military installations should be held to a higher standard of service,

offering military families, including military retirees, lower fees and better protection from predatory lending practices."

- http://banking.senate.gov/public/index.cfm?FuseAction=Files.View&FileStore_id=ca463f82-0902-4a6d-9a08-d8b7e6860fe0

- Michael S. Archer, Director of Military Legal Assistance, Marine Corps Installations East
  - In his April 4 2012 comments to the CFPB regarding payday loans, after explaining the military's long history of protecting soldiers from predatory lending, he warns of the banks payday activities: "Most ominously, a few large banks have gotten into the business of payday loans through the artifice of calling the loans open ended credit. (See Center for Responsible Lending, "Predatory Bank lending by State / Jurisdiction," November 2011), In this scheme, the bank deposits the loan amount directly into the customer's account and then, at or before the next payday, removes the amount, plus interest of 390% or greater. The bank allows the customer to take out additional, similar loans in the typical cycle of increasing debt and borrowing, and calls the process "open ended" credit, to evade the MLA. By claiming to be, or actually being, a national bank, the lender also evades state regulation. An amendment to the MLA (S. 1867) proposed by Senator Jack Reed (D. Rhode Island) would have redefined the statutory definition of a payday loan to close this loophole."
  - Source: Comments to the CFPB, "Payday Loans, CFPB Docket 2012-0009," Document id CFPB-2012-0009-0056, http://www.regulations.gov/#!documentDetail;D=CFPB-2012-0009-0056

This evidence demonstrates that there is in fact widespread public debate about payday lending products such as the Early Access product provided by Fifth Third. Not only has the issue attracted the attention of the media, but state and federal policy makers have been showing keen interest in the issue. And this is on top of demonstrable interest on the part of religious leaders, military interests and civil society organizations. In short we believe this provides clear evidence that the Company has not met its burden under the rule and that payday lending is in fact a significant policy issue confronting Fifth Third.

**B. The Proposal Does Not Seek To Micro-manage the Company**

The Company argues that the Proposal should also be excluded because it seeks to micro-manage the Company. The SEC explained in the 1998 Release that proposals are not permitted to seek "to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Such micro-management may occur where the proposal "seeks intricate detail, or seeks specific time-frames or methods for implementing complex policies." However, "timing questions, for instance, could involve significant policy where large differences are at stake, and proposals may seek a reasonable level of detail without running afoul of these considerations."

In the 1998 Release, the Commission cited favorably to *Amalgamated Clothing and Textile Workers Union v. Wal-Mart Stores, Inc.*, 821 F. Supp. 877, 891 (S.D.N.Y. 1993) when discussing how to determine whether a proposal probed too deeply into matters of a complex nature. In *ACTWU*, the court was addressing the ordinary business exclusion in the context of employment discrimination at a retailer. The court concluded that the following request did not probe too deeply into the company's business:

> 1. A chart identifying employees according to their sex and race in each of the nine major EEOC defined job categories for 1990, 1991, and 1992, listing either numbers or percentages in each category.
>
> 2. A summary description of any Affirmative Action policies and programs to improve performances, including job categories where women and minorities are underutilized.
>
> 3. A description of any policies and programs oriented specifically toward increasing the number of managers who are qualified females and/or belong to ethnic minorities.
>
> 4. A general description of how Wal-Mart publicizes our company's Affirmative Action policies and programs to merchandise suppliers and service providers.
>
> 5. A description of any policies and programs favoring the purchase of goods and services from minority- and/or female-owned business enterprises.

Under this federal court standard, the issue of payday lending and a report "discussing the adequacy of the company's direct deposit advance lending policies in addressing the social and financial impacts" is very appropriate for shareholder consideration. In fact, the request is significantly less detail oriented than the *ACTWU* proposal providing the Company with a large degree of discretion to decide how it will discuss its policies.

Of particular relevance to this analysis is a series of proposals pertaining to banking and finance which sought a "policy concerning the use of initial and variance margin (collateral) on all over the counter derivatives trades and its procedures to ensure that the collateral is maintained in segregated accounts and is not rehypothecated," *JPMorgan Chase & Co.* (March 19, 2010), *Bank of America Corp.* (February 24, 2010), *Citigroup Inc.* (February 23, 2010). Arguably, derivatives trading, and the sophisticated financial instruments involved in that market, constitute one of today's most complicated modern businesses. In comparison, the Proposal seeks a policy level discussion of payday lending, a significantly more simple and readily understandable issue for investors to consider than derivative trades and margins. Accordingly, we request the Staff reject the Company's arguments on micro-management.

## C. The Proposal does not Interfere with or Affect the Company's Litigation Strategy

Clearly a company is permitted to exclude a proposal that interferes with or affects a company's litigation strategy. In *Philip Morris* (February 4, 1997) the Staff concluded:

> There appears to be some basis for your view that the proposal may be excluded pursuant to Rule 14a-8(c)(7). The Division has taken the position that proposals directed at the manufacture and distribution of tobacco-related products by companies involved in making such products raise issues of significance that do not constitute matters of ordinary business. For these companies, the Division views the issue of teen smoking as transcending ordinary business. However, **the proposal at issue primarily addresses the litigation strategy of the Company, which is viewed as inherently the ordinary business of management to direct.** Accordingly, it is the Division's view that this proposal may be excluded from the Company's proxy material in reliance upon Rule 14a-8(c)(7). (emphasis added)

However, it is also clear that the presence of litigation on the same subject matter is not fatal to a proposal. See e.g. *Bank of America* (March 14, 2011) and *Verizon Communications* (February 13, 2012). In *Bank of America*, which sought a report an independent review of the company's internal controls related to loan modifications, foreclosures, and securitizations, the company argued that:

> numerous putative class action lawsuits filed against the Corporation (and/or its mortgage loan subsidiaries) asserting claims related to the Corporation's loan modification and foreclosure practices. Through a variety of theories, these pending actions broadly challenge, among other things, the Corporation's practices, compliance or performance under the Home Affordability Modification Program ("HAMP") and other loan modification programs, as well as its practices, procedures and compliance with law in executing documents in connection with foreclosure actions.

*Bank of America* demonstrates that even when there are multiple lawsuits on the same subject matter and the lawsuits assert a variety of legal theories of liability, that a shareholder proposal is permissible. We also note that the *Bank of America* proposal did not contain the exemption for litigation related information.

Turning to the Proposal and its relationship to the litigation referenced by the Company, *Klopfenstein v. Fifth Third Bank*, it is clear that the Proposal will not interfere or affect the litigation. This is because (1) the Proposal covers subject matter that is not part of the litigation and (2) the Proposal permits the Company to exclude any information that may interfere or affect the litigation.

Contrary to the Company's description on page four of its no-action request that the litigation is far reaching it is evident that *Klopfenstein v. Fifth Third Bank* is actually focused on a narrow subset of issues related to Early Access. Perhaps the best evidence of *Klopfenstein v. Fifth Third Bank's* narrow focus is the Company's Motion to Dismiss filed in the case on November 13, 2012. See Attachment D.

In its November 13th Motion, the Company states that "Although styled as six different causes of action, plaintiffs' complaint boils down to two allegations: (1) the contract's 120% annual percentage rate disclosure is misleadingly low for customers who pay their advances in less than 30 days; and, (2) the cash advance fee violates R.C. 1109.20's 25% interest rate limitation." The question for the Staff therefore is whether, after excluding any information concerning annual percentage rates disclosures and cash advance fees as permitted in the proposal, the report would still contain relevant information sought by the shareholders.

Clearly the answer is yes. If the report was issued excluding this information, the report could contain the following without interfering or otherwise affecting the litigation:[4]

- Demographics of Early Access borrowers to date including average income and average credit score.
- Repeat borrowing – How much of the use of Early Access is due to repeat borrowing. Average time between loans among repeat borrowers, excluding those who just take one loan a year. Number of customers that take out a new loan before the first loan has been repaid.
- Consequences of Default – Number and percentage of customers that ultimately default on the ready advance during a 12 month period (or shift into automatic repayment). Consequences of default including, for example, collection policies, selling debt instruments, account closures.
- "Cooling off" periods – Number and percentage of customers in the "cooling off" period.
- Overdraft fees – These are distinct from cash advance fees. Number and percentage of Early Access customers that incur overdraft fees.
- Lower cost products – Discuss whether customers that successfully repay the product repeatedly are offered lower cost products.

---

[4] This list is provided solely for purposes of illustration that the report can be issued without interfering with litigation. It is not our intention to dictate the terms of the report nor to provide an exhaustive list of issues that can be discussed in the report – those matters are within the discretion of the Company.

It is this type of information that we specifically suggested in the Proposal. In the last paragraph we suggested that a helpful report could include "the frequency with which the product is used, impact of the product on overdraft fees and nonsufficient funds fees, cost to the institution and total revenues derived from these loans ... [and] metrics to determine whether loans extended are consistent with customers' ability to repay without repeat borrowing."

And most importantly, none of this information is relevant to *Klopfenstein v. Fifth Third Bank* and can be included in the report without risk of interfering with the litigation or affecting it as in *Bank of America* (March 14, 2011) and *Verizon Communications* (February 13, 2012). Accordingly we urge the Staff to conclude that the Proposal does not interfere with or affect *Klopfenstein v. Fifth Third Bank.*

**II. Rule 14(a)(3). The Proposal is not false nor misleading and provides shareholders and management with a clear understanding about what is being requested.**

Under Rules 14a-8(i)(3) and 14a-9, proposals are not permitted to be "so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (September 15, 2004) ("SLB 14B")

However, the Commission has also made it clear that it will apply a "case-by-case analytical approach" to each proposal. Exchange Act Release No. 34-40018 (May 21, 1998) ("1998 Interpretive Release"). However, because this means that the vagueness analysis becomes a very fact-intensive and time consuming determination, the Staff has expressed significant concern about becoming overly involved and caught up in the minutia that companies have been known to argue. SLB 14B.

Finally, the Staff stated in SLB 14B that "rule 14a-8(g) makes clear that *the company bears the burden* of demonstrating that a proposal or statement may be excluded." *Id* (emphasis added). Similarly, as the Staff reminded issuers in SLB 14B "The company is not responsible for the contents of [the shareholder proponent's] proposal or supporting statement." And much of the Company's section II.B. is just that, an effort to take the arguments that really should be made at the Company annual meeting and in its proxy and use them as a basis for exclusion here.

Consequently, Rules 14a-8(i)(3) and 14a-9 cannot be used by issuers to raise frivolous arguments that cause proponents and the Staff to waste time. It would appear that periodically, the Staff needs to remind issuers of this imperative (e.g. SLB 14B and Release No. 33-6253 (October 28, 1980)).

> "many companies have begun to assert deficiencies in virtually every line of a proposal's supporting statement as a means to justify exclusion of the proposal in its entirety." SLB 14B

We are disturbed that the Company has taken this opportunity to engage in the classic lawyerly practice of endlessly parsing words so that they lose all meaning, thereby creating confusion where there is none. The Company devotes over 8 pages (almost half of its entire analysis) to these arguments. And that is really all that this section of its letter is – simply argumentative. The Company and the Proponents clearly have a disagreement about the Early Access product. But the Company's no-action request has employed that disagreement to try and create confusion about the meaning of the Proposal. We would respectfully suggest that Company's arguments presented in this letter are most appropriately raised by the Company in its statement of opposition to the Proposal, not in a no-action request.

For example, regarding the Company's claim that "predatory lending" in undefined, this argument is clearly misplaced. Banking regulators, including those that oversee the Company, have provided definitions of predatory lending. This includes characteristics like multiple renewals, lending without assessment of ability to repay, balloon payments, high costs, and high fees. For example, the Office of the Comptroller of the Currency (which Fifth-Third quotes as not having a definition of predatory lending) does in fact have guidelines which lay out these characteristics. http://www.occ.gov/static/news-issuances/news-releases/2003/nr-occ-2003-8-advisory-ltr-2003-2.pdf

Out of an abundance of caution, however, we would like to take this opportunity to demonstrate the clarity of the Proposal. The Proposal asks the Company to prepare a report

> discussing the adequacy of the company's direct deposit advance lending policies in addressing the social and financial impacts described above.

Asking a company to issue a report on its policies regarding a product with significant social impacts, as well as risks for the company, is the essence of the shareholder proposal process. That is the quintessential model of a social issue shareholder proposal and we believe that any argument that this kind of request is too vague is entirely misplaced.

Regarding the clause which states "social and financial impacts described above" it was the intention of the Proponents to give the Company and its shareholders some guidance as to the particular areas of concern that we have and that we think would be useful for investors. The impacts we "described above" include concerns about repeat borrowing by financially vulnerable customers and "instability in both the housing and financial markets". We also highlighted our concern that "[p]ayday lending can perpetuate this instability, draining productive resources from the bank's own customer base and the economy as a whole." These are issues that will concern a variety of investors with a variety of investment priorities, exposures, and time horizons.

It is abundantly clear from the totality of this language (and within the strict 500 word limit that investors are constrained by) that the Proponents believe that the Company's Early Access product may have impacts on society, communities, customers and the Company. Those impacts can include draining away financial resources from customers. The impacts can also extend to those customer's communities, particularly if there are a significant number of struggling borrowers within a particular city, county or state. And as the U.S. Senators said in their letter referred to earlier, this would not be consistent with a safe and sound banking system.

And the Early Access product is highly controversial, drawing the attention of regulators and policy makers. This legislative and regulatory risk can have a financial impact on the Company including the costs of responding to regulatory inquiries and lobbying at the State and Federal level. It may also have a reputational cost as customers may decide to bank elsewhere based in part upon the Company's reputation.

It should also be pointed out that if we were more specific (and somehow were able to do so within the 500 word limitation) it is likely that the Company would use that specificity to accuse us of attempting to micro-manage the Company by dictating the terms of the report. It has essentially done as much in its no-action request. In other words, the Company is striving mightily to take a standard and fairly typical shareholder proposal and turn it into something it is not. We have provided the Company with sufficient clarity to understand the parameters of our concerns and have done so without dictating the content of the report such that we are interfering with the rightful discretion of the Board in determining the precise content of the report.

With respect to the argument that we do not "define key terms" there is no requirement that terms be defined or even universally agreed upon. See *Microsoft Corporation* (September 14, 2000) where the Staff required inclusion of a proposal that requested the board of directors implement and/or increase activity on eleven principles relating to human and labor rights in China. In that case, the company argued "phrases like 'freedom of association' and 'freedom of expression' have been hotly debated in the United States" and therefore the proposal was too vague. See also, *Yahoo!* (April 13, 2007), which survived a challenge on vagueness grounds where the proposal sought "policies to help protect freedom of access to the Internet"; *Cisco Systems, Inc.* (Sep. 19, 2002) (Staff did not accept claim that terms "which allows monitoring," "which acts as a 'firewall,'" and "monitoring" were vague); and *Cisco Systems, Inc.* (Aug. 31, 2005) (Staff did not accept claim that term "Human Rights Policy" was too vague).

Similarly, if the Staff concludes the word "prepare" without including "publish" is too vague we hereby request that the Staff permit us to edit the Proposal by substituting the word "publish" for "prepare". We do not believe that the word prepare is too vague and that it is clear that its our intent that the report be public. But in an effort to keep the focus on the substance of the issues and not to allow minor issues to detract from the analysis we propose this amendment. As the Staff explained in Staff Legal Bulletin 14 (July 13, 2001), "we have a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal" and do not "require detailed and extensive editing in order to bring them into compliance with the proxy rules." This is just such an example of a minor revision as it would not change the substantive focus of the proposal and would not require detailed or extensive editing.

In conclusion, we urge the Staff to reject the Company's arguments and conclude that because it has not clearly met its burden of proof, the Proposal cannot be excluded from the Company's proxy.

**Conclusion**

In conclusion, we respectfully request the Staff to inform the Company that Rule 14a-8 requires a denial of the Company's no-action request. As demonstrated above, the Proposal is not excludable under Rule 14a-8. Not only does the Proposal raise a significant social policy issue facing the Company, but it also raises the issue at a level of detail that is appropriate for shareholder consideration. In addition, the Proposal does not contain materially false or misleading statements or otherwise violate the proxy rules. In the event that the Staff should decide to concur with the Company and issue a no-action letter, we respectfully request the opportunity to speak with the Staff in advance.

Please contact me at (503) 592-0864 or jkron@trilliuminvest.com with any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Jonas Kron

cc: Richard Schmalzl, Esq. rschmalzl@graydon.com
GraydonHead

Samuel Lind , sam.lind@53.com.
Fifth Third Bancorp

Sisters of the Holy Names of Jesus and Mary U.S. Ontario Province

Attachment A

Payday Lending

**WHEREAS**

Predatory lending like payday loans have received significant public criticism for their high interest rates and rates of repeat borrowing. Our company is extending high-cost direct deposit advances that resemble payday loans and could expose customers to a costly "debt trap". We believe these advances present serious hazards to Fifth Third's most financially vulnerable customers and to the company itself.

Fifth Third ("FITB") charges $10 for each $100 borrowed through direct deposit advance. Loans are repaid automatically, in full, out of the customer's next direct deposit. Research from the Center for Responsible Lending demonstrates that the typical user of this type of product pays 365% APR on a 10-day loan and remains indebted for 175 days out of the year.

This lending may pose regulatory, legal, and reputational risks to FITB. Regulators have repeatedly warned banks to avoid making or facilitating payday loans that result in long-term debt. The FDIC has begun an inquiry into payday lending practices and the Consumer Financial Protection Bureau has begun examination of payday-type, short-term lending at both payday storefronts and banks. FITB is one of only four major banks exposed to these risks, as the majority of state and national banks do not offer this type of product line.

In recent years, a host of predatory lending practices have cost households billions in fees and catalyzed instability in both the housing and financial markets. Payday lending can perpetuate this instability, draining productive resources from the bank's own customer base and the economy as a whole.

FITB has disclosed little information to its shareholders about the product and the bank's reliance upon it, and we do not believe management has demonstrated that steps taken to prevent or mitigate harms are effective.

**RESOLVED**

Shareholders request the Board of Directors prepare a report by September 2013 discussing the adequacy of the company's direct deposit advance lending policies in addressing the social and financial impacts described above. Such a report should be prepared at a reasonable cost, omitting proprietary information and not conceding or forfeiting any issue in litigation related to these products.

**SUPPORTING STATEMENT**

We believe responsible practices that are designed to strengthen rather than weaken customers' financial health are in the best interest of our company, its clients, the communities it operates in, and our economy.

The FDIC has stated that "providing high-cost, short-term credit on a recurring basis to customers with long-term credit needs is not responsible lending, increases institutions' credit, legal, reputational, and compliance risks; and can create a serious financial hardship for the customer."

We believe it would helpful if the report includes information on the frequency with which the product is used, impact of the product on overdraft fees and nonsufficient funds fees, cost to the institution and total revenues derived from these loans. We also believe the report should include metrics to determine whether loans extended are consistent with customers' ability to repay without repeat borrowing.

Attachment B

# United States Senate

WASHINGTON, DC 20510

January 2, 2013

The Honorable Ben S. Bernanke
Chairman
Board of Governors, Federal Reserve System
20th Street and Constitution Avenue, NW
Washington, DC 20551

The Honorable Thomas J. Curry
Comptroller
Office of the Comptroller of the Currency
250 E Street, SW
Mail Stop 2-3
Washington, DC 20219

The Honorable Martin Gruenberg
Chairman
Federal Deposit Insurance Corporation
1776 F Street, NW
Washington, DC 20006

Dear Chairman Bernanke, Comptroller Curry, and Chairman Gruenberg:

We write to urge you to take immediate steps to stop the financial institutions that your agencies supervise from engaging in payday lending – an unsafe and unsound practice – before it becomes an even larger problem in the states we represent.

Your agencies have a long history of appropriately prohibiting their supervisee banks from partnering with non-bank payday lenders to facilitate evasion of state laws restricting payday loans.[1] But several of your largest supervisees are currently making payday loans directly to their own customers.

We applaud the FDIC for its recent statement that the agency is "deeply concerned" about payday lending by banks, is investigating, and is considering further steps.[2]

We also applaud the OCC's recent statements before the House of Representatives. The agency noted that payday lending is "unsafe and unsound and unfair to consumers" and that the profitability of payday loans "is dependent on effectively trapping consumers in a cycle of repeat credit transactions, high fees, and unsustainable debt."[3] The agency further noted the importance of the protections that the Military Lending Act provides members of the military and their dependents by "restricting the cost and terms of . . . abusive credit products."[4]

The banks call these loans deposit "advance" loans, but they are structured just like loans from payday loan storefronts, carrying a high cost (averaging 365% in annualized interest)[5] combined with a short-term balloon repayment (averaging just 10 days).[6] Indeed, in their own advisory letters addressing payday lending, the OCC and FDIC both note that "payday loans" are "also known as 'deferred deposit advances.'"[7]

For customers with direct deposit of wages or public benefits, the banks will advance the pay in increments for a fee, ranging from $7.50 to $10 per $100 borrowed. The bank deposits the loan amount directly into the customer's account and then repays itself the loan amount, plus the fee, directly from the customer's next incoming direct deposit. If direct deposits are not sufficient to repay the loan within 35 days, the bank repays itself anyway, even if the repayment leads to the consumer's account being overdrawn, triggering more costs through overdraft fees.

Like non-bank payday borrowers, bank payday borrowers routinely find themselves unable to repay the loan in full while meeting their expenses the next month without taking out another payday loan. *On average, bank payday borrowers are stuck in this debt cycle for 175 days per year. The typical borrower takes out 16 bank payday loans within twelve months, with many borrowers taking out 20 or even 30 or more loans within one year.*[8]

The OCC's June 2011 proposed guidance addressing bank payday lending identifies safety and soundness concerns with these loans, noting operational, reputational, compliance, and credit risks. It expresses concern about the cycle of debt the product generates. But the proposed guidance, as applied, would not effect a change in the fundamental structure of the product that creates the cycle of debt: high-cost combined with short-term balloon repayment. Rather, signals from the financial industry indicate banks would view this guidance as a green light to proceed with widespread payday lending.[9] We urge the OCC to withdraw this proposed guidance.

The OCC has now acknowledged that payday loans are unsafe and unsound. The data now show these "advance" loans are not only structured like payday loans, but they also create the same cycle of debt. The FDIC's concern with payday lending has long been clear,[10] and the Board has also long highlighted safety and soundness concerns associated with high cost lending that leads to frequent renewals.[11] Indeed, bank payday loans increase the ranks of the unbanked by making checking accounts unsafe for vulnerable consumers,[12] a result clearly inconsistent with a safe and sound banking system. And payday lending poses serious reputational risks to any financial institution engaging in it.

As the agencies responsible for the safety and soundness of the financial institutions you supervise, you are compelled to stop them from making payday loans and to prevent additional banks from beginning to do so. We urge you to take meaningful regulatory action that ensures that no bank, regardless of its prudential regulator, structures loans in a way that traps its customers in a cycle of high cost debt. Our states' residents, and consumers everywhere, deserve better from our nation's financial institutions.

We appreciate your consideration of our concerns and would be happy to discuss them further.

Sincerely,



Richard Blumenthal
United States Senate



Richard J. Durbin
United States Senate



Charles E. Schumer
United States Senate



Sherrod Brown
United States Senate



Tom Udall
United States Senate

cc: The Honorable Richard Cordray
Director
Consumer Financial Protection Bureau
1800 G Street NW
Washington, DC 20522

---

[1] OCC Advisory Letter on Payday Lending, AL 2000-10 (Nov. 27, 2000); FDIC Financial Institution Letters, Guidelines for Payday Lending, FIL 14-2005, February 2005; In the early 2000s, the Board stopped the First Bank of Delaware from renting its charter to storefront payday lenders. *See* consumer complaint about the bank's payday activities at Consumer Federation of America, et al, *Consumer and Community Groups Call on Federal Reserve Board to Halt Rent-A-Bank Payday Lending By Delaware Bank*, April 15, 2003, *at* http://www.consumerfed.org/financial-services/166.

[2] Carter Dougherty, *FDIC to look at payday lending by banks*, Star Tribune, June 1, 2012, *available at* http://www.startribune.com/business/156520475.html?refer=y.

[3] Testimony of Grovetta Gardineer, Deputy Comptroller for Compliance Policy, Office of the Comptroller of the Currency, Before the Subcommittee on Financial Institutions and Consumer Credit, Committee on Financial Services, U.S. House of Representatives, July 24, 2012, at 1, 5.

[4] *Id.* at 5.

[5] Center for Responsible Lending, "Big Bank Payday Loans," CRL Research Brief, July 2011, *available* at http://www.responsiblelending.org/payday-lending/research-analysis/big-bank-payday-loans.pdf. This APR is based on a fee of $10 per $100 borrowed, which most banks making payday loans charge. One bank charges $7.50 per $100 borrowed.

[6] *Id.*

[7] OCC Advisory Letter, AL 2000-10, Payday Lending, http://www.occ.gov/static/news-issuances/memos-advisory-letters/2000/advisory-letter-2000-10.pdf; FDIC Financial Institution Letters, Guidelines for Payday Lending, FIL 14-2005, February 2005.

[8] "Big Bank Payday Loans." Borrowers remain in this cycle of debt despite "protections" banks have in place like "installment options" and "cooling-off periods," which, as with storefront payday lending, simply do not stop the cycle of repeat loans.

[9] When the CEO of one payday loan company was asked about banks' appetite for involvement in payday loans, he responded that he viewed the OCC's guidance "very positively" and that "once . . . it was issued, we began [the] process of talking to additional financial institutions about the ability to get involved and assist them in a micro line of credit product whether it be laid over a card or DDA [direct deposit advance] account." Daniel Feehan, President, Chief Executive Officer and Director of Cash America – the company that distributed cards carrying MetaBank's iAdvance payday loan product before the OTS shut that product down – speaking on the company's second quarter 2010 investor call, July 20, 2011.

Further, Fiserv, Inc., a provider of software systems to the financial industry, has developed a bank payday software product it calls "Relationship Advance." Fiserv is reporting significant interest in this product: "The pipeline is extremely strong. We've had some very nice mid-tier signings over the last three, four months and we see this as an interesting driver of ... high-quality recurring revenue . . . ." Fiserv Investor Conference, Oct. 11, 2011.

[10] FDIC Financial Institution Letters, Guidelines for Payday Lending, FIL 14-2005, February 2005.

[11] See, e.g., 2001 guidance addressing subprime lending and the 2004 guidance addressing unfair and deceptive acts or practices by state-chartered banks. SR 01-4, Letter from Board of Governors to Supervisees and attached Interagency Extended Guidance for Subprime Lending Programs, January 31, 2001.

[12] Research has long shown that payday loans cause serious financial harm, including loss of basic banking privileges because of repeated overdrafts, increased likelihood of bankruptcy, paying credit card debts and other bills late, and delayed medical care. *See* the following studies for discussions of these negative consequences of payday lending: (1) Paige Marta Skiba and Jeremy Tobacman, *Do Payday Loans Cause Bankruptcy?* Vanderbilt University and the University of Pennsylvania (October 10, 2008), *available at* www.law.vanderbilt.edu/faculty/faculty-personal-sites/paige-skiba/publication/download.aspx?id=2221; (2) Sumit Agarwal, Paige Skiba, and Jeremy Tobacman. *Payday Loans and Credit Cards: New Liquidity and Credit Scoring Puzzles?* Federal Reserve of Chicago, Vanderbilt University, and the University of Pennsylvania (January 13, 2009), *available at* http://bpp.wharton.upenn.edu/tobacman/papers/pdlcc.pdf; (3) Dennis Campbell, Asis Martinez Jerez, and Peter Tufano (Harvard Business School). *Bouncing Out of the Banking System: An Empirical Analysis of Involuntary Bank Account Closures*, Harvard Business School (June 6, 2008), *available at* www.bos.frb.org/economic/eprg/conferences/payments2008/campbell_jerez_tufano.pdf; and (4) Brian T. Melzer, *The Real Costs of Credit Access: Evidence from the Payday Lending Market*, University of Chicago Business School (November 15, 2007), *available at* http://home.uchicago.edu/%7Ebmelzer/RealCosts_Melzer.pdf; (5) Bart J. Wilson, David W. Findlay, James W. Meehan, Jr., Charissa P. Wellford, and Karl Schurter, "An Experimental Analysis of the Demand for Payday Loans" (April 1, 2008 ), *available at* http://papers.ssrn.com/sol3/papers.cfm?abstract_id=1083796.

Attachment C



**Arizona House of Representatives**
**Democratic Caucus**
**1700 W Washington Street, Suite H**
**Phoenix, Arizona 85007**

February 9, 2012

The Honorable Ben S. Bernanke
Chairman
Board of Governors, Federal Reserve System
20th Street and Constitution Avenue, NW
Washington, DC 20551

The Honorable Richard Cordray
Director
Consumer Financial Protection Bureau
1500 Pennsylvania Avenue, NW
Washington, DC 20220

Mr. Martin Gruenberg
Acting Chairman
Federal Deposit Insurance Corporation
1776 F Street, NW
Washington, DC 20006

Mr. John Walsh
Acting Comptroller
Office of the Comptroller of the Currency
250 E Street, SW
Mail Stop 2-3
Washington, DC 20219

Dear Sirs:

We are writing today to express our deep concern with recent efforts by mainstream banks to begin offering high interest rate, payday-style loans. As you know, many federally chartered banks such as Wells Fargo, US Bank, and Guaranty Bank have begun offering transaction "advances" on direct deposits, which are structured just like loans from payday loan stores, a practice prohibited by Arizona law. Inevitably, other state and federally chartered banks will begin following suit unless you take immediate action.

This practice allows consumers with direct deposit of wages or public benefits to arrange with banks to advance their pay for a fee ranging from $7.50 to $10 per $100 borrowed. Banks deposit the loan amount into the customer's account and then withdraw the loan amount, along with the fee, from the customer's next direct deposit. If the deposit is insufficient to cover the loan amount, the bank can repay itself anyway, even if it means overdrawing the customer's account. Perhaps the most concerning aspect of this practice is the ease with which consumers can now secure such a loan; such an arrangement can be made online or by phone 24 hours a day, seven days a week.

These unscrupulous lending practices threaten the financial stability of our most vulnerable citizens. Research unequivocally shows that these loans trap borrowers in a cycle of long-term debt. This is why Arizona has spent countless state resources to study and understand the effects of such practices and ultimately to outlaw payday lending entirely. In 2008, the payday lending industry spent more than $14 million on a ballot measure in which they asked voters to allow the industry to exist in Arizona permanently. Arizona voters resoundingly rejected the measure. Last year, the Arizona Legislature chose not to renew the ten year old law allowing payday loan operators to do business in the state, ending payday lending in Arizona entirely.

The Democratic Caucus at the Arizona Legislature has a strong track record of protecting our most vulnerable citizens by fighting against payday lending and other unscrupulous lending practices. We call on you today to take immediate action so that the meaningful reforms taking place in Arizona and throughout the country in the name of consumer protection will not be undermined.

Sincerely,

**Arizona House of Representatives**
**Democratic Members**


Representative Chad Campbell


Representative Anna Tovar


Representative Tom Chabin


Representative Ruben Gallego


Representative Albert Hale


Representative Katie Hobbs


Representative Eric Meyer


Representative Richard Miranda


Representative Daniel Patterson


Representative Ed Ableser


Representative Steve Farley


Representative Debbie McCune Davis


Representative Lela Alston


Representative Sally Gonzales


Representative Bruce Wheeler


Representative Macario Saldate


Representative Catherine Miranda


Representative Lynne Pancrazi


Representative Matt Heinz


Representative P. Ben Arredondo

## Attachment D

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF OHIO
WESTERN DIVISION

| | |
|---|---|
| WILLIAM R. KLOPFENSTEIN, et al.,<br><br>Plaintiffs,<br><br>vs.<br><br>FIFTH THIRD BANK,<br><br>Defendant. | Case No. 1:12-cv-00851-MRB<br><br>Judge Michael R. Barrett<br><br>**MEMORANDUM IN SUPPORT OF FIFTH THIRD BANK'S MOTION TO DISMISS THE AMENDED COMPLAINT** |

## TABLE OF CONTENTS



Summary

The parties' contract repeatedly describes the fee as 10%, i.e., $1 for every $10 advanced. The contract also explains how the 120% APR disclosure was calculated. Plaintiffs admit they were charged exactly as the contract stated. Because plaintiffs cannot impose an APR definition outside the contract's four corners, plaintiffs' breach of contract claim fails.

Primary Authorities

*Harris v. Am. Postal Workers Union*, No. 98-1734, 1999 WL 993882 (6th Cir. Oct. 19, 1999).

*Lockheed Martin Corp. v. Goodyear Tire & Rubber Co.*, No. 5:10 CV 673, 2012 WL 3499510 (N.D. Ohio Aug. 15, 2012).

*N. Buckeye Educ. Council v. Grp. Health Benefits Plan*, 103 Ohio St. 3d 188, 814 N.E.2d 1210 (2004).

*Saunders v. Mortensen*, 101 Ohio St. 3d 86, 801 N.E.2d 452 (2004).

*Time Warner Entm't Co. v. Kleese-Beshara-Kleese*, No. 2009-T-0010, 2009 WL 4896222 (Ohio Ct. App. Dec. 18, 2009).

**TABLE OF CONTENTS**
(continued)



Summary

Plaintiffs allege that Fifth Third breached its promise to only charge plaintiffs 120% APR as defined by plaintiffs. But this allegation cannot support a fraud claim, since it merely recasts plaintiffs' contract claim using tort language. It is not a tort to breach a contract. Because plaintiffs only allege misrepresentations based on promises contained in the parties' contract, plaintiffs' fraud claim is barred.

Primary Authorities

*Am. Coal Sales Co. v. Nova Scotia Power, Inc.*, No. 2:06-cv-94, 2009 WL 46756 (S.D. Ohio Feb. 23, 2009).

*Airlink Comm., Inc. v. Owl Wireless, LLC*, No. 3:10 CV 2296, 2011 WL 4376123 (N.D. Ohio Sept. 20, 2011).

*Canderm Pharmacal, Ltd. v. Elder Pharm., Inc.*, 862 F.2d 597 (6th Cir. 1988).

*Davis Diamond Galerie, Inc. v. Silverman Jewlers Consultants, Inc.*, 106 F. App'x 341 (6th Cir. 2004).

*Goodyear Tire & Rubber Co. v. Commodity Exp. Leasing and Sales, Inc.*, No. 5:10cv1642, 2011 WL 1578522 (N.D. Ohio Apr. 26, 2011).

*Great N. Ins. Co. v. H.J. Osterfeld Co.*, No. 3:08-cv-382, 2011 WL 7116004 (S.D. Ohio Jan. 31, 2011).

*InfoCision Mgmt. Corp. v. Found. for Moral Law Inc.*, No. 5:08CV1342, 2009 WL 2244166 (N.D. Ohio July 27, 2009).

*Integrated Molding Concepts, Inc. v. Stopol Auctions*, No. 1:07 CV 2617, 2007 WL 3001385 (N.D. Ohio Oct. 11, 2007).

*Issac v. Ebix, Inc.*, No. 2:11-cv-00450, 2012 WL 1020296 (S.D. Ohio Mar. 26, 2012).

*Klusty v. Taco Bell Corp.*, 909 F. Supp. 516 (S.D. Ohio 1995).

*Kreamer Sports, Inc. v. Rocky Brands, Inc.*, No. 2:06-cv-576, 2008 WL 4210539 (S.D. Ohio Sept. 9, 2008).

*Lutz v. Chesapeake Appalachia, L.L.C.*, No. 4:09CV2256, 2010 WL 2541669 (N.D. Ohio June 18, 2010).

*Schwartz v. Bank One, Portsmouth, N.A.*, 84 Ohio App. 3d 806, 619 N.E.2d 10 (Ohio Ct. App. 1992).

*Solid Gold Jewelers v. ADT Sec. Sys., Inc.*, 600 F. Supp. 2d 956 (N.D. Ohio 2007).

*Stalvey v. NVR, Inc.*, No. 1:10 CV 1729, 2011 WL 3472385 (N.D. Ohio Aug. 9, 2011).

*Telxon Corp. v. Smart Media of Del.*, Nos. 22098, 22099, 2005 WL 2292800 (Ohio Ct. App. Sept. 21, 2005).

*Textron Fin. Corp. v. Nationwide Mut. Ins. Co.*, 115 Ohio App. 3d 137, 684 N.E.2d 1261 (Ohio 9th Dist. 1996).

*Thornton v. Cangialosi*, No. 2:09-CV-585, 2010 WL 2162905 (S.D. Ohio May 26, 2010).

*Toledo Mack Sales & Serv., Inc. v. Mack Trucks, Inc.*, 437 F. App'x 381 (6th Cir. 2011).

*Uhl v. Komatsu Forklift Co., Ltd.*, 512 F.3d 294 (6th Cir. 2008).

*Valente v. Univ. of Dayton*, 438 F. App'x 381 (6th Cir. 2011).

*Wolfe v. Cont'l Cas. Co.*, 647 F.2d 705 (6th Cir. 1981).

**TABLE OF CONTENTS**
(continued)



Summary

Federal law preempts plaintiffs' state law usury claim against Fifth Third. And, in any event, a usury claim against Fifth Third fails under the most favored lender doctrine, which applies to national banks and state chartered, federally insured banks, including Fifth Third. Under clear Sixth Circuit precedent, because Ohio allows certain lenders to charge unlimited interest rates, most favored lenders may charge these same unlimited rates. Plaintiffs' R.C. 1109.20 claim thus fails.

Primary Authorities

12 U.S.C. §§ 85, 86, 1831d.
R.C. 1109.20, 1151.21, 1161.28.
*B & G Mining, Inc. v. Dir., Office of Workers Comp. Programs*, 522 F.3d 657 (6th Cir. 2008).
*Begala v. PNC Bank, Ohio, N.A.*, 214 F.3d 776 (6th Cir. 2000).
*Beneficial Nat'l Bank v. Anderson*, 539 U.S. 1 (2003).
*Cmty. State Bank v. Strong*, 651 F.3d 1241 (11th Cir. 2011).
*Discover Bank v. Vaden*, 489 F.3d 594 (4th Cir. 2007), *rev'd on other grounds*, 556 U.S. 49 (2009).
*Greenwood Trust Co. v. Massachusetts*, 971 F.2d 818 (1st Cir. 1992).
*In re Cmty. Bank of N. Va.*, 418 F.3d 277 (3d Cir. 2005).
*Kenty v. Bank One, Columbus, N.A.*, 92 F.3d 384 (6th Cir. 1996).
*Marquette Nat'l Bank of Minneapolis v. First of Omaha Serv. Corp.*, 439 U.S. 299 (1978).
*Northway Lanes v. Hackley Union Nat'l Bank & Trust Co.*, 464 F.2d 855 (6th Cir. 1972).
*Smiley v. Citibank, N.A.*, 517 U.S. 735 (1996).



Summary

R.C. 1109.20 contains no language that authorizes a private right of action. Under Ohio law, when the General Assembly has withheld a private right of action, courts may not create one out of thin air.

Primary Authorities

R.C. 1101.99, 1109.20, 1109.69, 1121.35, 1127.01, 1127.08.
*Collins v. Nat'l City Bank*, No. 19884, 2003 WL 22971874 (Ohio Ct. App. Dec. 19, 2003).
*Culbreath v. Golding Enters., L.L.C.*, 114 Ohio St. 3d 357, 872 N.E.2d 284 (2007).
*Fawcett v. G.C. Murphy & Co.*, 46 Ohio St. 2d 245, 348 N.E.2d 144 (1976), *superseded on other grounds by statute.*
*Hoops v. United Tel. Co. of Ohio*, 50 Ohio St. 3d 97, 553 N.E.2d 252 (1990).
*Nielsen v. Ford Motor Co.*, 113 Ohio App. 3d 495, 681 N.E.2d 470 (Ohio Ct. App. 1996).
*Thompson v. Thompson*, 484 U.S. 174 (1988).
*Wuliger v. Liberty Bank, N.A.*, No. 3:02CV1378, 2004 WL 3377416 (N.D. Ohio Mar. 4, 2004).

TABLE OF CONTENTS
(continued)



Summary

R.C. 1109.20 not only explicitly permits Fifth Third to charge cash advance fees, but it exempts those fees from the 25% APR limitation on which plaintiffs' rely. Thus, plaintiffs' claim fails based on R.C. 1109.20's own terms.

Primary Authorities

R.C. 1109.20.



Summary

First, like plaintiffs' fraud claim, their conversion claim fails because the only allegation is that Fifth Third collected more money than plaintiffs' reading of the parties' contract allowed. This, again, is a contract claim. Second, Ohio law is clear that plaintiffs may not base a conversion claim on money that is not earmarked or otherwise identifiable. Last, Fifth Third cannot be liable for converting money that it collected pursuant to an unambiguous contract.

Primary Authorities

*Dice v. White Family Cos.*, 173 Ohio App. 3d 472, 878 N.E.2d 1105 (Ohio Ct. App. 2007).

*Dottore v. Nat'l Staffing Servs., LLC*, No. 3:06CV1942, 2010 WL 2106223 (N.D. Ohio May 25, 2010).

*Haul Transport of VA, Inc. v. Morgan*, No. CA 14859, 1995 WL 328995 (Ohio Ct. App. 1995).

*Integrated Molding Concepts, Inc. v. Stopol Auctions*, No. 1:07 CV 2617, 2007 WL 3001385 (N.D. Ohio Oct. 11, 2007).

*Jarupan v. Hanna*, 173 Ohio App. 3d 284, 878 N.E.2d 66 (Ohio Ct. App. 2007).

*Landskroner v. Landskroner*, 154 Ohio App. 3d 471, 797 N.E.2d 1002 (Ohio Ct. App. 2003).

*Lutz v. Chesapeake Appalachia, L.L.C.*, No. 4:09CV2256, 2010 WL 2541669 (N.D. Ohio June 18, 2010).

*Northampton Rest. Grp., Inc. v. FirstMerit Bank, N.A.*, No. 5:09CV02630, 2010 WL 3069494 (N.D. Ohio Aug. 3, 2010), *aff'd*, 2012 WL 2608807 (6th Cir. July 5, 2012).

*Northampton Rest. Grp., Inc. v. FirstMerit Bank, N.A.*, No. 10-4056, 2012 WL 2608807 (6th Cir. July 5, 2012).

*NPF IV, Inc. v. Transitional Health Servs.*, 922 F. Supp. 77 (S.D. Ohio 1996).

*Toledo Mack Sales & Serv., Inc. v. Mack Trucks, Inc.*, 437 F. App'x 381 (6th Cir. 2011).



Summary

The parties' relationship is governed by an express written contract. Based on well-established Ohio law, unjust enrichment is unavailable in this situation. Thus, plaintiffs' fifth claim fails.

Primary Authorities

**TABLE OF CONTENTS**
(continued)

## SUMMARY OF THE ARGUMENT

Plaintiffs do not dispute they voluntarily signed up for Fifth Third Bank's Early Access Program, which offers open-end lines of credit to checking account customers. They admit requesting several cash advances under the program, timely receiving the money they requested, and then repaying the advance, along with a fee repeatedly disclosed in their contract, to the bank.

Despite those undisputed facts, Klopfenstein, McKinney, Donald and Lyn Adanich, and Little filed this putative nationwide class action against Fifth Third, alleging the cash advance fees they paid were too expensive. Although styled as six different causes of action, plaintiffs' complaint boils down to two allegations: (1) the contract's 120% annual percentage rate disclosure is misleadingly low for customers who pay their advances in less than 30 days; and, (2) the cash advance fee violates R.C. 1109.20's 25% interest rate limitation.

Because these allegations do not state a claim upon which relief may be granted, the amended complaint should be dismissed. To start, the contract repeatedly discloses the exact fee that plaintiffs claim they were charged, $1 for every $10 advanced. While the contract also expresses the fee as an annual percentage rate, the contract explicitly defines and explains the method by which the 120% APR figure is calculated. Plaintiffs nonetheless invite this Court to redefine the contract's "annual percentage rate" term based on a definition at odds with the contract's express terms. But the Court cannot simply rewrite the parties' contract as plaintiffs urge. Because the cash advance fee was disclosed and calculated as an APR in accordance with the unambiguous terms of the contact, plaintiffs' common law claims fail.

Plaintiffs' statutory claim that the cash advance fee violated R.C. 1109.20 is preempted by federal law. 12 U.S.C. § 1831d(a); *Begala v. PNC Bank, Ohio, N.A.*, 214 F.3d 776, 782 (6th Cir. 2000). As a state-chartered, federally insured bank, Fifth Third is not subject to R.C. 1109.20 under the most favored lender doctrine. Moreover, no cause of action exists under that statute. And, even if such a claim were cognizable, R.C. 1109.20 expressly exempts cash advance and related fees like this from its 25% rate limitation.

Finally, plaintiffs' other claims should be dismissed for additional, independent reasons. First, a common-law fraud claim cannot be based—as it is here—on the same subject matter governed by a contract. Second, plaintiffs' conversion claim fails because a contract governs the cash advance fee issue and because plaintiffs' claim is for fungible money, not specifically identifiable property. Fourth, the unjust enrichment claim fails because a contract governs the parties' relationship. Fifth, plaintiffs' claim styled as "unconscionability" fails because it is an affirmative defense, not a cause of action. Finally, Ohio's voluntary payment doctrine bars all of plaintiffs' claims.

## FACTS AS ALLEGED IN THE COMPLAINT

### I. Fifth Third's Early Access Program.

Plaintiffs complain at length about "storefront check-cashing operations" and payday lenders. (*E.g.*, Compl. ¶¶ 2-3, 7, 14, 47, 50-51.) But Fifth Third is neither a storefront check-cashing operation nor a payday lender. Rather, the Early Access Program offers open-end lines of credit to eligible Fifth Third customers with checking accounts. (Terms & Conditions 1, Compl. Ex. B.) The Office of the Comptroller of the Currency ("OCC") has in fact distinguished programs like Fifth Third's from payday lending:

> It's not a payday loan. It's available through banks and bank branches. It's something you don't get at a storefront. This is a product that is offered to

> customers and they don't have to use it. If it works for them, fine. If it's not suitable for them, they can find something else.[1]

Fifth Third's Early Access Program allows customers to take a cash advance on their next qualified direct deposit. (Terms & Conditions 1, Compl. Ex. B.) The maximum credit limit is $1,000 and depends primarily on the customer's average direct deposits. (*Id.* at 3.) Advances are repaid from the customer's direct deposit(s) of $100 or more. (*Id.* at 1, 4.) Unlike storefront checking operations, a "cooling-off period" prevents customers from repeatedly using the product under certain circumstances. (*Id.* at 4-5.) A customer has 35 days to repay the advance. (*Id.*)

### A. The Program's Eligibility Requirements.

To be eligible to enroll in the program, a customer must have an open Fifth Third checking account in good standing, not including student checking accounts, accounts held by minors, accounts held by non-individuals, such as trusts, accounts subject to the legal process, or accounts in the charge-off process. (*Id.* at 1-2.) Fifth Third also has requirements to maintain eligibility for the program. A customer may lose his eligibility for a number of reasons, including taking the maximum credit limit for six straight months, leaving an account overdrawn for 10 consecutive days, or overdrawing an account 20 times in a two-month period. (*Id.* at 2-3.) At its sole discretion, Fifth Third may also reduce a customer's credit limit based on the customer's handling of funds or other factors. (*Id.* at 4.)

---

[1] Compl. Ex. A, at 4 (redactions removed) (citing http://washingtonindependent.com/80162/watchdog-group-raises-alarm-over-payday-loans-at-mainstream-banks). Attachments to the complaint, such as the Terms & Conditions, and related documents central to the complaint's allegations, such as the Frequently Asked Questions, to which the Terms & Conditions refer, (Terms & Conditions 2, Compl. Ex. B), and that are quoted by plaintiffs, (Compl. ¶ 42), may be considered when deciding a Rule 12 motion. *Weiner v. Klais and Co.*, 108 F.3d 86, 89 (6th Cir. 1997); *Robins v. Global Fitness Holdings, LLC*, 838 F. Supp. 2d 631, 642 (N.D. Ohio 2012). A copy of the Frequently Asked Questions is attached as Exhibit A.

### B. The Program's Fee Is 10% Of The Advanced Amount.

The transaction fee is 10% of the advanced amount, and that fee is repeatedly described and highlighted in the program's documentation. The first page of the Terms & Conditions states in bold: "**The transaction fee is $1 for every $10 borrowed. This equates to an Annual Percentage Rate (APR) of 120%.**" (*Id.* at 1 (emphasis in original).) The Terms & Conditions also provides: "**<u>Transaction (Cash Advance) Fee:</u>** A 10% transaction fee will be assessed for each dollar that you advance through your Fifth Third Early Access account feature. For example, for every $10 that you advance, the transaction fee will be $1; without regard to how long the Advance remains outstanding." (*Id.* at 4 (emphasis in original).)

The Terms & Conditions later repeats that the transaction fee is 10% of the cash advance amount:

**INTEREST RATE AND FEES**

| Interest Rate | |
|---|---|
| **Annual Percentage Rate (APR) for Cash Advances** | **120%** |
| **Fees** | |
| **Annual Fee** | **None** |
| **Transaction Fees**<br>• Cash Advance | **10%** of the amount of each cash Advance |
| **Penalty Fees** | |
| • Late Payment | **None** |
| • Over-the-Credit Limit | **None** |

(*Id.* at 4.)

Importantly, the Terms & Conditions explicitly describes the calculation method for the 120% APR disclosure:

> The **APR** is a measure of the cost of credit, expressed as a yearly rate. The **Annual Percentage Rate** is calculated by dividing the transaction fee by the Advance

amount and multiplying the quotient by the number of statement cycles within a year.

(*Id.* (emphasis in original).) The Terms & Conditions even provides a specific example of how the cash advance fee is calculated and expressed as an APR: "For example, $100 Advance with a $10 transaction fee = **$10/$100** = 0.1% x 12 cycles = **120% APR**." (*Id.* (emphasis original).)

The details of the advances, fees, outstanding balances, payments, and credits, as well as a customer's credit limit, appear on a customer's monthly checking account statement. (*Id.* at 5.) If a customer has issues about the program, the customer may write to the bank or stop any automatic payment amount he thinks is wrong. (*Id.* at 5-6.) He does not have to pay any questioned amount while the bank investigates the claim. (*Id.* at 6.) Plaintiffs do not allege they ever complained about any of the charges at issue.

### C. Borrowers Are Told The Advances Are An Expensive Form Of Credit.

The Terms & Conditions—which customers must sign and date if they choose to enroll—repeatedly states the program offers an "expensive form of credit" that "is not intended to provide a solution for longer-term financial needs." (*Id.* at 1.) The second bullet point on the first page offers specific warnings about the cost of this credit:

- **Please Note: This is an expensive form of credit. This feature is designed to help our customers meet their short-term borrowing needs and is not intended to provide a solution for longer-term financial needs. Appropriate emergencies might be a car repair, medical care for you or your family, or travel expenses in connection with your job. Alternative forms of credit may be less expensive and more suitable to your long-term financial needs. We do not recommend continued use of the service. If you decide to borrow, borrow only as much as you can afford to pay back with your next direct deposit as the amount advanced, plus the transaction fee, will be deducted from your next direct deposit. Contact a Fifth Third Banking Center for other credit options that are less expensive and may be more appropriate for your credit needs.**

(*Id.* (emphasis in original).) Fifth Third further explains that it may be able to offer other, less expensive and more appropriate credit options for the customer. (*Id.*) The customer is advised to consider alternative forms of credit and told that the Early Access Program is "designed to fulfill a short-term funding need and not for use as a continuous source of funds for basic financial maintenance." (*Id.* at 7.)

### D. The Program's Frequently Asked Questions Further Explains These Issues.

The program's Frequently Asked Questions ("FAQ"), quoted by plaintiffs and referred to in the Terms & Conditions, (*id.* at 1; Compl. ¶ 40), further explains aspects of the Program, (FAQ, Def.'s Mot. to Dismiss Ex. A). For example, the FAQ repeatedly explains the cash advance fee, e.g., "Remember, the cost of each Fifth Third Bank Early Access Advance is 10% of the Advance amount, which is equivalent to a $1 transaction fee for every $10 advanced." (*Id.* at 7; *see also id.* at 2, 3.) And like the Terms & Conditions, the FAQ explicitly describes how Fifth Third calculates the APR:

**How is the Annual Percentage Rate (APR) calculated?**
Annual Percentage Rate (APR) is the cost of funds borrowed over a one-year period. APR is calculated as a percent of the Advance amount multiplied by the number of statement cycles within a year.

For example:
$50 Advance with a $5 fee = $5/$50 = 10% X 12 Cycles = **120% APR**.
We show the Annual Percentage Rate (APR) for Fifth Third Early Access so our customers can compare the cost of using this product against other forms of credit, but there is no interest charge associated with an Advance.

(*Id.* at 3 (emphasis in original).)

The FAQ also repeatedly emphasizes the program is an expensive form of credit. (*Id.* at 1, 2, 6.) Later on, the FAQ states that, "If you have access to less expensive forms of credit, you should use them instead." (*Id.* at 2.)

### E. The Comptroller Of Currency Permits Such Programs.

Although plaintiffs allege the Early Access Program is a payday loan program that runs afoul of federal payday loan guidelines, the OCC's proposed guidance expressly allows deposit-advance programs like the Early Access Program. While not mandatory, the OCC suggests that banks follow these guidelines "in connection with any deposit-related consumer credit product to address potential operational, reputational, compliance, and credit risks." Guidance on Deposit-Related Consumer Credit Products, 76 Fed. Reg. 33409, 33410 (proposed June 8, 2011). Of particular relevance, the kind and amount of fees contemplated by the OCC are identical to those offered by Fifth Third through the Early Access program: "Advances are made in fixed dollar increments and a flat fee is assessed for each advance." *Id.* at 33412. And, the OCC's example fee is precisely what Fifth Third charged plaintiffs: "For example, a customer may obtain advances in increments of $10 or $20 for $1 or $2 per increment borrowed." *Id.* The OCC's proposed guidance shows the Early Access Program is not an unlawful payday loan program.

**II. Plaintiffs Voluntarily Used The Program.**

Plaintiffs participated in the Early Access Program.[2] (Compl. ¶¶ 56, 68, 78, 82.) Plaintiffs do not dispute that they elected to enroll in the program, signed the Terms & Conditions, and voluntarily took out cash advances. (The Terms & Conditions also asked plaintiffs "to read these terms and conditions carefully," and to contact Fifth Third "with any questions." (Terms & Conditions 2, Compl. Ex. B.)) Plaintiffs do not dispute that they were eligible to enroll—and to stay enrolled—in the Early Access Program.

Klopfenstein alleges that he took six cash advances under the program six times during the summer of 2011. (Compl. ¶¶ 56, 58, 60, 62, 64, 66.) After each advance, Klopfenstein made a direct deposit from which the advance was repaid. (*Id.*) The fee that he was charged was $1 for every $10 advanced. (*Id.*) For example, Klopfenstein alleges that he took a $200 advance on May 31, 2011, and three days later, he repaid Fifth Third $220. (*Id.* at ¶ 56.) In other words, Klopfenstein was charged $20 for a $200 advance— $1 for every $10 advanced.

[2] Although not alleged in the complaint, plaintiff McKinney continued to use the program even after filing the complaint. Plaintiff Little used the program the day the amended complaint was filed.

Likewise, McKinney alleges that he "received an advance" under the Program five times between August 2009 and January 2012. (*Id.* at ¶¶ 68, 70, 72, 74, 76.) Donald and Lyn Adanich allege they received two advances in May of 2012. (*Id.* at ¶¶ 78, 80.) And Little alleges that he received three advances, all occurring in 2012. (*Id.* at ¶¶ 82, 84, 86.) Like Klopfenstein, McKinney, Little, and Donald and Lyn Adanich acknowledge that for each advance they were charged $1 for every $10 advanced. (*Id.* at ¶¶ 68, 70, 72, 74, 76, 78, 80, 82, 84, 86.) Plaintiffs also do not dispute the Early Access Program permits them to repay their advances within 35 days of each advance.

**III. Plaintiffs Contend The Program's APR Disclosure Is Misleading And The Advance Fees Violate Revised Code 1109.20.**

Plaintiffs filed this lawsuit, alleging that the bank "intentionally misleads its customers" by disclosing a 120% APR. (*Id.* at ¶ 9.) Plaintiffs allege this disclosure is misleading "[b]ecause Fifth Third charges a 'fee' of $10 per every $100 advanced" and "the APR is 120% only if the loan is not paid until 30 days after it is issued." (*Id.* at ¶ 11.) Plaintiffs also allege that the cash advance fees should be considered interest (not a fee), and thus violate R.C. 1109.20's 25% interest rate limit. (*Id.* at ¶ 89.) Plaintiffs brought claims for breach of contract, fraud, "Violations of Ohio Rev. Code § 1109.20," conversion, unjust enrichment, and "unconscionability." (*Id.* at ¶¶ 92-139.) They do not allege the program violates any statute governing disclosures, including the Truth in Lending Act, 15 U.S.C. § 1601 et seq.

Plaintiffs seek to represent a nationwide class of customers who used the Early Access Program and repaid their cash advance in less than 30 days. (*Id.* at ¶ 22.) They do not seek to represent customers who repaid their advance after 30 days. For the reasons below, plaintiffs' claims should be dismissed.

## STANDARD OF REVIEW

To survive a Rule 12(b)(6) motion to dismiss, a plaintiff must allege "enough facts to state a claim to relief that is plausible on its face." *Bell Atl. Corp. v. Twombly*, 550 U.S. 544, 570 (2007).

"Determining whether a complaint states a plausible claim for relief" is a "context-specific task that requires the reviewing court to draw on its judicial experience and common sense." *Ashcroft v. Iqbal*, 556 U.S. 662, 679 (2009). This "plausibility" standard "asks for more than a sheer possibility that a defendant has acted unlawfully." *Id.* at 678. It is not enough for a plaintiff to plead facts that could conceivably support a finding of liability. Rather, the allegations must "nudge[ ]" the plaintiff's "claims across the line" from conceivable to plausible. *Twombly*, 550 U.S. at 547; *Iqbal*, 556 U.S. at 680.

Moreover, the Court should not "accept as true a legal conclusion couched as a factual allegation." *Twombly*, 550 U.S. at 555 (quoting *Papasan v. Allain*, 478 U.S. 265, 286 (1986)). Neither formulaic recitations of legal elements nor naked assertions devoid of factual enhancement will do. *Iqbal*, 556 U.S. at 678. "Threadbare recitals of the elements of a cause of action, supported by mere conclusory statements, do not suffice." *Id.* ("Rule 8 . . . does not unlock the doors of discovery for a plaintiff armed with nothing more than conclusions.").

## LAW AND ARGUMENT

### I. Fifth Third Has Not Breached The Contract. (Claim One.)

Plaintiffs allege that Fifth Third breached the parties' contract by: (1) "charging [an] Annual Percentage Rate[] . . . in excess of 120%," and (2) "failing to provide users with an accurate means of comparing credit provided by the Early Access program with other borrowing options." (Compl. ¶¶ 94-95.) But plaintiffs' argument fails based on the contract's plain language. Put simply, plaintiffs admit they got what they contracted for, and their strained reading of the parties' contract is inconsistent with its four corners.

### A. This Is A Question Of Law.

"Under Ohio law, contract interpretation is a matter of law when a contract's terms are clear and unambiguous." *Pavlovich v. Nat'l City Bank*, 435 F.3d 560, 565 (6th Cir. 2006).[3] The interpretation of written contracts is a question of law for the court. *Latina v. Woodpath Dev. Co.*, 57 Ohio St. 3d 212, 214, 567 N.E.2d 262 (1991). "The intent of the parties to a contract is presumed to reside in the language they chose to employ in the agreement." *Kelly v. Med. Life Ins. Co.*, 31 Ohio St. 3d 130, 509 N.E.2d 411 (1987), syllabus. Ohio law gives a contract's terms "their plain and natural meaning." *St. Mary's Foundry v. Emp'rs Ins. of Wausau*, 332 F.3d 989, 992 (6th Cir. 2003). A contract should be interpreted so as to "give meaning to every paragraph, clause, phrase, and word." *Id.* If the contract's language is unambiguous, the court may not go beyond that plain language to determine the rights and obligations of the parties. *Long Beach Ass'n, Inc. v. Jones*, 82 Ohio St. 3d 574, 577, 697 N.E.2d 208 (1998); *St. Mary's Foundry*, 332 F.3d at 992. Here, there is no dispute about the facts. The only dispute involves the contract's language.

### B. Plaintiffs Were Charged For Their Advances In Accordance With The Contract.

The heart of plaintiffs' contract claim is that the 120% APR should have been calculated using a daily interest rate. Plaintiffs reference the 120% APR disclosure as if it were the sole phrase in the contract relating to the cash advance fee. But plaintiffs ignore the contract's plain language describing the cash advance fee and the methodology for calculating the 120% APR disclosure.

#### 1. The contract unambiguously and repeatedly states the fee.

The first page of the contract states, "**The transaction fee is $1 for every $10 borrowed. This equates to an Annual Percentage Rate (APR) of 120%.**" (Terms & Conditions 1, Compl. Ex. B (emphasis in original).) Later, the contract states that the fee for a cash advance is "**10%** of the amount of each cash Advance." (*Id.* at 4 (emphasis in original).) Were this not enough, the

[3] The plaintiffs allege Ohio law applies. (Compl. ¶ 37.)

contract then provides a specific example, under the heading "**Transaction (Cash Advance) Fee**," explaining that customers are charged one dollar for every ten dollars that are borrowed. (*Id.* (emphasis in original).) Here again the contract states: "A 10% transaction fee will be assessed for each dollar that you Advance through your Fifth Third Early Access account feature." (*Id.*) And again, reiterated in even simpler terms: "[F]or every $10 that you Advance, the transaction fee will be $1; without regard to how long the Advance remains outstanding." (*Id.*)

The FAQ further explains the fee using specific examples. Under the heading "**What does it cost?**," the FAQ explains that,

> The transaction fee is $1.00 for each $10 that you Advance. For example, if you Advance $100, the fee would be $10. The $10 fee would be automatically collected with your Advance payment on the day you receive your next direct deposit of $100 or more. In this example, $110 would be collected as payment.

(FAQ 2, Def.'s Mot. to Dismiss Ex. A.) The FAQ then provides two detailed examples explaining how the fee works:

**Example 1:** Bruce Advanced $200. The transaction fee for this transaction is $20. Bruce's next direct deposit is for $550, so his Associated Checking Account is debited for $220 to pay off his Fifth Third Early Access outstanding balance. Bruce would have $330 left from his direct deposit after paying off the Fifth Third Early Access outstanding balance.

**Example 2:** Lee Advanced multiple times in the week leading up to payday. She Advanced $20 two times on Monday, $20 on Tuesday, and $40 on Thursday, for a total of $100 in Fifth Third Early Access Advances prior to her next qualifying direct deposit. When Lee receives her next qualifying direct deposit, the bank will withdraw $110 as payment from her Associated Checking Account ($100 in Fifth Third Early Access Advances and $10 in corresponding transaction fees).

(*Id.* at 3.)

Here, plaintiffs allege they were charged $1 for every $10 advanced—exactly as the contract stated:

- "On May 31, 2011, Plaintiff Klopfenstein received an advance in his checking account in the amount of $200. Three days later, on June 3, 2011, Plaintiff received a direct deposit and Fifth Third debited $220 to repay that loan."

- "On January 18, 2011, Plaintiff McKinney received an advance in his checking account in the amount of $200. Three days later, on January 21, 2011, Plaintiff received a direct deposit and Fifth Third debited $220 to repay that loan."
- "On May 18, 2012, Plaintiffs Lyn and Donald Adanich received an advance in their checking account in the amount of $200. Four days later, on May 22, 2012, Plaintiff received a direct deposit and Fifth Third debited $220 to repay that loan."
- "On April 24, 2012, Plaintiff Little received an advance in his checking account in the amount of $100. Three days later, on April 27, 2012, Plaintiff received a direct deposit and Fifth Third debited $110 to repay that loan."

(Compl. ¶¶ 56, 74, 80, 82.) Because plaintiffs were charged a cash advance fee exactly in accordance with the parties' contract, their claim for breach of contract should be dismissed.

**2. The 120% APR is defined in the parties' contract.**

Faced with the repeated and unambiguous fee descriptions in the contract, plaintiffs cling to the 120% APR disclosure and pretend that the other contract terms and examples cited above do not exist. But these terms cannot be cast aside. *Saunders v. Mortensen*, 101 Ohio St. 3d 86, 89, 801 N.E.2d 452 (2004) ("a contract is to be read as a whole and the intent of each part gathered from a consideration of the whole"). "It is a general canon of contract construction that courts should not interpret a contract so as to render clauses superfluous." *Lockheed Martin Corp. v. Goodyear Tire & Rubber Co.*, No. 5:10 CV 673, 2012 WL 3499510, at *4 (N.D. Ohio Aug. 15, 2012).

Nor can plaintiffs simply pretend the APR disclosure should have been calculated for each transaction as if it were a daily, periodic interest rate. This is inconsistent with the contract's plain terms, which specifically provide the method for calculating the 120% APR and clearly show that it is based on a 12-month payment cycle, not each individual transaction. Immediately following a description of the cash advance fee, the contract explains that the APR disclosure is determined by multiplying the 10% transaction fee by 12, the number of monthly statement cycles within a year:

> The **Annual Percentage Rate** is calculated by dividing the transaction fee by the Advance amount and multiplying the quotient by the number of statement cycles within a year. For example, $100 Advance with a $10 transaction fee = $10/$100 = 0.1% x 12 cycles = **120% APR.**

(Terms & Conditions 4, Compl. Ex. B (emphasis in original).) This calculation methodology is consistent with the fact that no matter how long the advance remains outstanding, the cash advance fee amount remains the same. (*Id.* at 1.) In other words, the cash advance fee does not increase daily during the billing cycle. The fee is $1 per $10 advance, regardless of when it is repaid.

Likewise, the FAQ asks "**How is the Annual Percentage Rate (APR) calculated?**" (FAQ 3, Def.'s Mot. to Dismiss Ex. A (emphasis in original).) Like the Terms & Conditions, the FAQ answers the question as follows:

> **How is the Annual Percentage Rate (APR) calculated?**
> Annual Percentage Rate (APR) is the cost of funds borrowed over a one-year period. APR is calculated as a percent of the Advance amount multiplied by the number of statement cycles within a year.
>
> For example:
> $50 Advance with a $5 fee = $5/$50 = 10% X 12 Cycles = **120% APR**.
> We show the Annual Percentage Rate (APR) for Fifth Third Early Access so our customers can compare the cost of using this product against other forms of credit, but there is no interest charge associated with an Advance.

(*Id.*) Plaintiffs seek to disregard this calculation methodology and unilaterally impose an APR calculation not found in the contract. But plaintiffs cannot simply rewrite the contract as they please. *See, e.g., N. Buckeye Educ. Council v. Grp. Health Benefits Plan*, 103 Ohio St. 3d 188, 193, 814 N.E.2d 1210 (2004) ("courts should not rewrite contracts"); *Time Warner Entm't Co. v. Kleese-Beshara-Kleese*, No. 2009-T-0010, 2009 WL 4896222, at *4 (Ohio Ct. App. Dec. 18, 2009) ("the trial court was not at liberty to rewrite the contract").

Here, plaintiffs' cash advance fees were consistent with the annual percentage rate defined in the contract. (Compl. ¶¶ 54-86.) Plaintiffs were charged a 10% transaction fee, and there are 12 statement cycles within a year. Thus, the APR for the fees is 120%—exactly as the contract stated.

Finally, plaintiffs claim Fifth Third did not provide them with an "accurate means of comparing credit." (Compl. ¶ 95.) But that claim also fails because, as explained above, the contract accurately describes the cash advance fee. More importantly, plaintiffs do not point to any contractual obligation to provide customers with an accurate means of comparing credit. *See Harris v. Am. Postal Workers Union*, No. 98-1734, 1999 WL 993882, at *4 (6th Cir. Oct. 19, 1999) (to advance contract claim, party must point to "actual terms of the contract allegedly breached").

For the above reasons, plaintiffs' breach of contract claim fails.

## II. An Alleged Breach Of Contract Is Not Fraud. (Second Claim.)

Plaintiffs allege common-law fraud based on the 120% APR disclosure. They claim, "Defendant represented to each member of the class ***through the Early Access contract and documents and on the customers' bank statements*** that Early Access loans carry an Annual Percentage Rate, or annualized cost of borrowing, of 120%." (Compl. ¶ 99 (emphasis added).) The alleged fraudulent misrepresentation arises out of—and is a term in—the parties' contract.

But under Ohio law, plaintiffs cannot restate contract claims as torts. "[U]nder Ohio law the existence of a contract action generally excludes the opportunity to present the same case as a tort claim." *Wolfe v. Cont'l Cas. Co.*, 647 F.2d 705, 710 (6th Cir. 1981). "The Ohio courts repeatedly have stated that it is no tort to breach a contract, regardless of motive." *Canderm Pharmacal, Ltd. v. Elder Pharm., Inc.*, 862 F.2d 597, 602 (6th Cir. 1988) (internal quotations and citation omitted). Thus, "[i]f the tort claim is 'factually intertwined with the breach of contract claim,' a plaintiff cannot pursue relief under both theories." *Issac v. Ebix, Inc.*, No. 2:11-cv-00450, 2012 WL 1020296, at *5 (S.D. Ohio Mar. 26, 2012) (internal quotation omitted).

The reason for this rule is obvious. Plaintiffs' argument turns "*every* breach-of-contract claim into a [fraud claim], because every party enters into an agreement with the expectation that all parties will abide by the agreement's terms." *Uhl v. Komatsu Forklift Co., Ltd.*, 512 F.3d 294, 305 (6th Cir. 2008) (applying similar Michigan law); *Telxon Corp. v. Smart Media of Del.*, Nos. 22098, 22099, 2005 WL 2292800, at ¶ 34 (Ohio Ct. App. Sept. 21, 2005) (same); *Goodyear Tire & Rubber Co. v. Commodity Exp. Leasing and Sales, Inc.*, No. 5:10cv1642, 2011 WL 1578522, at *8 (N.D. Ohio Apr. 26, 2011) (internal quotations and citation omitted) (same). *See also Thornton v. Cangialosi*, No. 2:09-CV-585, 2010 WL 2162905, at *3 (S.D. Ohio May 26, 2010) (dismissing fraud claim because defendant's had not "made any misrepresentations collateral to the contract"); *Solid Gold Jewelers v. ADT Sec. Sys., Inc.*, 600 F. Supp. 2d 956, 960-64 (N.D. Ohio 2007) (dismissing tort claim arising out of facts giving rise to contract claim). "[A] cause of action cannot be classified a tort action simply because the appellant used the term 'fraudulently' in [the] pleading." *Schwartz v. Bank One, Portsmouth, N.A.*, 84 Ohio App. 3d 806, 801, 619 N.E.2d 10 (Ohio Ct. App. 1992); *see also InfoCision Mgmt. Corp. v. Found. for Moral Law Inc.*, No. 5:08CV1342, 2009 WL 2244166, at *4-5 (N.D. Ohio July 27, 2009) (same).

Ohio courts routinely dismiss fraud claims arising from a breach of contract.[4] For example, in *Lutz v. Chesapeake Appalachia*, the plaintiff alleged that the defendant "deliberately and fraudulently" underpaid gas royalties to the plaintiff. 2010 WL 2541669, at *1. In addition to

[4] *E.g.*, *Issac*, 2012 WL 1020296, at *6 (dismissing fraud claim based on a breach of contract); *Stalvey v. NVR, Inc.*, No. 1:10 CV 1729, 2011 WL 3472385, at *6 (N.D. Ohio Aug. 9, 2011) (same); *Lutz v. Chesapeake Appalachia, L.L.C.*, No. 4:09CV2256, 2010 WL 2541669, at *4-5 (N.D. Ohio June 18, 2010) (same); *Thornton*, 2010 WL 2162905, at *5 (same); *Integrated Molding Concepts, Inc. v. Stopol Auctions*, No. 1:07 CV 2617, 2007 WL 3001385, at *5 (N.D. Ohio Oct. 11, 2007) (same); *see also Davis Diamond Galerie, Inc. v. Silverman Jewlers Consultants, Inc.*, 106 F. App'x 341, 342 (6th Cir. 2004) (affirming district court's grant of summary judgment because fraud claim arose from contract claim); *Airlink Comm., Inc. v. Owl Wireless, LLC*, No. 3:10 CV 2296, 2011 WL 4376123, at *5 (N.D. Ohio Sept. 20, 2011) (granting summary judgment for defendant because fraud claim was the same as contract claim); *Am. Coal Sales Co. v. Nova Scotia Power, Inc.*, No. 2:06-cv-94, 2009 WL 46756, at *27 n.7 (S.D. Ohio Feb. 23, 2009) (same); *InfoCision Mgmt. Corp.*, 2009 WL 2244166, at *4-5 (same); *Kreamer Sports, Inc. v. Rocky Brands, Inc.*, No. 2:06-cv-576, 2008 WL 4210539, at *11 (S.D. Ohio Sept. 9, 2008) (same).

breach of contract, the plaintiff also brought fraud, conversion, unjust enrichment, and other claims based on the same conduct. *Id.* The plaintiff alleged that documents the defendants sent to the plaintiff with the royalty checks contained misrepresentations. *Id.* at *5 n.12. But this "misrepresentation" was simply a written statement of the alleged underpaid royalty. *Id.* The court rejected the plaintiffs' fraud (and other) claims because "it is not a tort to fail to perform a contractual obligation,"[5] and the plaintiffs' fraud claim was not distinct from the contract claim. *Id.* at *4; *see also id.* at *5 n.12 ("If there were no contract, there would be no duty.").

Similarly, in *Issac*, this Court rejected a fraud claim because "the misrepresentations which the plaintiff relies on . . . [we]re identical to the allegations made in the breach of contract claim." 2012 WL 1020296, at *5. The plaintiffs sold their company to the defendant. *Id.* at *1. The consideration included an earn-out agreement, and the contract defined the procedures for and rights related to computing the amount. *Id.* at *1-2. Also in the contract, the defendant made various promises intended to maximize the amount payable to the plaintiffs. *Id.* at *2. The defendant defaulted. The plaintiffs alleged that the defendant entered the agreement with no intention of honoring its promises and thus was liable for fraud. But because the unfulfilled promises were not collateral but were the same promises on which the breach of contract was based, this Court dismissed the plaintiffs' fraud claim. *Id.* at *6.

Here, plaintiffs explicitly allege that the fraudulent misrepresentation arises from the contract. (Compl. ¶ 99.) They do not allege any collateral misrepresentation that induced them to

---

[5] *See also Valente v. Univ. of Dayton*, 438 F. App'x 381, 386-387 (6th Cir. 2011) (affirming summary judgment rejecting tort claims "[b]ecause, as we explained, the relationship between a university and its students is contractual . . . we could dispose of his tort claims summarily" but also considering and rejecting the merits); *Great N. Ins. Co. v. H.J. Osterfeld Co.*, No. 3:08-cv-382, 2011 WL 7116004, at *6 (S.D. Ohio Jan. 31, 2011) ("[T]he duty owed under these facts is contractual and does not give rise to a separate tort claim for negligence."); *Klusty v. Taco Bell Corp.*, 909 F. Supp. 516, 522 (S.D. Ohio 1995) ("Breach of contract is not converted to a tort by adding words characterizing it which also characterize other tortious conduct for which punitive damages are available.").

enter into the contract. Nor do they allege any duties or obligations outside the four corners of the contract. Plaintiffs only relationship with Fifth Third was a contractual one. Indeed, the alleged harm is that Fifth Third breached the 120% APR disclosure. The underlying "transaction took place [only] because the contract required that it take place" and therefore plaintiffs' fraud claim fails as a matter of law. *Toledo Mack Sales & Serv., Inc. v. Mack Trucks, Inc.*, 437 F. App'x 381, 385 (6th Cir. 2011) (dismissing tort claim based on contractual duty); *Issac*, 2012 WL 1020296, at *6 (same); *Textron Fin. Corp. v. Nationwide Mut. Ins. Co.*, 115 Ohio App. 3d 137, 153-54, 684 N.E.2d 1261 (Ohio 9th Dist. 1996) (fraud claim dismissed because "factually intertwined" with contract claim).

Because plaintiffs' fraud "claim relate[s to] promises which are expressly included in the contract," this Court should dismiss the claim.[6] *Issac*, 2012 WL 1020296, at *5.

## III. Revised Code 1109.20 Is Preempted, There Is No Private Right Of Action, And The Program's Fees Are Explicitly Permitted By The Statute In Any Event. (Third Claim.)

Plaintiffs' third cause of action alleges that the Early Access cash advance fee should be considered interest for purposes of R.C. 1109.20, and as such, the fee violates the statute. This argument fails for three independent reasons. First, the Sixth Circuit has already rejected plaintiffs' claim—R.C. 1109.20's interest rate language does not govern the Early Access Program as a matter of law. Second, there is no private right of action under R.C. 1109.20. Third, even if a cause of action was cognizable, plaintiffs ignore the fact that R.C. 1109.20 explicitly exempts cash advance and related fees.

---

[6] Even if such a fraud claim were cognizable (it is not), it would still fail because, as explained above, plaintiffs were charged properly under the contract's terms. As a result, the fraud claim fails because the 120% APR disclosure was not false, and plaintiffs could not have justifiably relied on their incorrect reading of the contract. *See Robins*, 838 F. Supp. 2d at 646 (fraud claim fails because defendant never "charged any fees that were inconsistent with the unambiguous terms of their written contracts"). *See also ABM Farms, Inc. v. Woods*, 81 Ohio St. 3d 498, 579, 692 N.E.2d 574 (1998) (internal quotation omitted) ("A person of ordinary mind cannot be heard to say that he was misled into signing a paper which was different from what he intended, when he could have known the truth by merely looking when he signed.").

**A. Revised Code 1109.20 Is Preempted.**

R.C. 1109.20 is preempted under federal law, and in any event, any such usury claim fails under the most favored lender doctrine. Sections 85 and 86 of the National Bank Act ("NBA"), codified at 12 U.S.C. § 85, 86, for national banks, and Section 521 of the Depositary Institutions Deregulation and Monetary Control Act of 1980 ("DIDA"), codified at 12 U.S.C. § 1831d, for state-charted, federally insured banks, expressly preempt state law usury claims, such as plaintiffs' R.C. 1109.20 claim. *See Beneficial Nat'l Bank v. Anderson*, 539 U.S. 1, 11 (2003) ("there is, in short, no such thing as a state-law claim of usury against a national bank"); *Discover Bank v. Vaden*, 489 F.3d 594, 606 (4th Cir. 2007), *rev'd on other grounds*, 556 U.S. 49 (2009) ("Congress intended complete preemption of state-court usury claims under [Section 521]."). Thus, "[t]o the extent that a law or regulation enacted in the borrower's home state purposes to inhibit the bank's choice of an interest term under section 521, DIDA expressly preempts the state law's operation." *Greenwood Trust Co. v. Massachusetts*, 971 F.2d 818, 827 (1st Cir. 1992). Because Fifth Third is a state-charted, federally insured bank (Compl. ¶ 20; Terms & Conditions 1, Compl. Ex. B), plaintiffs' R.C. 1109.20 claim is preempted under Section 521. *See* 12 U.S.C. § 1831d ("notwithstanding any State constitution or statute which is hereby preempted").

Even if it was not preempted, plaintiffs' usury claim fails under the most favored lender doctrine. *See generally Marquette Nat'l Bank of Minneapolis v. First of Omaha Serv. Corp.*, 439 U.S. 299, 313-319 (1978) (describing the most favored lender doctrine). Originating in the NBA, this doctrine authorizes certain banks to charge interest rates and fees at "the highest rate allowed by the laws of the state where the lender is located." Federal Deposit Insurance Corporation, General Counsel's Opinion No. 10; Interest Charges Under Section 27 of the Federal Deposit Insurance Act, 63 Fed. Reg. 19258, 19258 (Apr. 17, 1998). *See, e.g.*, *Smiley v. Citibank, N.A.*, 517 U.S. 735, 747 (1996) (Citibank could charge late fees to California residents that were illegal under California law because the fees were permitted under South Dakota law, Citibank's home state). 12 C.F.R. § 7.4001(a), which implements Section 85, defines interest broadly to include "any payment compensating a creditor . . . for an extension of credit," including "cash advance fees." *See also Smiley*, 517 U.S. at 745-46 (approving 7.4001(a)'s definition of interest). Section 521 incorporates the operative language of the NBA, and similarly permits state-chartered, federally insured banks, like Fifth Third, to charge interest "at the rate allowed by the laws of the State . . . where the bank is located."[7] 12 U.S.C. § 1831d(a).

Under the most favored lender doctrine, Fifth Third may charge its customers the most favorable interest rates available in Ohio. *Begala v. PNC Bank, Ohio, N.A.*, 214 F.3d 776, 782 (6th Cir. 2000); *see also Cmty. State Bank v. Strong*, 651 F.3d 1241, 1259 (11th Cir. 2011) (state-chartered bank not subject to state's usury laws). And, as the Sixth Circuit has expressly held when addressing this exact issue, Ohio's most favorable interest rates are the unlimited rates provided in R.C. 1151.21 and 1161.28 (related to building and loan associations and savings banks). *Begala*, 214 F.3d at 783; *Kenty v. Bank One, Columbus, N.A.*, 92 F.3d 384, 394 (6th Cir. 1996); *see generally Northway Lanes v. Hackley Union Nat'l Bank & Trust Co.*, 464 F.2d 855, 863-64 (6th Cir. 1972) (pursuant to federal law, Michigan bank may charge same rate as Michigan savings & loan association, despite Michigan law restricting banks' use of that rate).

In *Begala*, the plaintiffs filed a class action alleging that PNC Bank violated the NBA by charging excessive interest. 214 F.3d at 782. Because the NBA allows "banks to charge the rate allowed to the 'most favored lenders' under state law," the issue "becomes one of Ohio state

[7] The statutes are interpreted identically. "Section 27 [added by Section 521 of DIDA] and section 85 of the NBA have been and should be, in the Legal Division's opinion, construed in *pari materia* because section 27 is patterned after section 85 and the provisions embody similar terms and concepts." 63 Fed. Red. at 19259; *In re Cmty. Bank of N. Va.*, 418 F.3d 277, 295-96 (3d Cir. 2005) (sections 85 and 521 should be interpreted in same way). "The historical record clearly requires a court to read the parallel provisions of DIDA and the Bank Act *in pari materia*." *Greenwood Trust Co.*, 971 F.2d at 827; *see generally B & G Mining, Inc. v. Dir., Office of Workers Comp. Programs*, 522 F.3d 657, 662 (6th Cir. 2008) ("In general, similar statutory language should beget similar judicial treatment.").

banking law, and the maximum interest allowed to banks under Ohio law determines whether PNC has charged excessive interest in this case." *Id.* at 782. The *Begala* court determined that PNC may "charge unlimited interest on its loans made" because "Ohio allows 'building and loan associations' as well as 'savings banks' to charge unlimited dues, fines, interest and premiums on loans made." *Id.* (citing R.C. 1151.21, 1161.28).

*Begala* is consistent with *Kenty*, an earlier Sixth Circuit decision explicitly stating that the "Ohio Revised Code allows 'building and loan' banks as well as savings banks to charge unlimited dues, fines, interest and premiums on 'loans made.'" *Kenty*, 92 F.3d at 393 (citing R.C. 1151.21, 1161.28). The court in *Kenty* held that Bank One's loans were "governed by the Most Favored Lender Doctrine, and there is no limit on the amount of interest the Bank could charge." *Id.* at 394.

The same is true here. Under the most favored lender doctrine, R.C. 1109.20 does not limit the interest rates or fees that Fifth Third may charge because Ohio law allows other lenders to charge unlimited interest rates. Accordingly, based on well-established law and Sixth Circuit precedent, plaintiffs' claim under R.C. 1109.20 fails. *See Begala*, 214 F.3d at 783 ("Because in Ohio selected banks can charge unlimited fees and interest on loans made, the additional fees and interest charged to the plaintiffs by PNC do not violate the NBA.").

**B. There Is No Private Right Of Action For Revised Code 1109.20.**

"Generally, in order for a statute to offer a private right of relief, the statute must say so." *Collins v. Nat'l City Bank*, No. 19884, 2003 WL 22971874, at *7 (Ohio Ct. App. Dec. 19, 2003). Courts construing other provisions of Title 11 that do not explicitly grant a private right of action have concluded that no private right of action existed. *Wuliger v. Liberty Bank, N.A.*, No. 3:02CV1378, 2004 WL 3377416, at *12 (N.D. Ohio Mar. 4, 2004) (dismissing claim because no private right of action exists under R.C. 1109.69); *Collins*, 2003 WL 22971874, at *7 (dismissing claims under R.C. 1127.01 and 1127.08 because no private existed under those banking statutes).

Similarly, there is no language in R.C. 1109.20 authorizing a private right of action. *Compare* R.C. 1109.20, *with* R.C. 1101.99, 1121.35 (authorizing remedies). *Cf. Hoops v. United Tel. Co. of Ohio*, 50 Ohio St. 3d 97, 101, 553 N.E.2d 252 (1990) ("The General Assembly is presumed to have known that its designation of a remedy would be construed to exclude other remedies, consistent with the statutory construction maxim of *expressio unius est exclusio alterius*."). If the General Assembly "has not explicitly authorized a private right of action, this court cannot create one by judicial fiat." *Culbreath v. Golding Enters., L.L.C.*, 114 Ohio St. 3d 357, 363, 872 N.E.2d 284 (2007).[8]

### C. Revised Code 1109.20 Expressly Permits Such Cash Advance Fees.

The Early Access Program complies with R.C. 1109.20 in any event. Plaintiffs contend that the statute "prohibits banks from receiving finance charges and interest in excess of 25%." (Compl. ¶ 110.) But plaintiffs omit the crucial language expressly stating that cash advance fees are (1) expressly permitted, and (2) not subject to the 25% limitation.

R.C. 1109.20(A) specifically permits banks to collect cash advance fees: "[A] bank may charge, collect, and receive, as interest, other fees and charges that are agreed upon by the bank and the borrower, including, but not limited to . . . cash advance fees . . . ." R.C. 1109.20(A). The limitation on which plaintiffs rely states: "A bank may contract for and receive interest or finance charges . . . not exceeding an annual percentage rate of twenty-five per cent." *Id.* But R.C. 1109.20(A) specifically excludes "cash advance" and related fees from the 25% limitation: "Any fees and charges charged, collected, or received by a bank in accordance with this division shall not be

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[8] Nor did the General Assembly impliedly authorize a private right of action under R.C. 1109.20. A court should not find "a private civil action [exists] absent a clear implication that such a remedy was intended by the Ohio General Assembly." *Nielsen v. Ford Motor Co.*, 113 Ohio App. 3d 495, 500, 681 N.E.2d 470 (Ohio Ct. App. 1996) (citing *Fawcett v. G.C. Murphy & Co.*, 46 Ohio St. 2d 245, 249, 348 N.E.2d 144 (1976), *superseded on other grounds by statute*). Unless the General Assembly's "intent can be inferred from the language of the statute, the statutory structure, or some other source, the essential predicate for implication of a private remedy simply does not exist." *Thompson v. Thompson*, 484 U.S. 174, 179 (1988) (internal quotations and citation omitted).

included in the computation of the annual percentage rate or the rates of interest or finance charges for purposes of applying the twenty-five per cent limitation." *Id.*

In sum, the statute on which plaintiffs rely specifically allows Fifth Third to charge the exact fee at issue, and specifically exempts that fee from the 25% rate limitation. For this additional reason, plaintiffs' third claim should be dismissed.

## IV. The Conversion Claim Fails Because A Contract Governs The Issue, The Claim Is For Money, and Fifth Third Complied With The Contract. (Claim Four.)

Like their fraud claim, plaintiffs' claim styled as conversion simply rehashes their breach of contract claim. (*E.g.*, Compl. ¶ 117 ("Fifth Third Bank has wrongfully collected Early Access fees from Plaintiffs").) This claim fails for three reasons: (1) a contract governs the issue, (2) conversion claims do not exist for fungible money, and (3) Fifth Third complied with the contract.

First, the conversion claim is "duplicative of the breach of contract claim and is not permitted under Ohio law." *Toledo Mack Sales & Serv., Inc.*, 437 F. App'x at 385; *Integrated Molding Concepts, Inc.*, 2007 WL 3001385, at *5 (dismissing conversion claim because plaintiff "cannot proceed with this [conversion] tort claim where the breach of contract claim already exists"); *Lutz*, 2010 WL 2541669, at *5 n.12 (same). Because plaintiffs' conversion claim is just "a contract claim dressed in tort clothing," it fails. *Dottore v. Nat'l Staffing Servs., LLC*, No. 3:06CV1942, 2010 WL 2106223, at *7 (N.D. Ohio May 25, 2010) (dismissing conversion claim).

Second, conversion claims may generally "be based only upon the taking of identifiable, tangible personal property." *Landskroner v. Landskroner*, 154 Ohio App. 3d 471, 484, 797 N.E.2d 1002 (Ohio Ct. App. 2003) (internal quotations and citation omitted) (money due to plaintiff under an agreement cannot be subject of conversion claim). In fact, "an action for conversion of money will not lie unless identification is possible and there is an obligation to deliver the specific money in question." *NPF IV, Inc. v. Transitional Health Servs.*, 922 F. Supp. 77, 81 (S.D. Ohio 1996). In other words, "conversion of money occurs only where the money involved is 'earmarked' or is specific money capable of identification . . . ." *Id.* Examples include "money in a bag, coins or notes that have been entrusted to the defendant's care, or funds that have otherwise been sequestered." *Id. See also Haul Transport of VA, Inc. v. Morgan*, No. CA 14859, 1995 WL 328995, at *4 (Ohio Ct. App. 1995) (internal quotation omitted) (same).

The Sixth Circuit recently affirmed the Rule 12 dismissal of a conversion claim based on the defendant bank's allegedly improper overdraft and cash advance fees. *Northampton Rest. Grp., Inc. v. FirstMerit Bank, N.A.*, No. 10-4056, 2012 WL 2608807, at *4 (6th Cir. July 5, 2012). The court reasoned each dollar in the plaintiffs' bank accounts was indistinguishable from every other dollar. "[W]here there is only a relationship of debtor and creditor, not an obligation to return identical money, an action for conversion will not lie against the debtor." *Northampton Rest. Grp., Inc. v. FirstMerit Bank, N.A.*, No. 5:09CV02630, 2010 WL 3069494, at *5 (N.D. Ohio Aug. 3, 2010) (internal quotations omitted) (quoting *NPF IV, Inc.*, 922 F. Supp. at 82), *aff'd*, 2012 WL 2608807, at *4 (6th Cir. July 5, 2012).

Plaintiffs' claim here ignores the fungibility of money. There is no allegation that the Early Access fees were ever "required to be placed in a special account, as opposed to . . . [a] general bank account where the funds would be commingled with . . . other funds." *NPF IV, Inc.*, 922 F. Supp. at 81-82. Plaintiffs do not allege that Fifth Third segregated or earmarked any specific money collected from them. Thus, plaintiffs' conversion claim fails. *See Northampton*, 2010 WL 3069494, at *5 (dismissing conversion claim).

Finally, if a defendant properly receives property under a contract, there can be no conversion claim. *Jarupan v. Hanna*, 173 Ohio App. 3d 284, 293, 878 N.E.2d 66 (Ohio Ct. App. 2007) (receipt of contractually authorized payments is not conversion); *see Dice v. White Family Cos.*, 173 Ohio App. 3d 472, 477, 878 N.E.2d 1105 (Ohio Ct. App. 2007) (defendant must have no right to property). Because Fifth Third's charges were contractually authorized, the conversion claim fails for this additional reason.

## V. Because A Contract Governs The Parties' Relationship And Fifth Third Did Not Act In Bad Faith, There Is No Claim For Unjust Enrichment. (Claim Five.)

Just like tort claims such as fraud and conversion cannot exist under the same set of facts as contract claims, unjust enrichment claims are similarly barred. "Ohio law is clear that a plaintiff may not recover under the theory of unjust enrichment or quasi-contract when an express contract covers the same subject." *Wuliger v. Mfrs. Life Ins. Co.*, 567 F.3d 787, 799-800 (6th Cir. 2009) (internal quotations and citation omitted) (no unjust enrichment because claim based on subject matter of contracts). "A party cannot prevail on a theory of unjust enrichment when an express contract has been formed." *Bergmoser v. Smart Document Solutions, LLC*, 268 F. App'x 392, 396 (6th Cir. 2008) (affirming Rule 12 dismissal of unjust enrichment claim).

Consistent with Ohio and Sixth Circuit precedent, Ohio courts routinely dismiss unjust enrichment claims where a contract addresses the same issue.[9] Here, plaintiffs plead that their unjust enrichment claim is based on "the imposition of Early Access fees," which are derived exclusively from the parties' contract. (Compl. ¶ 132.) Because the parties' contract covers the same subject matter, plaintiffs' unjust enrichment claim is barred.

And, as explained above, Fifth Third properly performed its contractual obligations to plaintiffs in any event. Because Fifth Third's performance is not "unjust," meaning "the product of fraud, misrepresentation or bad faith," plaintiffs' unjust enrichment claim fails. *Firstar Bank, N.A. v. Prestige Motors, Inc.*, No. H-04-037, 2005 WL 2049174 , at *2 (Ohio Ct. App. Aug. 26, 2005); *Laurent v. Flood Data Servs., Inc.*, 146 Ohio App. 3d 392, 399, 766 N.E.2d 221 (Ohio Ct. App. 2001) (same).

[9] *E.g., Hanse Corp. v. Hobart Bros. Co.*, No. 3:12-CV-00062, 2012 WL 33096, at *6 (S.D. Ohio Aug. 13, 2012) (dismissing unjust enrichment claim); *Robins*, 838 F. Supp. 2d at 646 (same); *Trohoske v. Chicago Title Ins. Co.*, No. 1:11 CV 877, 2011 WL 6012412, at *10 (N.D. Ohio Nov. 30, 2011) (same); *see also Am. Coal Sales Co.*, 2009 WL 46756, at *23 (granting summary judgment on unjust enrichment claim); *Davis & Tatera, Inc. v. Gray-Syracuse, Inc.*, 796 F. Supp. 1078, 1086 (S.D. Ohio 1992) (same).

**VI. Unconscionability Is An Affirmative Defense, Not A Cause Of Action, And Fifth Third's Actions Were Not Unconscionable. (Claim Six.)**

Plaintiffs' final "claim" is styled as "Unconscionability," and contends that the Early Access Program is unconscionable. (Compl. ¶¶ 135-139.) But unconscionability is an affirmative defense, not a cause of action. "Although, Ohio law recognizes unconscionability as a defense to a breach of contract action, there is no indication that Ohio recognizes an affirmative 'claim' for unconscionability in the contract law arena." *U.S.A. Parking Sys., Inc. v. Pitney Bowes Global Fin. Servs., Inc.*, No. 1:09 CV 2274, 2010 WL 918093, at *3 (N.D. Ohio Mar. 10, 2010) (dismissing claim that plaintiff was improperly charged equivalent of 175% annual interest rate); *Cook v. Home Depot U.S.A., Inc.*, No. 2:06-cv-00571, 2007 WL 710220, at *6 (S.D. Ohio Mar. 6, 2007) (unconscionability is not a cause of action). *See also St. Vincent Charity Hosp. v. Eget*, No. 52242, 1987 WL 8590, at *2 (Ohio Ct. App. Mar. 26, 1987) ("Unconscionability of a contract is an affirmative defense to a claim brought on a contract."). Thus, "plaintiff cannot use unconscionability as a separate cause of action." *Andersons, Inc. v. Consol, Inc.*, 185 F. Supp. 2d 833, 842 (N.D. Ohio 2001) (dismissing unconscionability claim).

Putting that aside, "the determination of whether a contract is unconscionable is a question of law for the court." *Cook*, 2007 WL 710220, at *6 (internal quotations omitted); *John Doe v. SexSearch.com*, 502 F. Supp. 2d 719, 734 (N.D. Ohio 2007) (same). A party arguing a contract is unconscionable must prove both procedural and substantive unconscionability to succeed. *Cook*, 2007 WL 710220, at *6; *John Doe*, 502 F. Supp. 2d at 734.

The contracts here were not procedurally unconscionable. Plaintiffs' conclusory statement that there was "great disparity" between the parties is entitled to little weight under *Iqbal*. Plaintiffs' do not deny that they voluntarily enrolled in the Early Access Program, and they do not allege a lack of education, age, or business acumen. Even if they could not have bargained for different terms, "this inability alone is insufficient to establish procedural unconscionability." *John Doe*, 502 F. Supp.

2d at 735 (internal quotations and citation omitted). Plaintiffs do not allege they were compelled to enroll in the Early Access Program, and they do not allege that the program was their only source of obtaining credit. *See id.* (contract not unconscionable because alternative sources existed for goods at issue); *Saunders v. Mich. Ave. Nat'l Bank*, 278 Ill. App. 3d 307, 317, 662 N.E.3d 602 (Ill. App. Ct. 1996) (fees not unconscionable because plaintiff was not coerced and could have chosen another bank).

While plaintiffs vaguely allege that the contract's language was "inconspicuous[] and incomprehensib[le]," they fail to point out what language was hidden or confusing. (Compl. ¶ 137.) Indeed, as shown, all of the key terms were stated repeatedly and plainly in the contract.

The contracts were also not substantively unconscionable. Plaintiffs' unconscionability claim is merely a restatement of their contentions regarding the APR disclosure and the alleged usury issues. (Compl. ¶¶ 136, 138.) But for the reasons explained above, those allegations are meritless. Indeed, the proposed guidance from the OCC permits such programs, and Fifth Third's fees are the exact amount contemplated by the OCC. 76 Fed. Reg. at 33,412. Plaintiffs' cannot plausibly claim that Fifth Third's Early Access Program is substantively unconscionable under these circumstances.

## VII. The Voluntary Payment Doctrine Bars This Action.

Finally, Ohio's voluntary payment doctrine bars plaintiffs' claims. "In the absence of fraud, duress, compulsion or mistake of fact, money, voluntarily paid by one person to another on a claim of right to such payment, cannot be recovered merely because the person who made the payment mistook the law as to his liability to pay." *State ex rel. Dickman v. Defenbacher*, 151 Ohio St. 391, 395, 86 N.E.2d 5 (1949). In other words, "'a person who voluntarily pays another with full knowledge of the facts will not be entitled to restitution.'" *Scott v. Fairbanks Capital Corp.*, 284 F. Supp. 2d 880, 894 (S.D. Ohio 2003) (quoting *Randazzo v. Harris Bank Palatine*, 262 F.3d 663, 667 (7th Cir. 2001)). "A payment made by reason of a wrong construction of the terms of a contract is not made under a mistake of fact, but under a mistake of law, and, if voluntary, cannot be recovered back." *City of Cincinnati v. Cincinnati Gaslight & Coke Co.*, 53 Ohio St. 278, 41 N.E. 239 (1895), syllabus ¶ 3; *see also Salling v. Budget Rent-A-Car Sys., Inc.*, 672 F.3d 442, 445 (6th Cir. 2012) (same; automatic service charge pursuant to rental car agreement subject to voluntary payment doctrine).

Here, plaintiffs do not allege that they paid the bank under duress or compulsion. Nor have they alleged cognizable fraud. At most, plaintiffs allege they paid the cash advance fee by reason of a wrong construction of the terms of their contract. But that is legally insufficient. Where, as here, plaintiffs admit they voluntarily paid the cash advance fees to Fifth Third, (Compl. ¶¶ 56-86), they cannot turn around and sue Fifth Third to recover the fees, especially where the parties' contract explained the fees in detail. Accordingly, this Court should dismiss all plaintiffs' claims.

## CONCLUSION

For the above reasons, plaintiffs' amended complaint should be dismissed.

Respectfully submitted,

*/s/ Brett Wall*

John D. Parker (0025770)
Brett A. Wall (0070277)
Karl Fanter (0075686)
BAKER & HOSTETLER LLP
1900 East Ninth St., Ste. 3200
Cleveland, OH 44114-3485
Tel. (216) 621-0200
Fax (216) 696-0740
Email: jparker@bakerlaw.com
bwall@bakerlaw.com
kfanter@bakerlaw.com

William H. Hawkins II (0003865)
BAKER & HOSTETLER LLP
312 Walnut Street, Ste. 3200
Cincinnati, OH 45202-4074
Tel. (513) 929-3481
Fax (216) 929-0303
Email: whawkins@bakerlaw.com

*Attorneys for Fifth Third Bank*

## CERTIFICATE OF SERVICE

I certify that on November 13, 2012, I caused to be filed using the Court's CM/ECF system a true and correct copy of the foregoing to be delivered electronically by the CM/ECF system to all registered parties.

*/s/Brett Wall*
One of the attorneys for Fifth Third Bank

GRAYDON HEAD
LEGAL COUNSEL | SINCE 1871

**Richard G. Schmalzl**
Direct: (513) 629-2828
rschmalzl@graydon.com

December 17, 2012

**VIA EMAIL**

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

***Re:*** ***Fifth Third Bancorp***
***Shareholder Proposal of Trillium Asset Management, LLC and Sisters of the Holy Names of Jesus and Mary U.S. Ontario Province***
***Securities Exchange Act of 1934 – Rule 14a-8***

Ladies and Gentlemen:

This letter is to inform you that our client, Fifth Third Bancorp, an Ohio corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2013 Annual Meeting of Shareholders (collectively, the "2013 Proxy Materials") a shareholder proposal received from Trillium Asset Management, LLC on behalf of Judith Harden, which was later joined by co-filer, Sisters of the Holy Names of Jesus and Mary U.S. Ontario Province ("Sisters of the Holy Names") (together, the "Proponent"). Ms. Harden and the Sisters of the Holy Names have authorized Trillium Asset Management, LLC to act on their behalf for all purposes related to the shareholder proposal.

Pursuant to Rule 14a-8(j) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we have:

- filed this letter and its attachments with the Securities and Exchange Commission (the "Commission") via e-mail at shareholderproposals@sec.gov no later than eighty (80) calendar days before the Company intends to file its definitive 2013 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

## THE SHAREHOLDER PROPOSAL

The resolved portion of the shareholder proposal (the "Resolution") states:

> "**Resolved:** Shareholders request the Board of Directors prepare a report by September 2013 discussing the adequacy of the company's direct deposit advance lending policies in addressing the social and financial impacts described above. Such a report should be prepared at a reasonable cost, omitting proprietary information and not conceding or forfeiting any issue in litigation related to these products."

A copy of the entire shareholder proposal is attached hereto as Exhibit A (the "Proposal"), as well as related correspondence from each Proponent.

## BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2013 Proxy Materials pursuant to:

- Rule 14a-8(i)(7), because the Proposal would affect the Company's litigation strategy in pending litigation;
- Rule 14a-8(i)(7), because the subject matter of the requested report relates to the Company's general compliance with laws and regulations, which is a core function of the Company's management;
- Rule 14a-8(i)(7), because the Proposal addresses day-to-day management decisions relating to the Company's products and services which are matters of the Company's ordinary business;
- Rule 14a-8(i)(3), because the Proposal is materially misleading because it is so inherently vague and indefinite that neither the Company nor its shareholders would be able to determine with reasonable certainty the actions required by the Proposal; and/or
- Rule 14a-8(i)(3), because the Proposal as a whole is materially misleading.

The Company's grounds for each of these exclusions is presented in turn below.

## ANALYSIS

**I. Rule 14a-8(i)(7). The Proposal deals with matters related to the Company's ordinary business operations.**

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to the company's "ordinary business" operations. In *Exchange Act Release No. 34-40018 (May 21, 1998)* (the "*1998 Release*"), the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." The Commission identified two central considerations that underlie this policy. The first was that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing *Exchange Act Release No. 12999 (Nov. 22, 1976)*).

The Proposal requests the Company's Board of Directors to prepare a report. Under well-established principles, the topic of the report is the relevant consideration for exclusion under Rule 14a-8(i)(7). The Commission has stated that where a proposal requests that a company prepare a report on specific aspects of its business, "the staff will consider whether the subject matter of the special report...involves a matter of ordinary business" and "where it does, the proposal will be excludable." *Exchange Act Release No. 34-20091* (Aug. 16, 1983). In accordance with this directive, the Staff has consistently permitted the exclusion of proposals seeking the preparation of reports on matters of ordinary business. *See FedEx Corp.* (July 14, 2009); *AT&T Corp.* (Feb. 21, 2001); and *The Mead Corp.* (Jan. 31, 2001). Since the topic of the requested report is the adequacy of the Company's direct deposit advance lending policies, this topic relates to the Company's ordinary business operations.

**A. The Proposal relates to the Company's litigation strategy in pending litigation.**

1. *Exclusion is permitted when the subject matter of the shareholder proposal is at the heart of pending litigation and would affect the conduct of litigation.*

The Staff has consistently permitted the exclusion of shareholder proposals under Rule 14a-8(i)(7) when the subject matter of the proposal is the same as or similar to that which is at the heart of litigation in which the company is involved. In *Johnson & Johnson* (Feb. 14, 2012), the Staff permitted exclusion of a proposal requesting a report describing new initiatives instituted by management to address the health and social welfare concerns of people harmed by adverse effects from the drug, Levaquin, where the company was involved in pending litigation relating to Levaquin and the preparation of the report would affect the conduct of such ongoing litigation. *See also, Reynolds American, Inc.* (available March 7, 2007) (permitting exclusion, as relating to litigation strategy, of a proposal requesting the company to provide information on the health hazards of secondhand smoke, including legal options, where the company was currently litigating six lawsuits alleging injury as a result of secondhand smoke and a principal issue of the proposal concerned the health hazards of secondhand smoke); *AT&T Inc.* (available Feb. 9, 2007) (permitting exclusion, as relating to litigation strategy, of a proposal requesting the company to issue a report regarding the alleged disclosure of customer records to governmental agencies, while the company was a defendant in multiple lawsuits alleging unlawful acts by the company in relation to such disclosures); and *R.J. Reynolds Tobacco Holdings, Inc.* (available Feb. 6, 2004) (permitting exclusion, as relating to litigation strategy, of a proposal requesting the company to stop promoting "light" cigarettes as being safer than regular cigarettes while there were a number of class action lawsuits pending against the company alleging deceptive advertising of "light" cigarettes).

Every company's management has a basic obligation to defend its company against unwarranted litigation. This right of defense is at the core of the everyday business of a company. A shareholder request that interferes with this obligation is inappropriate, particularly in the Company's case where there is a pending lawsuit involving many of the same issues that form the basis for the Proposal.

2. *The subject matter of the Proposal is at the heart of pending litigation involving the Company.*

The Proposal may be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(7) because the subject matter of the Proposal is at the heart of a pending lawsuit against Fifth Third Bank, the Company's wholly owned bank subsidiary (the "Bank"). On August 3, 2012, a class action complaint was filed in U.S. District Court against the Bank, which complaint was amended and restated on October 25, 2012. A copy of the complaint, as amended, is attached hereto as Exhibit B (the "Complaint").

All of the causes of action asserted in the pending litigation relate to the Bank's direct deposit advance lending product known as Early Access. Early Access allows eligible Bank checking account customers to take limited cash advances against regularly scheduled direct deposits into such checking account. The principal legal issues raised in the Complaint are that fees charged by the Bank for Early Access advances are too high, are in violation of Ohio law, and are contrary to regulatory guidance. The plaintiffs seek unspecified actual, punitive and exemplary damages to compensate them for harms suffered, and ask the court to declare that the Bank's Early Access fee policies and practices are wrongful, unfair and unconscionable on public policy grounds.

Likewise, the Proposal is focused entirely on the Company's direct deposit advance lending product. While the Proposal does not mention the product by name, Early Access is the only product available from the Company and the Bank that would constitute direct deposit advance lending. As in the lawsuit, the essence of the Proposal is that the Early Access fees charged by the Bank are too high and are potentially harmful to the Bank's customers who use this product. The Proposal is further similar to the lawsuit in that the Proponent suggests that this form of lending may pose regulatory and legal risks to the Company.

The supporting allegations in the Complaint closely mirror the Proponent's supporting statement. As the Proposal raises issues regarding the "financial impacts" of direct deposit advanced lending, so too does the Complaint. The similarities include:

- The plaintiffs complain about the high cost of borrowing under Early Access and allege that the typical borrower "ends up trapped in a cycle of repeat loans." (Complaint ¶ 7). The Proponent asserts that direct deposit advances "could expose customers to a costly 'debt trap'."

- Both the plaintiffs and the Proponent cite the same study published by the Center for Responsible Lending. (Complaint ¶ 7). The plaintiffs allege that the Bank has not properly calculated and disclosed the Annual Percentage Rate (APR) for advances made pursuant to Early Access, and provide numerous examples of "APR calculations" that actually are based on a per day cost rather than an annual cost. (Complaint ¶¶ 9 – 12). The Proponent does the exact same thing in its supporting statement by citing a "365% APR on a 10-day loan."

- The plaintiffs ask the court to determine and compensate them for financial harms suffered due to their use of Early Access. The Proponent asks the Company to address the "financial impacts" of direct deposit advance lending, which would necessarily include any monetary "damages" suffered by its customers.

Similarly, as the Proposal raises issues regarding the "social impacts" of direct deposit advanced lending, so too does the Complaint. The similarities include:

- The plaintiffs seek to characterize Early Access as payday lending by saying "they are structured just like traditional payday loans." (Complaint ¶ 3). The Proponent asserts that "direct deposit advances resemble payday loans."

- The plaintiffs claim that payday lenders are "taking advantage of working people desperate to make ends meet..." (Complaint ¶ 2). The Proponent alleges that direct deposit advances "present serious hazards to Fifth Third's most financially vulnerable customers..."

- The plaintiffs assert that "[p]ayday lenders have been under intense political and regulatory pressure" (Complaint ¶ 9) and cite the Office of the Comptroller of the Currency that payday lending "can pose a variety of safety and soundness, compliance, consumer protection, and other risks to banks." (Complaint ¶ 50). The Proponent specifically cites the Federal Deposit Insurance Corporation as having stated that "providing high-cost, short-term credit on a recurring basis . . . increases institutions' credit, legal, reputational, and compliance risks."

- The plaintiffs claim that Early Access presents "public policy concerns." (Complaint ¶ 137). The Proponent asks the Company to address the "social impacts" of direct deposit advance lending, which would necessarily include "public policy concerns."

To be excludable under Rule 14a-8(i)(7), the Proposal need not directly require any particular action with respect to the pending class-action lawsuit. In *Philip Morris Companies Inc.* (Feb. 4, 1997), the Staff concluded that the proposal, which requested that the company voluntarily implement proposed FDA regulations regarding teen smoking, was excludable because its implementation would interfere with the company's litigation strategy. The proposal never referenced or acknowledged the pending litigation against Philip Morris. *See also, R.J. Reynolds Tobacco Holdings, Inc.* (Feb. 6, 2004). Therefore, it is immaterial that the Proposal does not specifically reference actions relating to the pending lawsuit.

Based on the foregoing, it is clear that the Proposal directly implicates issues at the heart of the pending litigation against the Company.

3. *Implementation of the Proposal would affect the conduct of the Company's pending litigation.*

The Proposal requests that the Company's "Board of Directors prepare a report by September 2013 discussing the adequacy of the company's direct deposit advance lending policies in addressing the social and financial impacts described above [in the supporting statement]." Implementation of the Proposal would improperly interfere with and adversely affect the Company's litigation strategy in this lawsuit.

The pending litigation is still in its early stages, the suit having only been filed in August, 2012. The Company filed a Motion to Dismiss in November, 2012. The plaintiffs filed their reply on December 14, 2012. The Company has not yet filed an Answer to the Complaint and no discovery proceedings have started. Accordingly, the Company's litigation strategy and the factual bases for the Company's defenses are not fully developed. In fact, even the Company's ability to effectively seek no-action relief in this letter is limited due to the potential risks that the plaintiffs could use statements and factual disclosures made by the Company in this letter against the Bank in the pending litigation.

While the Company is still formulating its overall litigation strategy, the Company is vigorously contesting that the plaintiffs have been harmed by use of Early Access. An important element of the Company's defense is that the terms and conditions of Early Access are fully disclosed to the Bank's customers and that the plaintiffs paid fees exactly as disclosed, such that the customers have not incurred any damages. But the report requested in the Proposal is based on the premise that direct deposit advances are harmful to the Bank's customers and the

Company's policies are not adequate. The Proponent specifically states that "we do not believe management has demonstrated that steps taken to prevent or mitigate harms are effective."

The plaintiffs in the pending litigation will need to prove that the Company's policies, procedures and practices in offering Early Access are inadequate, illegal or otherwise caused harm to the plaintiffs. Preparation of the report requested by the Proponent is tantamount to asking the Company to identify any and all potential weaknesses regarding Early Access. Any such weaknesses would then be served up to the plaintiffs on a silver platter through the litigation discovery process. Such a report could also force the Company to take a position that later may be determined to be adverse to its litigation strategy, be deemed to constitute an admission of certain allegations, and/or hinder the Bank's ability to respond to the claims in the Complaint, if the Motion to Dismiss is not granted. If the Proposal would be adopted by the Company's shareholders, the plaintiffs would almost certainly want to prolong the litigation until such time as the report would be completed and obtained by the plaintiffs in discovery, thereby interfering with the conduct of the litigation by hindering any possibility of a prompt litigation settlement.

The overall effect of the Proposal would be to aid the plaintiffs in the pending litigation, which litigation is being actively contested by the Company. The Proposal would interfere significantly with the Company's litigation strategy and impermissibly intrude upon the role of management and the Board of Directors to exercise their business judgment in the ordinary course of business to determine what actions are in the best interests of the Company and its shareholders in defending against this pending lawsuit.

4. *The effect of the Proposal on the Company's litigation strategy is not cured by the language in the Proposal that the report need not concede or forfeit any issue in litigation.*

The fact that the Resolution states that the requested report may omit proprietary information and not concede or forfeit any issue in litigation does not resolve the Company's concerns about the impact of the report on the Company's litigation strategy. If the Company were to prepare a report as requested by the Proponent, the mere existence of the report could act as an admission or concession that the Bank had not previously considered all of the issues raised in the lawsuit. The Staff has determined that a shareholder proposal may be excluded notwithstanding language in the proposal that the requested report need not concede or forfeit any issue in litigation. *See, Johnson & Johnson* (Feb. 14, 2012) (permitting exclusion of a proposal under Rule 14a-8(i)(7), as relating to pending litigation, where the resolved clause of the proposal stated: "Shareholders request Johnson & Johnson management to report to shareholders by October 2012, at reasonable cost and <u>excluding confidential or legally prejudicial information</u>, descriptions of any new initiatives instituted by management to address the health and social welfare concerns of people harmed by adverse effects from Levaquin [emphasis added].").

Accordingly, the Proposal may be excluded from the Company's 2013 Proxy Materials under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations, specifically as affecting the Company's litigation strategy in pending litigation against the Company.

**B. The subject matter of the requested report relates to the Company's general compliance with laws and regulations.**

The Resolution included in the Proposal requests the Company's Board of Directors "prepare a report...discussing the adequacy of the Company's direct deposit advance lending policies in addressing the social and financial impacts described above." The portions of the supporting statement that appear above the Resolution specifically reference the "regulatory, legal, and reputational risks" direct deposit advance lending may pose to the Company and concerns expressed by regulators about payday loans, including the FDIC and Consumer Financial Protection Bureau. Additionally, in the supporting statement, the Proponent says, "we do not believe management has demonstrated that steps taken to prevent or mitigate harms are effective." This statement explicitly questions the controls, policies, and procedures the Company has in place to comply with applicable laws and regulations governing direct deposit advance lending.

The Staff has consistently permitted the exclusion of shareholder proposals that relate to companies' regulatory or legal compliance programs as a matter of ordinary business and has repeatedly recognized that oversight of a company's legal compliance program is a core function of company management within the general oversight of the company's business practices. *See, FedEx Corp.* (July 14, 2009) (permitting exclusion of a proposal requesting the company prepare a report regarding its compliance with labor laws as relating to the company's ordinary business operations); *Verizon Communications Inc.* (Jan. 7, 2008) (permitting exclusion of a proposal requesting the board of directors adopt policies to ensure compliance with illegal trespass actions and prepare a report to shareholders describing the company's policies for preventing and handling illegal trespass actions); *ConocoPhillips* (Feb. 23, 2006) (permitting exclusion of a proposal requesting the board of directors prepare a report on the policies and procedures adopted to reduce or eliminate the recurrence of certain violations and investigations); and *The AES Corp.* (Jan. 9, 2007) (permitting exclusion of a proposal seeking creation of a board oversight committee to monitor compliance with applicable laws, rules and regulations of federal, state and local governments).

Similar to the shareholder proposals in *FedEx Corp.*, *Verizon Communications Inc.*, *ConocoPhillips*, and *The AES Corp.*, all of which were excluded under Rule 14a-8(i)(7) as relating to the general conduct of a legal compliance program, the Proposal asks the Company to prepare a report discussing the adequacy of the Company's direct deposit advance lending policies. Additionally, the Proposal specifically references the regulatory and legal risks associated with direct deposit advance lending. Because the Company operates in a highly regulated industry with multiple state and federal regulators, "addressing the social and financial impacts" of direct deposit advance lending policies necessarily requires evaluation of the Company's regulatory and legal compliance. The Company, as part of its legal compliance program and risk management functions, takes or has taken the following actions to ensure its direct deposit advance lending policies comply with applicable regulations and laws:

- in the development of its direct deposit advance lending product, the Company hired outside counsel to perform extensive research regarding the product's compliance with applicable regulations and laws;

- the Company maintains, monitors and updates numerous policies and procedures that guide the Company in complying with all applicable federal and state laws;

- the Company performs regular risk assessments and periodic regulatory compliance reviews for the product; and

- the Board of Directors has reviewed certain risk and revenue aspects of the product and intends to continue doing so in the future.

In *H&R Block, Inc.* (June 26, 2006), the Staff permitted exclusion of a proposal seeking to establish a special committee to review the company's sales practices, allegations of fraudulent marketing and provide a report to shareholders, where H&R Block, Inc. argued that "the examination of company practices for compliance with various regulatory requirements should properly be left to the discretion of the company's management and board of directors." Here, the Proposal asks the Company to prepare a report addressing certain "social and financial impacts," including the regulatory, legal, and reputational risks that direct deposit advance lending may pose. The Company's policies and practices to ensure compliance with regulations and laws governing its lending practices are fundamental elements of Company management's day-to-day operation of the business. This is precisely the type of complex matter upon which shareholders, as a group, would not be in a position to make an informed judgment. Federal and state laws and regulations govern almost every aspect of the Company's business, including its lending practices, and the Company's management and Board of Directors are better equipped than the shareholders to evaluate the Company's practices against this regulatory and legal framework.

Because the Proposal directly relates to a complex aspect of the Company's day-to-day business operations, namely its compliance with applicable regulations and laws concerning its direct deposit advance lending policies, the Proposal may be excluded under Rule 14a-8(i)(7).

**C. The Proposal addresses day-to-day management decisions relating to the Company's products and services.**

*1. The provision of banking services, products and practices is the Company's ordinary business.*

The Staff has found that proposals regarding the provision of banking services and products are matters of ordinary business and are excludable under Rule 14a-8(i)(7). *See, Bank* *of America Corp.* (Feb. 17, 2011) (permitting exclusion of a proposal requesting the board adopt principles for national and international reforms to prevent illicit financial flows based upon principles specified in the proposal because the proposal related to principles regarding the products and services that the company offered, and it did not focus on a significant policy issue); *See also, Bank of America Corp.* (Jan. 6, 2010) (permitting exclusion of a proposal requesting the board take appropriate action to terminate the company's acceptance of matricula consular cards for identification when providing banking services because the proposal related to the company's core products and services).

Specifically, the Staff has concurred that proposals relating to credit policies, loan underwriting, and customer relations relate to the ordinary business operations of a financial institution and, as such, may be omitted under Rule 14a-8(i)(7). In so finding, the Staff has agreed that the credit and other policies a company applies in making lending decisions are particularly complex, such that shareholders are generally not in a position to make an informed judgment. *See, Bank of America Corp.* (Feb. 27, 2008) (permitting exclusion of a proposal requesting a report disclosing the company's policies and practices regarding the issuance of credit cards because it related to "credit policies, loan underwriting and customer relations"); *Wells Fargo & Co.* (Feb. 16, 2006) and *Bank of America Corp.* (March 7, 2005) (both permitting exclusion of a proposal requesting the board implement a policy mandating that the company not provide credit or banking services to lenders engaged in payday lending because the proposal related to the company's ordinary business operations (i.e., credit policies, loan underwriting and customer relations)); and *Bancorp Hawaii, Inc.* (Feb. 27, 1992) (permitting exclusion of a proposal that would prohibit the company from participating in a number of specified business activities related to a proposed transit system, including purchasing bonds, making loans, and acting as a financial consultant because the proposal related to the company's day-to-day business operations). In all of the foregoing instances, the subject matter of the proposals related to the terms of and procedures regarding the companies' products and services.

2. *The Proposal seeks to influence the Company's banking products and practices.*

Because the Proposal seeks to influence the Company's lending practices and policies, quintessential ordinary business matters for financial institutions, the Proposal may be excluded under Rule 14a-8(i)(7). As one of the top twenty largest bank holding companies in the U.S. with over 1,300 banking center locations throughout 12 different states, the Company's day-to-day business operations necessarily include the provision of multiple banking services and products. Any proposal requesting the Board of Directors to evaluate a banking product or service necessarily implicates the Company's ordinary business operations. Moreover, the Proposal directly implicates the Company's credit policies, loan underwriting and customer relations. The following statements in the Proposal explicitly reference the Company's credit policies, loan underwriting and customer relations:

- request for the Board of Directors to prepare a report regarding the Company's direct deposit advance <u>lending policies;</u>

- discussion of the Company's extension of direct deposit advances to customers and belief that such lending poses risks to the Company's "most financially vulnerable customers;"
- assertion that such lending may pose "regulatory, legal, and reputational risks" to the Company; and
- belief that management has not demonstrated it has taken effective steps to prevent or mitigate harms.

The Staff has consistently allowed exclusion of proposals under Rule 14a-8(i)(7) requesting a board of directors prepare a report on policies related to the provision of a financial service or product, which is embedded in the day-to-day transactions of banks and financial institutions. *See, JPMorgan Chase & Co.* (Feb. 26, 2007); *Bank of America Corp.* (Feb. 21, 2007); and *CitiGroup, Inc.* (Feb. 21, 2007). In all these instances, the Staff permitted exclusion of proposals requesting the board of directors prepare a report about the policies in place to safeguard against the provision of any financial services for any corporate or individual client that enables capital flight and results in tax avoidance because the provision of financial services is the companies' ordinary business. It is within the authority of a company's management and board of directors to determine how to sell a financial product, under what terms and to whom.

It would not be appropriate for the shareholders, as a group, to oversee the Company's handling and assessment of its direct deposit advance lending product and policies. The Proposal is no different than the proposals at issue in the precedents cited above. The Proponent seeks to involve shareholders in decisions involving the Company's policies for extending credit and banking services to its customers and loan underwriting and customer relations regarding a specific product offered by the Company.

3. *The Proponent seeks to micro-manage the affairs of the Company through the Proposal.*

The manner by which a company provides banking or financial services requires complex evaluations and is not something that shareholders, as a group, are in a position to properly and coherently oversee. As stated above in the introductory paragraph of Section I, the Commission has said that one must consider "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Exchange Act Release No. 34-40018* (May 21, 1998). Like the proposals in *JPMorgan Chase* (Feb. 26, 2007), *CitiGroup* (Feb. 21, 2007), *Bank of America* (Feb. 21, 2007), and *Wells Fargo* (Feb. 16, 2006), the Proposal seeks to involve the shareholders in the Company's complex lending policies.

By seeking to influence the manner in which the Company may offer its banking services and products, the Proponent seeks to micro-manage the affairs of the Company. The federal and state laws, rules and regulations that govern the Company's banking and other operations are extremely detailed and complex and are beyond the knowledge of the shareholders, as a group. As previously discussed in this Section I.B., the Company is uniquely qualified to ensure compliance with such laws, rules, and regulations due to its deep understanding of such laws, rules and regulations and relationships with various regulators. Management's authority will be usurped if shareholders are given the opportunity to influence the Company's banking and services and products. In the supporting statement, the Proponent has already concluded that management has not taken effective steps to prevent or mitigate harms related to the Bank's direct deposit advance lending product. This is proof that, through the Proposal, the Proponent is trying to micro-manage the Company and override management decisions regarding the direct deposit advance lending product.

The Company's policies and procedures for servicing loans and decisions as to whom and whether to offer a particular loan are precisely the kind of fundamental, day-to-day operational matters meant to be covered by the ordinary business operations exception under Rule 14a-8(i)(7). Because the Proposal undeniably relates to the Company's ordinary business and seeks to micro-manage the affairs of the Company, the Proposal is excludable under Rule 14a-8(i)(7).

**D. The Proposal does not relate to an overriding social policy issue.**

The Company acknowledges that the Division has stated that proposals that deal with matters that transcend the day-to-day business of a company and raise policy issues so significant that it would be appropriate for shareholder vote are not excludable under Rule 14a-8(i)(7). *See Staff Legal Bulletin No. 14E (CF)* (Oct. 27, 2009) ("*SLB 14E*"). Though the Proponent never directly states that the Proposal implicates a significant social policy concern, the Company anticipates that the Proponent will say that it does given the Proposal's focus on predatory lending. The Staff has found predatory lending to be an overriding social policy concern. *See, Bank of America Corp.* (March 14, 2011); *Cash America International, Inc.* (Feb. 13, 2008); and *Conseco, Inc.* (April 5, 2001).

The Proponent uses phrases like "predatory lending," "most financially vulnerable customers," and "instability in both the housing and financial markets" in an attempt to transform the Proposal into something it is not. Simply wrapping an ordinary business proposal with buzz words will not change the ordinary business nature of such proposal. As shown below in Section II.B., Early Access does not constitute predatory lending. Therefore, the Proposal does not raise or implicate an overriding social policy.

Furthermore, even if the Staff determines that the Proposal properly raises an overriding social policy, the Proposal is still excludable under Rule 14a-8(i)(7) as relating to pending litigation in which the Company is involved. The Staff has previously allowed exclusion of a proposal relating to the heart of pending litigation in which the company was involved, even when a significant policy issue existed. In *Philip Morris Companies Inc.* (available Feb. 4, 1997), the Staff took the position that although proposals directed at the manufacture and distribution of tobacco-related products by companies involved in making such products raise issues of significance that transcend matters of ordinary business, the company could exclude a proposal discussing the manufacture and distribution of tobacco-related products that "primarily addresses the litigation strategy of the Company, which is viewed as inherently the ordinary business of management to direct."

**II. Rule14a-8(i)(3). The Proposal is materially misleading and contrary to the SEC's proxy rules, including Rule 14a-9 and Rule 14a-5.**

Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal from its proxy materials if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9 prohibiting materially false and misleading statements in a proxy statement and Rule 14a-5 requiring that information in a proxy statement be "clearly presented."

**A. Statements contained in the Proposal are so vague and indefinite as to be misleading.**

The Staff has consistently determined that a shareholder proposal may be excluded under Rule 14a-8(i)(3) if it is so inherently vague and indefinite that "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See, Staff Legal Bulletin No. 14B (CF)* (Sept. 15, 2004); *Bank of America Corp.* (Feb. 22, 2010); *The Ryland Group, Inc.* (Jan. 19, 2005); and *Philadelphia Electric Co.* (July 30, 1992).

The Staff has allowed exclusion of shareholder proposals where the proposals "may be subject to differing interpretations" because "neither the shareholder voting on the proposal, nor the Company, would be able to determine with any reasonable certainty what measure the Company would take in the event the proposal was approved." *See, Exxon Mobil Corp.* (March 21, 2011) (permitting the exclusion of a proposal requesting the company publish a report based on the Global Reporting Initiative sustainability reporting guidelines where the specific substantive provisions of such guidelines are not identified); and *Fuqua Industries Inc.* (March 21, 1991) (permitting the exclusion of a proposal where the "meaning and application of terms and conditions...in the proposal would have to be made without guidance from the proposal and would be subject to differing interpretation"). Impermissible ambiguities arise where terms or standards are not adequately defined or clear instructions are not provided. *See, Eastman Kodak Company* (March 3, 2003) (permitting the exclusion of a proposal seeking to cap executive salaries at $1 million to "include bonus, perks and stock options" that failed to define various terms, including "perks," and gave no indication of how options are to be valued) and *Albertson's Inc.* (March 5, 2004) (permitting the exclusion of a proposal requesting the company to prepare a report without instructing the company how to implement or disseminate the report).

The Staff has clearly stated that a proposal should be drafted with precision. *See, Staff Legal Bulletin 14 ("SLB 14")*. The way in which a proposal is drafted is a factor in the Staff's determination of no-action requests under Rule 14a-8 of the Exchange Act. *See, Question B.6* of *SLB 14*. The Proposal falls squarely within the grounds for exclusion under Rule 14a-8(i)(3) since it is riddled with overly broad language and undefined terms that create impermissible ambiguities. The Company would not know how to implement the Proposal, if adopted, and the Proposal does not adequately inform the shareholders of what they are being asked to consider.

1. *If the Proposal is approved, the Company would not know how to implement the Proposal.*

Because the Proposal does not specify the specific actions the Board of Directors should take in implementing the Proposal, it is impossible for the Company to implement the Proposal, as written. The Proposal fails to be precise in four material ways, which makes it materially misleading and excludable under Rule 14a-8(i)(3).

First, the Proposal fails to define key terms and to describe the substantive provisions the report should include. The Resolution only generally states that the report should discuss "the adequacy of the company's direct deposit advance lending policies in addressing the social and financial impacts described above [in the supporting statement]." The Proposal contains numerous ambiguous terms where the meaning and application of the terms are unclear and "may be subject to differing interpretation." *See, Fuqua Industries Inc.* (March 21, 1991). Some of these loaded, undefined or overly broad terms include:

- "predatory lending;"
- "social and financial impacts;"
- "regulatory, legal, and reputational risks;"
- "adequacy;"
- "most financially vulnerable customers;"
- "debt trap;"
- "instability in the housing and financial markets;"
- "serious hazards;" and
- "economy as a whole"

The Staff has consistently concluded that proposals may be excluded where terms and standards are not clearly defined in the proposal. In *Philip Morris Companies Inc.* (Feb. 7, 1991), the Staff found the proposal vague, indefinite and therefore potentially misleading because the proposal appeared "to involve highly subjective determinations concerning what constitutes 'advocate,' 'encourage,' 'bigotry,' 'hate,' and 'aiding in any way.'" *See also, Verizon Communications* (Feb. 21, 2008) (permitting exclusion of a proposal where the proposal failed to define or provide parameters for the terms "Industry Peer group" and "relevant time period."); *Prudential Financial, Inc.* (February 16, 2007) (permitting the exclusion of a proposal where the proposal was vague on the meaning of "management controlled programs" and "senior management incentive compensation programs"); and *Wendy's International, Inc.* (Feb. 24, 2006) (permitting exclusion of a proposal where the terms "accelerating" and "development" were not defined, and the proposal did not provide guidance as to the intended meanings of such terms).

Like these precedents, the Proposal contains numerous undefined and overly broad terms. The Company cannot be required to guess or make assumptions as to what these terms mean or how to implement the Proposal. For instance, it is unclear what is meant by the term "adequacy" in the Proposal. Though the Proponent cites to the FDIC, the Center for Responsible Lending, and the Consumer Finance Protection Bureau as authorities on the type of lending being conducted by the Company, the Proponent never indicates which authority, if any, would provide the appropriate framework for determining whether the Company's policies are "adequate." Section I.B. above discusses the legal compliance programs the Company has in place to ensure its compliance with various existing laws and regulations. These policies and practices have been established based upon guidance from all the banking regulators who oversee the Company. Although the Proponent concludes that the Company's policies and practices are not "adequate," the Proponent provides no indication of what would be considered "adequate" for purposes of the Proposal.

It is also difficult for the Company to ascertain what the report should include because the Proposal is not drafted with precision. In stipulating what matters should be addressed in the requested report, the Resolution specifically directs the reader to the supporting statement appearing <u>above</u> the Resolution ("...address the social and financial impacts <u>described above</u> [emphasis added]."). However, in the portions of the supporting statement appearing <u>below</u> the Resolution, the Proponent states "[we] believe it would be helpful if the report includes information on" four specific matters. This further confuses what the Board of Directors should include in the report. Since the Resolution only asks the Company to address those impacts "described <u>above</u>" the Resolution, can the Company ignore the four issues identified <u>below</u> the Resolution?

The Proponent raises a myriad of questions due to its imprecise drafting of the Proposal. Is the Proponent really asking the Board of Directors to discuss the adequacy of Company policies on "the economy as a whole" and on the "instability of the housing <u>and</u> financial markets"? What are the "serious hazards" to "Fifth Third's most financially vulnerable customers"? How is the Company to determine who might be "financially vulnerable"? Moreover, what metrics should the Board of Directors utilize in assessing the adequacy of Company policies on these "social and financial impacts"? Must the Board of Directors consider the effect of the Company's direct deposit advance lending policies on Gross Domestic Product, volatility of national securities exchanges, consumer confidence levels, housing construction, mortgage lending and foreclosures, and/or every other conceivable market condition that the Board can imagine?

Even the Proponent implicitly recognizes the difficulty in determining the appropriate metrics, as it suggests that the Company identify in the report the metrics being used. This further underscores the indefiniteness of the Proposal, as even the Proponent doesn't know what metrics should be considered in preparing the requested report.

Additionally, it is not clear which of the Company's lending policies the report must discuss. Though the Company has policies and procedures in place specifically related to its direct deposit advance lending product, it has other lending policies and procedures in place that also apply to the product. Without clearly stating what aspects of the direct deposit advance lending policies the Proponent would like the Company to address in the report, either only those policies drafted specifically for the direct deposit advance lending product or both specific and general lending policies that relate to the product, the Company cannot determine what substantive matters the report should address. The Staff has allowed exclusion of proposals as vague or indefinite that provide a basic description of a voluminous and complex subject matter, such as certain guidelines, without specifically referencing which part of the subject matter the company should focus on. *See, The Kroger Co.* (March 19, 2004) ("the Proposal does not inform shareholders of what Kroger would be required to do if the Proposal were approved as the Proposal contains an extremely brief and basic description of the voluminous and highly complex Guidelines [the Global Reporting Initiative's sustainability reporting guidelines]."). Like voluminous guidelines, the Company's general lending policies are expansive and cover a wide range of issues. Without clarifying whether the Board of Directors should focus on all lending policies related to the direct deposit advance lending product, or only those policies specifically drafted for the product, the Proposal lacks precision and direction.

Second, the Proposal provides no guidance as to what the Board of Directors should do with the report after its preparation. The Staff has granted no-action relief to companies where the shareholder proposal fails to specify what the company should do with the requested report once it is prepared. In *Albertson's Inc.* (March 5, 2004), the Staff permitted exclusion of a proposal requesting the company "prepare a sustainability report...based on the Global Reporting Initiative's sustainability reporting guidelines by September 2004" where the proposal provided no guidance as to what the company should do with the report after it was prepared. Albertson's Inc. successfully argued that "[t]he Proposal provides no guidance as to what the Company should do with the report, if anything, after it is prepared. Such an ambiguity makes the Proposal impossible to respond to." *See also, Smithfield Foods, Inc.* (July 18, 2003) (permitting exclusion of a proposal requesting management "prepare a report based upon the Global Reporting Initiative guidelines describing the environmental, social and economic impacts of its hog production operations and alternative technologies and practices to reduce or eliminate adverse impacts of these operations," where the proposal provides no guidance as to what the company should do with the report after it is prepared). In both instances, the Staff determined the proposals were excludable under Rule 14a-8(i)(3) as vague and indefinite.

Like the proposals in *Albertson's Inc.* and *Smithfield Foods, Inc.*, the Proposal is indefinite as to what the Board of Directors should do with the report once it is prepared. The Proposal asks the Board of Directors to "prepare a report by September 2013." Is the Proponent requesting the Board of Directors to publish the report? Or is the Proponent requesting the Board of Directors prepare the report for the Board's own reference? Is the Board of Directors expected or required to disseminate the report to shareholders? If so, how and when must the report be disseminated?

Third, the Proposal specifically requests that the Company's Board of Directors prepare the requested report. This calls into question whether the Company's management, or any other third party, can assist the Board in such preparation. The Board would necessarily want management to be integrally involved in fact gathering and otherwise assisting with the requested report, but it is unclear from the Proposal whether such involvement would be permissible. The Board may also want to engage industry experts and various other professionals to assist in the analysis. As a practical matter, if management and third parties are not permitted to participate in the preparation of the requested report, as indicated by the precise words of the Resolution, the ability of the Board of Directors to implement the Proposal would be severely impaired.

Fourth, because the Proposal is so vague and indefinite and key terms are not defined, the Board of Directors will be forced to make numerous and significant assumptions regarding what the Proponent is actually contemplating. In evaluating the permissibility of the Proposal under Rule 14a-8, the Company considered whether it already has substantially implemented the Proposal. Although the Board of Directors has assessed risk and revenue aspects of the direct deposit advance lending product and the Company has implemented numerous risk and compliance controls outlined above in Section I.B., the Company simply cannot determine if its actions are enough to have substantially implemented the Proposal. This is because the Company cannot determine what would be required of it based on the indefinite language of the Proposal.

Therefore, in implementing the Proposal, if adopted, the Company will be forced to make certain assumptions that it is unable to make in this no-action letter and in preparing the requested report. The making of such assumptions may cause the Board of Directors to focus on "social and financial impacts" or "regulatory, legal, and reputational risks" that are significantly different from those envisioned by the shareholders. The abundance of ambiguities in the Proposal leaves too much room for interpretation and drastically increases the likelihood that the Company might implement the Proposal in a way that is different than that envisioned by the shareholders. It is these divergent expectations among the Company and its shareholders that Rule 14a-8(i)(3) explicitly seeks to prevent and which make the Proposal materially misleading.

2. *The shareholders of the Company will not understand what they are being asked to consider from the text of the Proposal.*

The Proposal does not adequately inform shareholders of what they are being asked to consider. As enumerated above, the Proposal fails to define key terms. Most notably, the Proposal does not specifically identify the product at issue and never mentions Early Access by name. Shareholders must be able to rely on the four corners of a proposal to provide them with guidance on what they are being asked to consider. The shareholders of the Company are not intimately acquainted with all of the Company's products. Early Access is not actively marketed to customers. Only a small percentage of Bank customers use the product. Therefore, even shareholders who bank with the Bank are unlikely to be familiar with Early Access. In voting on the Proposal, a majority of shareholders may have no idea what they are being asked to consider since Early Access is not specifically identified in the Proposal.

The Staff has allowed exclusion of proposals as overly broad and misleading where they do not capture the extent or complexity of what the proposal is requesting the shareholders to approve. *See, ConAgra Foods, Inc.* (July 1, 2004) (permitting exclusion of a proposal requesting preparation of sustainability reports as vague and indefinite under Rule 14a-8(i)(3) where the company argues that the proposal "does not inform stockholders of what the company would be required to do if the proposal were approved."); and *Berkshire Hathaway Inc.* (March 2, 2007) (permitting exclusion of a proposal under Rule 14a-8(i)(3) where the proposal prohibited the company from investing in securities of any foreign corporation that engaged in activities prohibited for U.S. corporations by Executive Order since "there is no indication of the substantial burdens that compliance with the Proposal could impose on Berkshire and its subsidiaries.").

The shareholders should not have to guess what the Proponent envisions for the report when the Proposal vaguely references the "social and financial impacts" of direct deposit advance lending, which "impacts" apparently are to include "regulatory, legal, and reputational risks," "instability in the housing and financial markets," and "the economy as a whole." Banking is a highly-regulated industry and the business of lending money is full of complexities. The Proposal never attempts to capture the extent or complexity of the product or the lending practices related to the product. The Proposal also fails to capture the burden placed on the Board of Directors, if adopted, in preparing a report that addresses such complexities. An analysis of all of the "social and financial impacts" mentioned in the Proposal will require the Company to expend substantial resources that are not quantified or addressed in the Proposal. Such matters raise vast and complex issues that the Proponent paints simplistically and with a broad stroke. In order for the shareholders to vote on the Proposal, the shareholders must be able to understand clearly what the Proposal is asking of them and the Company.

The Proposal contains so many ambiguities and vague and indefinite statements that the Company in implementing the Proposal, if adopted, and the shareholders in voting on the Proposal will be unable to determine with any reasonable certainty exactly what actions or measures the Proposal requires. For the foregoing reasons, the Proposal should be excluded under Rule 14a-8(i)(3).

**B. Statements omitted from the Proposal make the Proposal, as a whole, materially misleading.**

In making its case for adoption of the Proposal, the Proponent's supporting statement relies heavily on equating direct deposit advance lending to predatory lending. Though the Proponent never states outright that direct deposit advance lending is predatory lending, the

Proponent strongly implies this to be the case as the essence of its arguments. Rule 14a-9 states in pertinent part: "No solicitation...shall be made by means of any proxy statement...containing any statement...which omits to state any material fact necessary in order to make the statements therein not false or misleading..." Such implication and omission of material facts necessary to make the Proposal not misleading makes the Proposal excludable under Rule 14a-9.

The first words of the Proposal are "predatory lending." Predatory lending is a buzz word that connotes unfair or deceptive lending practices. By opening the Proposal with "predatory lending," the Proponent immediately attempts to plant into the minds of shareholders the notion that the Proposal relates to unfair and deceptive lending practices. The Proponent enumerates the evils of predatory lending in the Proposal by identifying risks associated with predatory lending. The Proponent even resorts to inflammatory scare tactics, claiming that "a host of predatory lending practices have cost householders billions in fees and catalyzed instability in both the housing and financial markets." To suggest that the Company's direct deposit advance lending product could have such a dramatic impact on these markets is so incredulous as to make such statements materially false and misleading.

Moreover, the Proponent omits any facts in the Proposal that show how the Company's direct deposit advance lending product is significantly different from predatory lending. The Proponent fails to acknowledge that there is no universally accepted definition of "predatory lending." Although the existence of high costs of borrowing may be a characteristic of predatory lending, high costs should not be the sole characteristic. The Comptroller of the Currency Administrator of National Banks advised that "[a]lthough it is generally necessary to consider the totality of circumstances to assess whether a loan is predatory, a fundamental characteristic of predatory lending is the aggressive marketing of credit to prospective borrowers who simply cannot afford the credit on the terms being offered." *See, OCC Advisory Letter, AL 2003-2* (February 21, 2003) [emphasis added]. Additionally, in a letter to the Chairman of the Committee on Banking, Housing, and Urban Affairs, John D. Hawke, Jr., the then Comptroller of the Currency, acknowledged issues with not having a formal definition of "predatory lending." He said: "One problem with the fact that 'predatory lending' is not susceptible to precise definition is that many people make the mistake of equating subprime lending to predatory lending. Responsible, risk-based subprime lending, that provides access to credit for individuals with less than perfect credit histories, should not, in and of itself, be considered predatory." *See, Letter from John D. Hawke, Jr., Comptroller of the Currency, to the Honorable Phil Gramm, Chairman of the Unites States Senate Committee on Banking, Housing, and Urban Affairs* (May 5, 2000).

The differences between Early Access and predatory lending are significant. The Bank incorporates a variety of safeguards for Early Access designed to limit its long-term use and to properly educate customers about the product. These safeguards are described in the terms and conditions and FAQs for the Early Access product, which are attached as Exhibit C and are available on the Company's website at https://www.53.com/site/personal-banking/account-management-services/early-access.html. The Bank has established specific criteria that must be met in order for a customer to be eligible to use Early Access. A customer must have a preexisting checking account with the Bank for at least the prior 90 days. Such checking account must be receiving regular direct deposits as part of the eligibility criteria. If the direct deposits cease, the customer is no longer eligible to use Early Access.

In addition, the Bank has significant requirements in place to help customers manage their use of Early Access. Generally, a customer may not borrow in excess of 50% of his or her monthly direct deposit amount. If a customer's average monthly direct deposit amount is $2,000 or more, the customer's credit limit is capped at $1,000. This safeguard ensures the ability of the customer to repay the advance while at the same time allowing at least half, and in many cases even more, of the next direct deposit to be available for the customer's other expenses. This is not a "costly debt trap" nor does it necessarily lead to repeat borrowing as the Proponent suggests in the supporting statement. Customers who obtain an advance for six consecutive months become ineligible to take an advance for a 30-day period. In addition, because the Bank is a full-service consumer bank, it can, and does, screen its customer regularly to determine whether they are eligible for other, more conventional credit products that are offered by the Bank. Eligible customers are offered these other more conventional credit products through direct mail and secure online messages.

The Bank provides numerous disclosures to its Early Access customers relating to the cost, features, terms and restrictions of this product. Customers are informed that Early Access is an expensive form of credit, designed to help such customers meet their short-term borrowing needs and not intended to provide a solution for longer-term financial needs. The Bank suggests that Early Access should only be used in emergency situations and does not recommend continued use of the product. In the process of taking an Early Access advance online, these disclosures are read or shown to the customer at three different times. The specific cost of taking such advance is expressly stated to the customer before the customer can confirm his or her desire to complete the advance.

The Bank does not advertise its direct deposit advance lending product or otherwise attempt to lure in unsuspecting or unsuitable customers. The product is available only through an enrollment link on the Company's website or upon a customer having met with one of the Bank's personal bankers or financial center manager, all of whom have been fully trained on the features, costs and appropriate usage of Early Access and the requirement that interested customers be fully informed. The Bank is not targeting its "most financially vulnerable customers" as suggested by the Proponent. To the contrary, Early Access is offered to satisfy a demonstrated need of Bank customers to obtain short-term loans and to provide such customers with an alternative to traditional storefront payday lenders or other less desirable funding sources. Based on feedback from the Bank's customers who have used Early Access, the Company believes that the vast majority of such customers are highly satisfied with this banking product.

By offering Early Access, the Bank engages in responsible lending that assists its customers in times of hardship. Looking at the totality of the circumstances, Early Access advances are starkly different from predatory lending. Predatory lending is typically aggressively marketed, offers loan amounts greater than a customer's entire paycheck, includes additional and perhaps hidden fees, and does not have eligibility requirements or usage limits. Predatory lenders typically are not subject to bank regulatory supervision and, unlike highly regulated financial institutions, do not have an incentive to develop deeper customer relationships.

The Proponent makes the Proposal materially misleading by insinuating that the Company is engaged in predatory lending when in fact this is not the case, and by omitting any and all mention of the consumer safeguards that the Company has implemented in connection with Early Access. Such misleading statements and omissions prevent shareholders from making an informed decision in voting upon the Proposal. Therefore, the Proposal is excludable under Rule 14a-8(i)(3) because it violates Rule 14a-9 of the SEC's proxy rules.

## CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2013 Proxy Materials. Should the Staff disagree with this conclusion, we would appreciate the opportunity to confer with the Staff prior to the issuance of the Staff's response.

By copy of this letter, the Company is notifying the Proponent of the Company's intention to omit the Proposal from its 2013 Proxy Materials.

If we can be of any further assistance in this matter or provide you with any additional information, please do not hesitate to call me at (513) 629-2828.

Very truly yours,

GRAYDON HEAD & RITCHEY LLP



Richard G. Schmalzl, Esq.

cc: Jonas Kron, Trillium Asset Management, LLC (via Email)
Vicki Cummings, Sisters of the Holy Names of Jesus & Mary U.S. Ontario Province (via Email)
Paul L. Reynolds, Esq., Fifth Third Bancorp

3986821.2

# Exhibit A

**The Shareholder Proposal**

***See Attached.***


TRILLIUM ASSET MANAGEMENT
Investing for a Better World® Since 1982

Trillium Asset Management Corporation
www.trilliuminvest.com

November 5, 2012

Fifth Third Bancorp
38 Fountain Square Plaza
MD10AT76
Cincinnati, Ohio 45263
Att'n: Corporate Secretary

Dear Secretary,

Trillium Asset Management, LLC ("Trillium") is an investment firm based in Boston specializing in socially responsible and sustainable asset management. We currently manage about $1.1 billion for institutional and individual clients.

We are hereby authorized to notify you of our intention to file the enclosed shareholder proposal with the company on behalf of our client, Judy Harden. The concerns expressed in the proposal are also shared by our clients Marcia Levine, Ostara Founation, the Onieda Trust, and Barbara Meyer who fully support this shareholder proposal. We submit this shareholder proposal for inclusion in the company's 2013 proxy materials, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Per Rule 14a-8, Ms. Harden holds beneficially more than $2,000 of Fifth Third Bancorp common stock, acquired more than one year prior to today's date and held continuously for that time. She will remain invested in this position continuously through the date of the 2013 annual meeting. Documentation of ownership from her custodian will be provided under separate cover. We will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules.

Please direct any communications to me at (503) 592-0864, or via email at jkron@trilliuminvest.com.

Sincerely,

Jonas Kron
Vice President, Director of Shareholder Advocacy & Corporate Engagement

enclosures





# Payday Lending

**WHEREAS**

Predatory lending like payday loans have received significant public criticism for their high interest rates and rates of repeat borrowing. Our company is extending high-cost direct deposit advances that resemble payday loans and could expose customers to a costly "debt trap". We believe these advances present serious hazards to Fifth Third's most financially vulnerable customers and to the company itself.

Fifth Third ("FITB") charges $10 for each $100 borrowed through direct deposit advance. Loans are repaid automatically, in full, out of the customer's next direct deposit. Research from the Center for Responsible Lending demonstrates that the typical user of this type of product pays 365% APR on a 10-day loan and remains indebted for 175 days out of the year.

This lending may pose regulatory, legal, and reputational risks to FITB. Regulators have repeatedly warned banks to avoid making or facilitating payday loans that result in long-term debt. The FDIC has begun an inquiry into payday lending practices and the Consumer Financial Protection Bureau has begun examination of payday-type, short-term lending at both payday storefronts and banks. FITB is one of only four major banks exposed to these risks, as the majority of state and national banks do not offer this type of product line.

In recent years, a host of predatory lending practices have cost households billions in fees and catalyzed instability in both the housing and financial markets. Payday lending can perpetuate this instability, draining productive resources from the bank's own customer base and the economy as a whole.

FITB has disclosed little information to its shareholders about the product and the bank's reliance upon it, and we do not believe management has demonstrated that steps taken to prevent or mitigate harms are effective.

**RESOLVED**

Shareholders request the Board of Directors prepare a report by September 2013 discussing the adequacy of the company's direct deposit advance lending policies in addressing the social and financial impacts described above. Such a report should be prepared at a reasonable cost, omitting proprietary information and not conceding or forfeiting any issue in litigation related to these products.

**SUPPORTING STATEMENT**

We believe responsible practices that are designed to strengthen rather than weaken customers' financial health are in the best interest of our company, its clients, the communities it operates in, and our economy.

The FDIC has stated that "providing high-cost, short-term credit on a recurring basis to customers with long-term credit needs is not responsible lending, increases institutions' credit, legal, reputational, and compliance risks; and can create a serious financial hardship for the customer."

We believe it would helpful if the report includes information on the frequency with which the product is used, impact of the product on overdraft fees and nonsufficient funds fees, cost to the institution and total revenues derived from these loans. We also believe the report should include metrics to determine whether loans extended are consistent with customers' ability to repay without repeat borrowing.

Jonas Kron
Vice President, Director of Shareholder Advocacy & Corporate Engagement
Trillium Asset Management, LLC.
711 Atlantic Avenue
Boston, MA 02111

Fax: 617 482 6179

Dear Mr Kron:

I hereby authorize Trillium Asset Management, LLC to file a shareholder proposal on my behalf at Fifth Third Bancorp (FITB).

I am the beneficial owner of 334 shares of Fifth Third Bancorp (FITB) common stock that I have held continuously for more than one year. I intend to hold the aforementioned shares of stock continuously through the date of the company's annual meeting in 2013.

I specifically give Trillium Asset Management, LLC full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder proposal. I understand that my name may appear on the corporation's proxy statement as the filer of the aforementioned proposal.

Sincerely,

Judith Harden
Judith Harden

10.24.12
Date

November 16, 2012

Fifth Third Bancorp
38 Fountain Square Plaza
MD10AT76
CIncinnatti, Ohio 45263
Att'n: Corporate Secretary

Dear Secretary:

In accordance with the SEC Rules, please find the attached authorization letter from Judith Hardenn as well as the custodial letter from Charles Schwab Advisor Services documenting that she holds sufficient company shares to file a proposal under rule 14a-8.

Please contact me if you have any questions at (503) 592-0864; Trillium Asset Management LLC. 711 Atlantic Ave., Boston, MA 02111; or via email at jkron@trilliuminvest.com.

Sincerely,



Jonas Kron
Vice President, Director of Shareholder Advocacy & Corporate Engagement
Trillium Asset Management, LLC

Jonas Kron
Vice President, Director of Shareholder Advocacy & Corporate Engagement
Trillium Asset Management, LLC.
711 Atlantic Avenue
Boston, MA 02111

Fax: 617 482 6179

Dear Mr Kron:

I hereby authorize Trillium Asset Management, LLC to file a shareholder proposal on my behalf at Fifth Third Bancorp (FITB).

I am the beneficial owner of 334 shares of Fifth Third Bancorp (FITB) common stock that I have held continuously for more than one year. I intend to hold the aforementioned shares of stock continuously through the date of the company's annual meeting in 2013.

I specifically give Trillium Asset Management, LLC full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder proposal. I understand that my name may appear on the corporation's proxy statement as the filer of the aforementioned proposal.

Sincerely,

Judith Harden

Judith Harden

10.24.12

Date

*charles* SCHWAB
ADVISOR SERVICES

1958 Summit Park Dr, Orlando, FL 32810

November 13, 2012

Re: Judith Hrgdea/Acct FISMA & OMB Memorandum M-07-16 ***

This letter is to confirm that Charles Schwab & Co. holds as custodian for the above account 334 shares of common stock Fifth Third Bancorp. These 334 shares have been held in this account continuously for one year prior to November 5, 2012.

These shares are held at Depository Trust Company under the nominee name of Charles Schwab and Company.

This letter serves as confirmation that the shares are held by Charles Schwab & Co, Inc.

Sincerely,

Darrell Pass

Darrell Pass
Director



*Sisters of the Holy Names of Jesus and Mary*
U.S.-Ontario Administrative Centre

November 2, 2012

Fifth Third Bancorp
Attn: Corporate Secretary
38 Fountain Square Plaza
MD10AT76
Cincinnati, Ohio 45202-3102

To the Corporate Secretary:

The Sisters of the Holy Names of Jesus & Mary U.S. Ontario Province are concerned that the high-cost direct deposit advances extended by Fifth Third Bancorp are not responsible lending in that they are not in the best interest of the Company, its customers and the U.S. economy.

Therefore, the Sisters of the Holy Names of Jesus & Mary U.S. Ontario Province Corporation is co-filing the enclosed resolution with Trillium Asset Management Corporation for action at the annual meeting in 2013. We submit it for inclusion in the proxy statement under Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

The Sisters of the Holy Names of Jesus & Mary U.S. Ontario Province Corporation is the beneficial owner of at least $2,000 worth of Fifth Third Bancorp common stock. A letter verifying ownership in the Company continuously for at least twelve months as of November 2, 2012 is enclosed. We will continue to hold the required number of shares in Fifth Third Bancorp through the annual meeting in 2013.

We designate Jonas Kron of Trillium Asset Management Corporation as the lead filer to act on our behalf for all purposes in connection with this proposal. Please copy us on all communications: Vicki Cummings; vcummings@snjmuson.org.

Sincerely,

Sister Mary Ellen Holohan, snjm

Sister Mary Ellen Holohan, SNJM
President of the Sisters of the Holy Names of Jesus & Mary U.S. Ontario Province

Encl.: Resolution

PO Box 398, Marylhurst, OR 97036 • (503) 675-7100 • *Fax* 503-697-3264 • *Toll-free* 1 (877) 296-7100

## Payday Lending

**WHEREAS**

Predatory lending like payday loans have received significant public criticism for their high interest rates and rates of repeat borrowing. Our company is extending high-cost direct deposit advances that resemble payday loans and could expose customers to a costly "debt trap". We believe these advances present serious hazards to Fifth Third's most financially vulnerable customers and to the company itself.

Fifth Third ("FITB") charges $10 for each $100 borrowed through direct deposit advance. Loans are repaid automatically, in full, out of the customer's next direct deposit. Research from the Center for Responsible Lending demonstrates that the typical user of this type of product pays 365% APR on a 10-day loan and remains indebted for 175 days out of the year.

This lending may pose regulatory, legal, and reputational risks to FITB. Regulators have repeatedly warned banks to avoid making or facilitating payday loans that result in long-term debt. The FDIC has begun an inquiry into payday lending practices and the Consumer Financial Protection Bureau has begun examination of payday-type, short-term lending at both payday storefronts and banks. FITB is one of only four major banks exposed to these risks, as the majority of state and national banks do not offer this type of product line.

In recent years, a host of predatory lending practices have cost households billions in fees and catalyzed instability in both the housing and financial markets. Payday lending can perpetuate this instability, draining productive resources from the bank's own customer base and the economy as a whole.

FITB has disclosed little information to its shareholders about the product and the bank's reliance upon it, and we do not believe management has demonstrated that steps taken to prevent or mitigate harms are effective.

**RESOLVED**

Shareholders request the Board of Directors prepare a report by September 2013 discussing the adequacy of the company's direct deposit advance lending policies in addressing the social and financial impacts described above. Such a report should be prepared at a reasonable cost, omitting proprietary information and not conceding or forfeiting any issue in litigation related to these products.

**SUPPORTING STATEMENT**

We believe responsible practices that are designed to strengthen rather than weaken customers' financial health are in the best interest of our company, its clients, the communities it operates in, and our economy.

The FDIC has stated that "providing high-cost, short-term credit on a recurring basis to customers with long-term credit needs is not responsible lending, increases institutions' credit, legal, reputational, and compliance risks; and can create a serious financial hardship for the customer."

We believe it would helpful if the report includes information on the frequency with which the product is used, impact of the product on overdraft fees and nonsufficient funds fees, cost to the institution and total revenues derived from these loans. We also believe the report should include metrics to determine whether loans extended are consistent with customers' ability to repay without repeat borrowing.



BNY MELLON
ASSET SERVICING

November 2, 2012

To Whom It May Concern:

This letter is to verify that Sisters of the Holy Names of Jesus and Mary owns 8,390 shares of Fifth Third Bancorp stock. Sisters of the Holy Names of Jesus and Mary has owned the required amount of securities continuously for at least 12 months prior to November 2, 2012. At least the minimum number of shares required will continue to be held through the time of the company's next annual meeting.

This security is currently held by the Bank of New York Mellon who serves as custodian for the Sisters of the Holy Names of Jesus and Mary. The shares are registered in our nominee name at The Bank of New York Mellon. The Bank of New York Mellon is a DTC participant.

Please contact me if you have any questions at 412-234-7923.

Thank You,

Robert D. Porco
Client Service Officer

**<u>Exhibit B</u>**

**The Complaint**

***See Attached.***

UNITED STATES DISTRICT COURT
NORTHERN DISTRICT OF OHIO
EASTERN DIVISION

| | | |
|---|---|---|
| WILLIAM R. KLOPFENSTEIN, on Behalf of Himself and All Others Similarly Situated<br>508 North Gainsborough Avenue<br>Royal Oak, MI 48067<br><br>and<br><br>ADAM MCKINNEY, on Behalf of Himself and All Others Similarly Situated<br>7414 South Sheffield Court<br>Lanesville, IN 47136<br><br>Plaintiffs<br><br>and<br><br>DONALD E. AND LYN A. ADANICH, on Behalf of Themselves and All Others Similarly Situated<br>7754 State Road<br>Parma, OH 44134<br><br>and<br><br>D. SCOTT LITTLE, on Behalf of Himself and All Others Similarly Situated<br>122 River Rock Way<br>Berea, OH 44017-3154<br><br>New Party Plaintiffs | ) | CASE NO. 1:12-cv-2007<br><br>JUDGE CHRISTOPHER A. BOYKO<br><br>**FIRST AMENDED CLASS ACTION COMPLAINT**<br><br>***[Jury Trial Demanded]*** |

vs. )
)
FIFTH THIRD BANK )
c/o James R. Hubbard, Statutory Agent )
38 Fountain Square Plaza, MD #10AT76 )
Cincinnati, OH 45263 )
)
Defendant )
)
)
)

Plaintiffs, William Klopfenstein, Adam McKinney, Lyn and Donald Adanich and D. Scott Little, through undersigned counsel, on behalf of themselves and all persons similarly situated, alleges the following based on personal knowledge as to allegations regarding the Plaintiffs and on information and belief as to other allegations.

## INTRODUCTION

1. This is a civil action seeking monetary damages, restitution, and declaratory and injunctive relief from Defendant, Fifth Third Bank ("Fifth Third" or the "Bank"), arising from its improperly disclosed and unlawful Early Access cash advance loans.

2. Payday lending—small loans due in full on the borrower's next "payday"—have a long and sordid history. For centuries, unscrupulous lenders have been accused of taking advantage of working people desperate to make ends meet by offering loans at usurious and unconscionable rates. Payday lenders have been perceived as operating on the shadowy fringe of the mainstream financial system.

3. For these reasons, until very recently, national and state-chartered banks have left payday lending to other entities, often storefront check-cashing operations. However, Fifth Third has become one of the first banks in the country to offer payday loans to its customers. Fifth Third calls its loans "Early Access" cash advances, but they are structured just like

traditional payday loans—carrying a very high cost and requiring full repayment upon the customer's next paycheck.

4. What distinguishes Fifth Third's payday loans from those made by storefront lenders is the automatic access Fifth Third has to its customers' checking accounts. The bank deposits the loan amount directly into the customer's account and then repays itself the loan amount, plus the "fee," which is nothing more than usurious interest under another name, directly from the customer's next incoming direct deposit. If direct deposits are not sufficient to repay the loan within 35 days, the bank repays itself anyway, even if it overdraws the customer's account.

5. The high cost of Early Access loans is particularly unwarranted given the low risk posed to the Bank. Because the Bank repays itself from the next incoming direct deposit, the risk of nonpayment is exceedingly low compared to other forms of credit.

6. Like all payday lenders, Fifth Third promotes its loans as a quick solution to a short-term financial shortfall. Fifth Third touts its payday lending product as being able to "help get you through a financial emergency."

7. However, as the Center for Responsible Lending describes in its report "Big Bank Payday Loans" (July 2011) (attached hereto as Exhibit A), the typical payday borrower ends up trapped in a cycle of repeat loans. Repayment in full from a single paycheck means borrowers regularly find themselves unable to repay a payday loan (plus interest) in full while also meeting their living expenses, so they often require another loan, resulting in a repeating cycle of debt.

8. Moreover, Fifth Third Early Access loans, like all payday loans, carry shockingly high interest rates—sometimes resulting in an Annual Percentage Rate ("APR") of *1800%* or

more. These loans are exponentially more expensive than alternative products, such as credit cards or consumer finance loans.

9. Fifth Third intentionally misleads its customers by stating both in its Early Access documents, attached hereto as Exhibit B and on customers' bank statements that the loans carry an APR of 120%. That is not true. In fact, Fifth Third Early Access loans regularly carry APRs of 1000% or more.

10. The term "APR" has a well-known and uniform usage in consumer lending, one which is meant to convey the true cost of borrowing, including transaction fees and other charges. The Federal Truth in Lending Act (15 U.S.C. 1601 *et seq.*), for example, defines an "APR" as "the cost of consumer credit as a dollar amount. It includes any charge payable directly or indirectly by the consumer and imposed directly or indirectly by the creditor as an incident to or a condition of the extension of credit."

11. Because Fifth Third charges a "fee" of $10 per every $100 advanced, the APR is 120% only if the loan is not paid until 30 days after it is issued. But because Fifth Third, per the Easy Access terms, pays itself back in full from the customer's next direct deposit, the loan term is almost always less than 30 days—and the loan almost always carries an APR far in excess of 120%.

12. In fact, as Plaintiffs have experienced, Early Access loans are often repaid within 1, 2, or 3 days—leading to an APR of 1000% or more.

13. The potential for such unconscionable and usurious interest rates are concealed by Fifth Third. Indeed, Fifth Third bank statements actively conceal the true APR being charged.

14. Payday lenders have been under intense political and regulatory pressure in recent years. Indeed, the Ohio legislature and Ohio voters, by state-wide referendum, acted to put

unscrupulous payday lenders out of business—capping interest rates at 28% and instituting a host of other restrictions. O.R.C. §§ 1321.35 through 1321.48 (the "Short-Term Lending Law") (Sept. 1, 2008) at O.R.C. § 1321.40(A).

15. In addition, interest rates on other loans are regulated by O.R.C. § 1109.20(A), which caps the rate of interest that can be charged by Ohio banks at an even-lower 25%.

## JURISDICTION AND VENUE

16. This Court has original jurisdiction of this action under the Class Action Fairness Act of 2005. Pursuant to 28 U.S.C. §§ 1332(d)(2) and (6), this Court has original jurisdiction because the aggregate claims of the putative Class members exceed $5 million, exclusive of interest and costs, and at least one of the members of the proposed Class is a resident of a different state than Fifth Third Bank.

17. Venue is proper in the Northern District of Ohio pursuant to 28 U.S.C. § 1391 because Fifth Third Bank is subject to personal jurisdiction there and regularly conducts business in that district, and because a substantial part of the events or omissions giving rise to the claims asserted herein occurred and continue to occur in that district.

## THE PARTIES

18. Plaintiff, William Klopfenstein, is a resident of the state of Michigan.

19. Plaintiff, Adam McKinney, is a resident of the state of Indiana.

20. Plaintiffs, Lyn and Donald Adanich, are residents of the state of Ohio.

21. Plaintiff, D. Scott Little, is a resident of the state of Ohio.

22. Fifth Third Bank is a state bank chartered under the laws of the state of Ohio and supervised by the Federal Reserve Board. It maintains its principal place of business in Cincinnati, Ohio. Among other things, Fifth Third Bank is engaged in the business of providing

retail banking services to consumers, including Plaintiffs and members of the putative Class. Fifth Third Bank operates 1,377 banking centers, including 377 in Ohio.

## CLASS ALLEGATIONS

23. Plaintiffs bring this action on behalf of themselves and all others similarly situated pursuant to Fed. R. Civ. P. 23. This action satisfies the numerosity, commonality, typicality, adequacy, predominance and superiority requirements of Rule 23.

24. The proposed Class is defined as:

> All Fifth Third Bank customers in the United States who, within the applicable statute of limitations preceding the filing of this action to the date of class certification, used Fifth Third's Early Access loan program and repaid their loan in less than 30 days.

25. Plaintiffs reserve the right to modify or amend the definition of the proposed Class before the Court determines whether certification is appropriate.

26. Excluded from the Class are Fifth Third Bank, its parents, subsidiaries, affiliates, officers and directors, any entity in which Fifth Third Bank has a controlling interest, all customers who make a timely election to be excluded, governmental entities and all judges assigned to hear any aspect of this litigation, as well as their immediate family members.

27. The members of the Class are so numerous that joinder is impractical. The Class consists of thousands of members, the identity of whom is within the knowledge of and can be ascertained only by resort to Fifth Third Bank's records.

28. The claims of the representative Plaintiffs are typical of the claims of the Class in that the representative Plaintiffs, like all Class members, were charged interest on Early Access loans well in excess of the limits set by state law and in excess of the 120% APR Fifth Third represented in Early Access contracts and disclosures. The representative Plaintiffs, like all Class members, has been damaged by Fifth Third Bank's misconduct in that he has been

assessed and/or will continue to be assessed unlawful and deceptive Early Access charges. Furthermore, the factual basis of Fifth Third Bank's misconduct is common to all Class members, and represents a common thread of unfair and unconscionable conduct resulting in injury to all members of the Class.

29. There are numerous questions of law and fact common to the Class and those common questions predominate over any questions affecting only individual Class members.

30. Among the questions of law and fact common to the Class are whether Fifth Third Bank:

a. Breached the contract it had with account holders regarding the Early Access program;

b. Misrepresented in Early Access documents and disclosures that the APR for Early Access loans was in all cases 120%;

c. Unconscionably charges Annual Percentage Rates on payday loans well in excess of 1000% and well in excess of the cost of actually providing such loans;

d. Conceals the true Annual Percentage Rates it charges on Early Access payday loans, both in the Early Access contract and documents and on monthly bank statements;

e. Charges excessive interest and/or finance charges on Early Access loans in violation of Ohio law;

f. Requires its customers to enter into standardized account agreements which include unconscionable provisions;

g. Converts money belonging to Plaintiffs and other members of the Class through its Early Access policies and practices; and

h. Is unjustly enriched through its Early Access policies and practices.

31. Other questions of law and fact common to the Class include:

a. The proper method or methods by which to measure damages; and

b. The injunctive and declaratory relief to which the Class are entitled.

32. Plaintiffs' claims are typical of the claims of other Class members, in that they arise out of the same false Early Access disclosures and contracts and other related documents. Plaintiffs have suffered the harm alleged and has no interests antagonistic to the interests of any other Class member.

33. Plaintiffs are committed to the vigorous prosecution of this action and has retained competent counsel experienced in the prosecution of class actions and, in particular, class actions on behalf of consumers and against financial institutions. Accordingly, Plaintiffs are adequate representatives and will fairly and adequately protect the interests of the Class.

34. A class action is superior to other available methods for the fair and efficient adjudication of this controversy. Since the amount of each individual Class member's claim is small relative to the complexity of the litigation, and due to the financial resources of Fifth Third Bank, no Class member could afford to seek legal redress individually for the claims alleged herein. Therefore, absent a class action, the Class members will continue to suffer losses and Fifth Third Bank's misconduct will proceed without remedy.

35. Even if Class members themselves could afford such individual litigation, the court system could not. Given the complex legal and factual issues involved, individualized litigation would significantly increase the delay and expense to all parties and to the Court.

Individualized litigation would also create the potential for inconsistent or contradictory rulings. By contrast, a class action presents far fewer management difficulties, allows claims to be heard which might otherwise go unheard because of the relative expense of bringing individual lawsuits, and provides the benefits of adjudication, economies of scale and comprehensive supervision by a single court.

## COMMON FACTUAL ALLEGATIONS

### A. Fifth Third's Relevant Customer Documents Regarding Early Access.

36. Plaintiffs and all members of the Class made use of Fifth Third's Early Access program. The terms of the Early Access program are contained in standardized agreements (the "Early Access Terms and Conditions"), presented to its customers on a "take it or leave it" basis, drafted and imposed by Fifth Third Bank, which was the party of vastly superior bargaining strength, and thus constitute agreements of adhesion.

37. The Early Access Terms and Provisions contain a clause stating that "You understand that we are a state-chartered bank located in Ohio. The law that will apply to this Agreement as to issues related to interest and related charges will be the law of the State of Ohio." Therefore, Ohio law governs the claims in this Complaint as to the Plaintiffs and all other members of the Class.

38. In both the Early Access Terms and Conditions and on monthly bank statements provided to customers, Fifth Third states that the Annual Percentage Rate ("APR") for Early Access cash advances is, in all cases, 120%. The Early Access Terms and Conditions state plainly:

> The transaction fee is $1 for every $10 borrowed. **This equates to an Annual Percentage Rate (APR) of 120%** (emphasis added).

39. The Early Access Terms and Conditions also state in bold print:

## INTEREST RATE AND FEES

### Annual Percentage Rate (APR) for 120%

40. Lastly, the Early Access Terms and Conditions state:

> [The] transaction fee will be reflected as an Annual Percentage Rate (APR) in the Fifth Third Early Access section of your checking account statement. The APR is a measure of the cost of credit, expressed as a yearly rate.

41. As alleged herein, these contract terms and disclosures are misleading and are violated by Fifth Third because the APR for Early Access loans is in almost all cases far in excess of 120%.

42. Furthermore, in the "Fifth Third Early Access Frequently Asked Questions," the Bank states:

> For example:
>
> $50 Advance with a $5 fee = $5/$50 = 10% X 12 Cycles = 120% APR.
>
> **We show the Annual Percentage Rate (APR) for Fifth Third Early Access so our customers can compare the cost of using this product against other forms of credit**, but there is no interest charge associated with an Advance (emphasis added).

43. Obviously, such a "comparison" is impossible if the APR is extremely inaccurate, as it is here.

44. Fifth Third misleads customers and attempts to avoid the proper application of the interest rate cap in O.R.C. § 1109.20(A) when it states that "there is no interest charge associated with an Advance." In fact, the "fee" is interest for the payday loan offered by Fifth Third.

**B. Fifth Third Bank's Early Access Policies and Practices Are Contrary to Regulatory Guidance.**

45. The Federal Deposit Insurance Corporation (FDIC) has announced its intention to investigate U.S. banks that are offering payday loans. According to the agency's acting Chairman, Martin Gruenberg, the FDIC is "deeply concerned" about banks offering payday loans and has "asked the FDIC's Division of Depositor and Consumer Protection to make it a priority to investigate reports of banks engaging in payday lending and recommend further steps by the FDIC." "FDIC to look at payday lending by banks," Bloomberg News, June 1, 2012.

46. The FDIC has a longstanding guidance on payday lending that condemns many of the same practices now used in Fifth Third's Early Access program.

47. According to the FDIC's "Guidelines for Payday Lending" (FIL-14-2005) (February 2, 2005):

> In recent years a number of lenders have extended their risk selection standards to attract subprime loans. Among the various types of subprime loans, "payday loans" are now offered by an increasing number of insured depository institutions.
>
> Payday loans (also known as deferred deposit advances) are small-dollar, short-term, unsecured loans that borrowers promise to repay out of their next paycheck or regular income payment (such as a social security check). Payday loans are usually priced at a fixed dollar fee, which represents the finance charge to the borrower. Because these loans have such short terms to maturity, the cost of borrowing, expressed as an annual percentage rate (APR), is very high.

48. In addition, Fifth Third violates the FDIC Guideline that states: "*If the APR may be increased after the initial origination date, the advertisement must so state*" (emphasis added). *Id.*

49. Fifth Third also violates the FDIC Guideline that states: "*A bank that fails to disclose finance charges and APRs accurately for payday loans—considering the small dollar*

*tolerance for inaccuracies—risks having to pay restitution to consumers, which in some instances could be substantial."* (emphasis added). *Id.*

50. Fifth Third is not now regulated by the Office of the Comptroller of the Currency ("OCC"), though it was so regulated prior to 2009. That federal regulator of national banks has in the past cited concerns that payday lending "can pose a variety of safety and soundness, compliance, consumer protection, and other risks to banks." OCC Advisory Letter on Payday Lending, AL 2000-10 (Nov. 27, 2000).

51. The OCC has also stated that its guidance that addresses abusive lending practices should also be applied in the context of payday lending. That guidance identifies the following indicators of abusive lending, which are characteristic of payday loans:

a. Pricing and terms that far exceed the cost of making the loan; and

b. Loan terms designed to make it difficult for borrowers to reduce indebtedness.

OCC Advisory Letter on Abusive Lending Practices, AL 2000-7 (July 25, 2000).

52. Indeed, in 2003 the then-Comptroller of the Currency, John Hawke, Jr., ordered banks to "stay the hell away" from payday loans. "Biggest banks stepping in to payday arena," Star-Tribune (Minnesota), September 9, 2009. The OCC stated that payday lending programs posed a "reputation risk" to banks because of their high fees, and ordered the banks to stop the practice. The Federal Reserve shared the OCC's position. Fifth Third has ignored these warnings.

53. While Fifth Third claims to be offering Early Access as a service to its customers, its true motivation is revenue generation. Indeed, Fiserv, a third-party consultant who has designed many bank-based payday lending schemes has touted its product as a way to make up

for overdraft fee revenue lost after more stringent federal regulations kicked in. According to Fiserv, bank-based payday lending "generates a new and diverse revenue stream to partially offset government proposed overdraft and credit card changes." Fiserv Relationship Advance program description available at http://www.relationshipadvance.com/; *see also* Relationship Advance Press Release, November 18, 2009.

54. Fiserv's marketing to banks of its payday lending product called "Relationship Advance" has included promises that, within two years, revenue from the product "will be greater than all ancillary fee revenue combined" and that the product will result in little-to-no "overdraft revenue cannibalization;" that is to say, it will add another high fee source without reducing overdraft fee revenue. *Id.*

**C. <u>Fifth Third Bank's Unconscionable Provisions and Policies</u>.**

55. Fifth Third Bank's Early Access policies and practices are or were unconscionable in the following respects, among others:

a. Misrepresenting in Early Access documents and disclosures that the APR for Early Access loans was in all cases 120%, when in fact it was much higher;

b. Charging Annual Percentage Rates on payday loans well in excess of 1000%;

c. Charging Annual Percentage Rates on payday loans well in excess of the cost of actually providing such loans;

d. Concealing the true Annual Percentage Rates it charges on Early Access payday loans, both in the Early Access contract and documents and on monthly bank statements;

e. Charging excessive interest and/or finance charges on Early Access loans in violation of Ohio law;

f. Requiring its customers to enter into standardized account agreements which include unconscionable provisions; and

g. Violating FDIC and OCC regulatory guidance on payday lending.

**D. <u>Fifth Third Bank's Practices Harmed Plaintiffs.</u>**

56. On May 31, 2011, Plaintiff Klopfenstein received an advance in his checking account in the amount of $200. Three days later, on June 3, 2011, Plaintiff received a direct deposit and Fifth Third debited $220 to repay that loan. This reflects an APR of 1217%.

57. The monthly account statement issued by Fifth Third to Plaintiff Klopfenstein states, incorrectly, that the APR for this transaction was 120%.

58. On July 19, 2011, Plaintiff Klopfenstein received an advance in his checking account in the amount of $400. Two days later, on July 21, 2011, Plaintiff received a direct deposit and Fifth Third debited $440 to repay that loan. This reflects an APR of 1825%.

59. The monthly account statement issued by Fifth Third to Plaintiff Klopfenstein states, incorrectly, that the APR for this transaction was 120%.

60. On July 26, 2011, Plaintiff Klopfenstein received an advance in his checking account in the amount of $100. Three days later, on July 29, 2011, Plaintiff received a direct deposit and Fifth Third debited $110 to repay that loan. This reflects an APR of 1217%.

61. The monthly account statement issued by Fifth Third to Plaintiff Klopfenstein states, incorrectly, that the APR for this transaction was 120%.

62. On August 1, 2011, Plaintiff Klopfenstein received an advance in his checking account in the amount of $100. Three days later, on August 4, 2011, Plaintiff received a direct deposit and Fifth Third debited $110 to repay that loan. This reflects an APR of 1217%.

63. The monthly account statement issued by Fifth Third to Plaintiff Klopfenstein states, incorrectly, that the APR for this transaction was 120%.

64. On August 8, 2011, Plaintiff Klopfenstein received an advance in his checking account in the amount of $250. Four days later, on August 12, 2011, Plaintiff received a direct deposit and Fifth Third debited $275 to repay that loan. This reflects an APR of 913%.

65. The monthly account statement issued by Fifth Third to Plaintiff Klopfenstein states, incorrectly, that the APR for this transaction was 120%.

66. On August 16, 2011, Plaintiff Klopfenstein received an advance in his checking account in the amount of $150. Two days later, on August 18, 2011, Plaintiff received a direct deposit and Fifth Third debited $165 to repay that loan. This reflects an APR of 1825%.

67. The monthly account statement issued by Fifth Third to Plaintiff Klopfenstein states, incorrectly, that the APR for this transaction was 120%.

68. On August 3, 2009, Plaintiff McKinney received an advance in his checking account in the amount of $300. Four days later, on August 7, 2009, Plaintiff received a direct deposit and Fifth Third debited $330 to repay that loan. This reflects an APR of 913%.

69. The monthly account statement issued by Fifth Third to Plaintiff McKinney states, incorrectly, that the APR for this transaction was 120%.

70. On September 16, 2009, Plaintiff McKinney received an advance in his checking account in the amount of $400. Two days later, on September 18, 2009, Plaintiff received a direct deposit and Fifth Third debited $440 to repay that loan. This reflects an APR of 1825%.

71. The monthly account statement issued by Fifth Third to Plaintiff McKinney states, incorrectly, that the APR for this transaction was 120%.

72. On November 13, 2010, Plaintiff McKinney received an advance in his checking account in the amount of $250. Two days later, on November 15, 2010, Plaintiff received a direct deposit and Fifth Third debited $275 to repay that loan. This reflects an APR of 1825%.

73. The monthly account statement issued by Fifth Third to Plaintiff McKinney states, incorrectly, that the APR for this transaction was 120%.

74. On January 18, 2011, Plaintiff McKinney received an advance in his checking account in the amount of $200. Three days later, on January 21, 2011, Plaintiff received a direct deposit and Fifth Third debited $220 to repay that loan. This reflects an APR of 1217%.

75. The monthly account statement issued by Fifth Third to Plaintiff McKinney states, incorrectly, that the APR for this transaction was 120%.

76. On January 19, 2012, Plaintiff McKinney received an advance in his checking account in the amount of $70. One day later, on January 20, 2012, Plaintiff received a direct deposit and Fifth Third debited $77 to repay that loan. This reflects an APR of 3650%.

77. The monthly account statement issued by Fifth Third to Plaintiff McKinney states, incorrectly, that the APR for this transaction was 120%.

78. On April 25, 2012, Plaintiffs Lyn and Donald Adanich received an advance in their checking account in the amount of $300. Six days later, on May 1, 2012, Plaintiff received a direct deposit and Fifth Third debited $325.19[1] to repay that loan. This reflects an APR of 603%.

79. The monthly account statement issued by Fifth Third to Plaintiffs Lyn and Donald Adanich states, incorrectly, that the APR for this transaction was 120%.

[1] The remaining $4.81 was repaid from a direct deposit received May 10, 2012. The interest rate stated in this paragraph is calculated accordingly.

80. On May 18, 2012, Plaintiffs Lyn and Donald Adanich received an advance in their checking account in the amount of $200. Four days later, on May 22, 2012, Plaintiff received a direct deposit and Fifth Third debited $220 to repay that loan. This reflects an APR of 913%.

81. The monthly account statement issued by Fifth Third to Plaintiffs Lyn and Donald Adanich states, incorrectly, that the APR for this transaction was 120%.

82. On April 24, 2012, Plaintiff Little received an advance in his checking account in the amount of $100. Three days later, on April 27, 2012, Plaintiff received a direct deposit and Fifth Third debited $110 to repay that loan. This reflects an APR of 1217%.

83. The monthly account statement issued by Fifth Third to Plaintiff Little states, incorrectly, that the APR for this transaction was 120%.

84. On May 24, 2012, Plaintiff Little received an advance in his checking account in the amount of $200. One day later, on May 25, 2012, Plaintiff received a direct deposit and Fifth Third debited $220 to repay that loan. This reflects an APR of 3650%.

85. The monthly account statement issued by Fifth Third to Plaintiff Little states, incorrectly, that the APR for this transaction was 120%.

86. On July 2, 2012, Plaintiff Little received an advance in his checking account in the amount of $100. Four days later, on July 6, 2012, Plaintiff received a direct deposit and Fifth Third debited $110 to repay that loan. This reflects an APR of 913%.

87. The monthly account statement issued by Fifth Third to Plaintiff Little states, incorrectly, that the APR for this transaction was 120%.

88. Fifth Third's charging of Annual Percentage Rates in excess of 120% breaches the contract it has with accountholders.

89. Fifth Third's charging of Annual Percentage Rates on Early Access loans in excess of 120% violates O. R. C. § 1109.20(A).

90. Fifth Third Bank's wrongful policies and practices described above harmed Plaintiffs and members of the Class.

91. Based on information and belief, the interest charges assessed Plaintiffs are representative of millions of dollars of Early Access interest charges and fees that the Bank wrongfully assessed and deducted from its customers' accounts.

**FIRST CLAIM FOR RELIEF**
**Breach of Contract**
**(On Behalf of the Class)**

92. Plaintiffs incorporate by reference the preceding paragraphs.

93. Plaintiffs and Fifth Third Bank have contracted for loans under Fifth Third's Early Access program, as embodied in Fifth Third's Early Access Terms and Conditions and related documentation.

94. Fifth Third has breached that contract by charging Annual Percentage Rates on Early Access payday loans in excess of 120%.

95. Moreover, Fifth Third has breached the contract by failing to provide users with an accurate means of comparing credit provided under the Early Access program with other borrowing options.

96. Plaintiffs and the Class have performed all, or substantially all, of the obligations imposed on them under the Early Access Terms and Conditions.

97. Plaintiffs and members of the Class have sustained damages as a result of Fifth Third Bank's breach of contract.

**SECOND CLAIM FOR RELIEF**
**Fraud**
**(On Behalf of the Class)**

98. Plaintiffs incorporate by reference the preceding paragraphs.

99. Defendant represented to each member of the class through the Early Access contract and documents and on the customers' bank statements that Early Access loans carry an Annual Percentage Rate, or annualized cost of borrowing, of 120%.

100. These representations were false. In fact, Fifth Third Early Access loans regularly carry APRs of 1000% or more and, in the case of each and every member of the Class, carried an APR in excess of 120%

101. Defendant knew that these representations were false.

102. Based upon these representations made by Defendant falsely and with intent to deceive, and in reasonable reliance on them, Plaintiffs and members of the Class were charged interest in excess of that which was represented in Fifth Third's disclosures.

103. Defendant intended that Plaintiffs and members of the Class would rely on their representations and enter into these loan agreements.

104. Defendant further intended that Plaintiffs and members of Class would pay the interest in excess of that disclosed by Fifth Third. In fact, because Defendant had control of the Plaintiffs' bank accounts, they were certain of it.

105. Plaintiffs and members of the Class reasonably relied on the representation that the Defendant would charge them the 120% APR disclosed by Fifth Third and no more.

106. Defendant's representations were material to inducing the Plaintiffs and members of the Class to take the loans and causing Plaintiffs and members of the Class to believe that the Defendant would collect only the APR on each loan that they were actually owed.

107. As a direct and proximate result of Defendant's fraud, Plaintiffs and members of the Class have suffered damages by paying more than they owed.

108. Defendants engaged in this conduct in the same way to all members of the Class who reasonably relied thereon in similar fashion.

**THIRD CLAIM FOR RELIEF**
**Violations of Ohio Rev. Code § 1109.20**
**(On Behalf of the Class)**

109. Plaintiffs incorporate by reference the preceding paragraphs.

110. O.R.C. § 1109.20(A) prohibits banks from receiving finance charges and interest in excess of 25%.

111. Both under the terms of the Early Access payday loan program and when acting in violation of that agreement, Fifth Third has routinely charged Plaintiffs and members of both the Class interest and/or finance charges well in excess of 25%.

112. Fifth Third's Early Access "transaction fee" is interest for the purposes of O.R.C. § 1109.20(A).

113. Defendant received this usurious interest and/or finance charges in violation of Ohio law.

114. Plaintiffs and members of both the Class and the Non-Class are entitled to recover the difference between the rate they were charged by Fifth Third and the maximum interest rate allowable under Ohio law.

**FOURTH CLAIM FOR RELIEF**
**Conversion**
**(On Behalf of the Class)**

115. Plaintiffs incorporate by reference the preceding paragraphs.

116. Fifth Third Bank had and continues to have a duty to maintain and preserve its customers' checking accounts and to prevent their diminishment through its own wrongful acts.

117. Fifth Third Bank has wrongfully collected Early Access fees from Plaintiffs and the members of the Class and has taken specific and readily identifiable funds from their accounts in payment of these fees in order to satisfy them.

118. Fifth Third Bank has, without proper authorization, assumed and exercised the right of ownership over these funds, in hostility to the rights of Plaintiffs and the members of the Class, without legal justification.

119. Fifth Third Bank continues to retain these funds unlawfully without the consent of Plaintiffs or members of the Class.

120. Fifth Third Bank intends to permanently deprive Plaintiffs and the members of the Class of these funds.

121. These funds are properly owned by Plaintiffs and the members of the Class, not Fifth Third Bank, which now claims that it is entitled to their ownership, contrary to the rights of Plaintiffs and the members of the Class.

122. Plaintiffs and the members of the Class are entitled to the immediate possession of these funds.

123. Fifth Third Bank has wrongfully converted these specific and readily identifiable funds.

124. Fifth Third Bank's wrongful conduct is continuing.

125. As a direct and proximate result of this wrongful conversion, Plaintiffs and the members of the Class have suffered and continue to suffer damages.

> By reason of the foregoing, Plaintiffs and the members of the Class are entitled to recover from Fifth Third Bank all damages and costs permitted by law, including all amounts that Fifth Third Bank has wrongfully converted.

**FIFTH CLAIM FOR RELIEF**
**Unjust Enrichment**
**(On Behalf of the Class)**

126. Plaintiffs incorporate by reference the preceding paragraphs, excepting paragraphs which allege the existence of a valid contract.

127. Plaintiffs assert a common law claim for unjust enrichment.

128. By means of Fifth Third Bank's wrongful conduct alleged herein, Fifth Third Bank knowingly provides banking services to Plaintiffs and members of the Class that are unfair, unconscionable and oppressive.

129. Fifth Third Bank knowingly received and retained wrongful benefits and funds from Plaintiffs and members of the Class. In so doing, Fifth Third Bank acted with conscious disregard for the rights of Plaintiffs and members of the Class.

130. As a result of Fifth Third Bank's wrongful conduct as alleged herein, Fifth Third Bank has been unjustly enriched at the expense of, and to the detriment of, Plaintiffs and members of the Class.

131. Fifth Third Bank's unjust enrichment is traceable to, and resulted directly and proximately from, the conduct alleged herein.

132. Under the common law doctrine of unjust enrichment, it is inequitable for Fifth Third Bank to be permitted to retain the benefits it received, and is still receiving, without justification, from the imposition of Early Access fees on Plaintiffs and members of the Class in an unfair, unconscionable and oppressive manner. Fifth Third Bank's retention of such funds under circumstances making it inequitable to do so constitutes unjust enrichment.

133. The financial benefits derived by Fifth Third Bank rightfully belong to Plaintiffs and members of the Class. Fifth Third Bank should be compelled to disgorge in a common fund

for the benefit of Plaintiffs and members of the Class all wrongful or inequitable proceeds received by them. A constructive trust should be imposed upon all wrongful or inequitable sums received by Fifth Third Bank traceable to Plaintiffs and the members of the Class.

134. Plaintiffs and members of the Class have no adequate remedy at law.

**SIXTH CLAIM FOR RELIEF**
**Unconscionability**
**(On Behalf of the Class)**

135. Plaintiffs incorporate by reference the preceding paragraphs.

136. Fifth Third Bank's Early Access policies and practices are or were substantively and procedurally unconscionable in the following respects, among others:

a. Misrepresenting in Early Access documents and disclosures that the APR for Early Access loans was in all cases 120%, when in fact it was much higher;

b. Charging Annual Percentage Rates on payday loans well in excess of 500%;

c. Charging Annual Percentage Rates on payday loans well in excess of the cost of actually providing such loans;

d. Concealing the true Annual Percentage Rates it charges on Early Access payday loans, both in the Early Access contract and documents and on monthly bank statements;

e. Charging excessive interest and/or finance charges on Early Access loans in violation of Ohio law;

f. Requiring its customers to enter into standardized account agreements which include unconscionable provisions; and

g. Violating FDIC and OCC regulatory guidance on payday lending.

137. Considering the great business acumen and experience of Fifth Third Bank in relation to Plaintiffs and the Class, the great disparity in the parties' relative bargaining power, the inconspicuousness and incomprehensibility of the contract language at issue, the oppressiveness of the terms, the commercial unreasonableness of the contract terms, the purpose and effect of the terms, the allocation of the risks between the parties, and similar public policy concerns, these provisions are unconscionable and, therefore, unenforceable as a matter of law.

138. The imposition of Early Access Annual Percentage Rates in excess of 120% is itself unconscionable. Such charges are not reasonably related to the Bank's cost of covering the Early Access loan and/or its risk of nonpayment.

139. Plaintiffs and members of the Class have sustained damages as a result of Fifth Third Bank's unconscionable policies and practices as alleged herein.

## PRAYER FOR RELIEF

WHEREFORE, Plaintiffs and the Class demand a jury trial on all claims so triable and judgment as follows:

1. Declaring Fifth Third Bank's Early Access fee policies and practices to be wrongful, unfair and unconscionable and providing appropriate injunctive relief;

2. Restitution of all Early Access fees paid to Fifth Third Bank by Plaintiffs and the Class, as a result of the wrongs alleged herein in an amount to be determined at trial;

3. Disgorgement of the ill-gotten gains derived by Fifth Third Bank from its misconduct;

4. Actual damages in an amount according to proof;

5. Punitive and exemplary damages;

6. Pre-judgment interest at the maximum rate permitted by applicable law;

7. Costs and disbursements assessed by Plaintiffs in connection with this action, including reasonable attorneys' fees pursuant to applicable law; and

8. Such other relief as this Court deems just and proper.

***A TRIAL BY JURY IS HEREBY REQUESTED.***

Respectfully submitted,

*s/ Stuart E. Scott*
STUART E. SCOTT (0064834)
DANIEL FRECH (0082737)
**SPANGENBERG SHIBLEY & LIBER LLP**
1001 Lakeside Avenue East, Suite 1700
Cleveland, OH 44114
(216) 696-3232
(216) 696-3924 (FAX)
*sscott@spanglaw.com*
*dfrech@spanglaw.com*

HASSAN A. ZAVAREEI
JEFFREY KALIEL
**TYCKO & ZAVAREEI, LLP**
2000 L Street, NW, Suite 808
Washington, DC 20036
(202) 973-0900
(202) 973-095 (FAX)
*hzavareei@tzlegal.com*
*jkaliel@tzlegal.com*

BEN BARNOW
**BARNOW AND ASSOCIATES, P.C.**
One North LaSalle, Suite 4600
Chicago, IL 60602
(312) 621-2000
(312) 641-5504 (FAX)
*b.barnow@barnowlaw.com*

***Counsel for Plaintiffs and the Proposed Class***

**CERTIFICATE OF SERVICE**

A copy of the foregoing was filed on October 25, 2012 via the Court's Electronic Filing System. Copies will be served upon counsel of record by, and may be obtained, through the Court's CM/ECF Systems.

Respectfully submitted,

s/ Stuart E. Scott
STUART E. SCOTT (0064834)
DANIEL FRECH (0082737)
**SPANGENBERG SHIBLEY & LIBER LLP**
1001 Lakeside Avenue East, Suite 1700
Cleveland, OH 44114
(216) 696-3232
(216) 696-3924 (FAX)
*sscott@spanglaw.com*
*dfrech@spanglaw.com*

***Counsel for Plaintiffs and the Proposed Class***

**<u>Exhibit C</u>**

**Terms and Conditions and FAQs**

**Describing Early Access**

*See Attached.*


FIFTH THIRD BANK

# Fifth Third Early Access
# SUMMARY OF KEY FEATURES and TERMS & CONDITIONS

### Guide to Key Features of Fifth Third Early Access

- As a Fifth Third consumer checking customer, you may qualify for a line of credit that can be deposited immediately into your checking account for a cash advance. Fifth Third Early Access can help get you through a financial emergency by providing advance access to your next electronic direct deposit.
- **Please Note: This is an expensive form of credit. This feature is designed to help our customers meet their short-term borrowing needs and is not intended to provide a solution for longer-term financial needs. Appropriate emergencies might be a car repair, medical care for you or your family, or travel expenses in connection with your job. Alternative forms of credit may be less expensive and more suitable to your long-term financial needs. We do not recommend continued use of the service. If you decide to borrow, borrow only as much as you can afford to pay back with your next direct deposit as the amount advanced, plus the transaction fee, will be deducted from your next direct deposit. Contact a Fifth Third Banking Center for other credit options that are less expensive and may be more appropriate for your credit needs.**
- Fifth Third Early Access is a line of credit that allows eligible customers to borrow money from their next direct deposit. The borrowed funds are deposited directly into the customer's Associated Checking Account.
- Advances are automatically repaid from your next direct deposit of $100 or more. Any automatic re-payment of your Advance from your direct deposit reduces the amount that would otherwise be available to you in your Associated Checking Account for other bills and expenses.
- Your maximum Credit Limit will be $750 or 50% of your total eligible monthly direct deposits (based upon a 3 month average) rounded up to the next $50 increment, whichever is lower, for average monthly direct deposits less than $2,000. If your average monthly direct deposits total $2,000 or more (based upon 3 month average), your maximum Credit Limit will be $1,000.
- **The transaction fee is $1 for every $10 borrowed. This equates to an Annual Percentage Rate (APR) of 120%.**
- We may be able to offer you other credit options that are less expensive and more appropriate for your credit needs. If you would like more information about other possible credit options, please visit a Fifth Third Banking Center or call us at 1-800-972-3030.

Please review the **Fifth Third Early Access Frequently Asked Questions** and the **Fifth Third Early Access Agreement** for complete details online at www.53.com before you use Fifth Third Early Access.

## FIFTH THIRD BANK EARLY ACCESS TERMS & CONDITIONS

Fifth Third Early Access is an open-end line of credit provided by Fifth Third Bank. This document provides the general terms and conditions that apply to your Fifth Third Early Access. Additional terms and disclosures may be provided to you separately, including the Rules and Regulations governing your Associated Checking Account (defined below), which together with these terms and conditions form the Fifth Third Early Access Agreement ("Agreement") between you and us. Please read these terms and conditions carefully and contact us with any questions. By using Fifth Third Early Access, you agree to the terms of this Agreement.

### DEFINITIONS

In this Agreement, the words, "you" and "your" mean the borrower(s). If there is more than one, these words mean each borrower separately and all borrowers jointly. Your address, telephone number, and other identification information are as recorded in the Associated Checking Account records. You confirm that such checking account information is accurate, and you promise to keep it so. "We," "us," and "our" mean Fifth Third Bank. The "Associated Checking Account" is the consumer checking account to which Fifth Third Early Access is attached, and into which you receive direct deposits that meet the eligibility criteria specified in this Agreement. "Advance" means each transaction in which you access credit from Fifth Third Early Access. "Credit Limit" is the amount of credit available to you when using Fifth Third Early Access.

### ELIGIBILITY

You will only be eligible to take an Advance from your Fifth Third Early Access if you meet the following eligibility criteria:

- You must have a Fifth Third Bank checking deposit account ("Associated Checking Account") that has been open for the past 90 (ninety) days and is in good standing, which does not include any of the following:
    - Fifth Third Student Checking.
    - Accounts held by minors.
    - Accounts titled as non-individual, such as trust, conservatorship/guardianship, custodial and representative payee accounts.
    - Accounts subject to legal process, such as a garnishment or levy, and accounts in a current bankruptcy proceeding.
    - Accounts in the charge-off process.
- You must be a resident of OH, KY, TN, MI, IL, FL, IN, and MO to be eligible for Fifth Third Early Access.
- The Associated Checking Account must have received at least one direct deposit of $100 or more in two of previous four consecutive calendar months, one of which must have been received within the past 35 calendar days
- You may not have Fifth Third Early Access feature on more than one checking account.

### CONTINUING ELIGIBILITY

After you have become eligible, your access to the Fifth Third Early Access may be restricted. If any of the following events occur, you may lose your ability to borrow funds using Fifth Third Early Access.

- If in each of six consecutive months you obtain Advance(s) up to the amount of your Credit Limit, you will be ineligible for an Advance for 30 days following the sixth such Advance.
- If your Associated Checking Account is continuously overdrawn for 10 consecutive days or more, you will not be eligible for an Advance for 60 days following the date your Associated Checking Account balance is brought to a zero or positive balance.
- If your Associated Checking Account is overdrawn on 20 or more occurrences in the previous two-month period, you will not be eligible for an Advance for 60 days commencing after the 20th overdraft occurrence.

• If your Associated Checking Account has 20 or more overdraft protection transfers in the current plus one previous calendar months, you will not be eligible for an Advance for 60 days after your Associated Checking Account has fewer than 20 overdraft protection transfers in the current plus one previous calendar month.
• If your available credit is less than the amount necessary to bring your Associated Checking Account balance to at least a zero balance, you will not be eligible for an additional Advance at that time.
• If your Associated Checking Account is in continuous overdraft status for more than 15 consecutive days, you will be in default of this Agreement, and we may close your Fifth Third Early Access feature. The amount of the outstanding Fifth Third Early Access balance and transaction fee will be added to the overdraft balance that you will be obligated to pay.
• If you move to a state in which Fifth Third Early Access is not offered; you will not be eligible for an Advance.
• If eligible direct deposits are terminated or for 60 days following the reestablishment of eligible direct deposits, you will not be eligible for an Advance. Failure to reestablish eligible direct deposits will result in your line of credit being blocked.
• If you are in default of this Agreement, you will not be eligible for Advances.
• If your Associated Checking Account is subject to legal process, such as a garnishment or levy, or is included in a current bankruptcy proceeding, you will not be eligible for an Advance.

• If your Associated Checking Account is in the charge-off process, you will not be eligible for an Advance.

**FIFTH THIRD EARLY ACCESS AVAILABILITY**

Fifth Third Early Access will become effective when this Agreement is signed by you and you comply with the criteria and the terms and conditions of this Agreement. For joint account holders, either account holder may utilize Fifth Third Early Access. If one or the other account holder wishes to make the account unavailable for Fifth Third Early Access, they may visit any Fifth Third Bank Banking Center or call us at 1-800-972-3030. If a joint holder makes Fifth Third Early Access unavailable, both joint holders must re-activate the account by visiting any Fifth Third Bank Banking Center.

**ADVANCES**

You may request an Advance via Internet Banking at www.53.com, by calling our automated customer service line at 1-800-972-3030, and at any Fifth Third Bank branch located in OH, KY, TN, MI, IL, FL, IN, and MO ("Eligible States"). Each Advance is deposited into your Associated Checking Account. If the Associated Checking Account has a negative available balance, the Advance will first be used to bring the available balance positive prior to any amount being available for withdrawal. Advances may be made in any amount up to your available limit, with a minimum Advance amount of $1.00. For example, if your Associated Checking Account has a negative available balance of $42.55, your minimum Advance amount must be $43.00 to remove the negative balance in your Associated Checking Account. You may request multiple Advances up to your Credit Limit. If you find yourself in a situation where the funds in your checking account may be insufficient to cover checks or other items that will post to your deposit account, you may Advance on Fifth Third Early Access to avoid the overdraft. In order for an Advance to cover an overdraft item, the Advance must be completed before the item posts to your account.

**CREDIT LIMIT**

You may Advance up to your current Advance limit with a minimum Advance amount of $1. You may make advances as often as you like; however, your total outstanding Advances may not exceed your Credit Limit. Your maximum Credit Limit will be $750 or 50% of your total eligible monthly direct deposits (based on 3 month average) into your Associated Checking Account, rounded up to the nearest $50 increment, whichever is lower, for monthly average direct deposits less than $2,000. If your monthly average direct deposits total $2,000 or more (based on 3 month average), your maximum Credit Limit will be $1,000. If your direct deposit amounts decrease, your Credit Limit may also decrease.

The Bank reserves the right, at any time, and upon notice when required by applicable law, to modify your Credit Limit, including reducing the Credit Limit to $0, based on your use of Fifth Third Early Access, your handling of the funds in your Associated Checking Account and other factors, at the Bank's sole discretion. You may review your Credit Limit on your monthly Associated Checking Account statement.

**COOLING-OFF PERIOD DUE TO CONTINUOUS USAGE**
If you Advance the maximum Credit Limit for 6 consecutive months, you will be ineligible to Advance any funds from Fifth Third Early Access for 30 days. At the expiration of this period, your Credit Limit will be recalculated based on the 3 previous months' eligible direct deposits into your Associated Checking Account.

**INTEREST RATE AND FEES**

| Interest Rate | |
|---|---|
| **Annual Percentage Rate (APR) for Cash Advances** | **120%** |

| Fees | |
|---|---|
| **Annual Fee** | **None** |
| **Transaction Fees**<br>• Cash Advance | **10%** of the amount of each cash Advance |
| **Penalty Fees** | |
| • Late Payment | **None** |
| • Over-the-Credit Limit | **None** |

**Billing Rights:** Information on your rights to dispute transactions and how to exercise those rights is provided on page 5 of this Agreement.

**Transaction (Cash Advance) Fee:** A 10% transaction fee will be assessed for each dollar that you Advance through your Fifth Third Early Access account feature. For example, for every $10 that you Advance, the transaction fee will be $1; without regard to how long the Advance remains outstanding. This transaction fee will be reflected as an **Annual Percentage Rate (APR)** in the Fifth Third Early Access section of your checking account statement. The **APR** is a measure of the cost of credit, expressed as a yearly rate. The **Annual Percentage Rate** is calculated by dividing the transaction fee by the Advance amount and multiplying the quotient by the number of statement cycles within a year. For example, $100 Advance with a $10 transaction fee = $10/$100 = 0.1% X 12 cycles = **120% APR.**

**REPAYMENT**
You must repay each Advance and related transaction fee within 35 days. Any Advance and related transaction fees will automatically be deducted by the Bank from your Associated Checking Account at the time of your next direct deposit of $100 or more. Any amount of $100 or more that is electronically deposited directly into your Associated Checking Account (not through transfer between accounts or ATM deposits), regardless of the payment sources, will be eligible to be used as repayment of Advances and related transaction fees at the time of the deposit. If the funds from your direct deposit are not sufficient to cover your outstanding balance, the Bank will deduct as much of the balance as possible from that direct deposit at that time, resulting in an unpaid Fifth Third Early Access balance. If each Advance balance is not paid in full by the 35th day after the Advance was made, you authorize the Bank to automatically deduct this outstanding Advance balance and transaction fees from the funds in the Associated Checking Account ("automatic repayment").

If this "automatic repayment" overdraws your account or there are insufficient funds in your Associated Checking Account at that time, your account will become overdrawn when the outstanding Advance is repaid and any other transactions posting to your account that day would be subject to overdraft or insufficient fund fees. For example: If you Advance $150 on January 1st and $100 on January 15th and receive a direct deposit on January 20th in the amount of $100, the amount of $65 ($150 Advance + $15 transaction fee – $100 direct deposit) will automatically be deducted from your Associated Checking Account on or about February 5th if the January 1st Advance balance is still outstanding.

You may make a manual payment to your outstanding Fifth Third Early Access balance at any time online through Fifth Third Bank's Internet Banking, by calling our automated customer service line, or at any Fifth Third Banking Center. Making a manual payment will not decrease the cost of the transaction fees for the Advances that you have made. Manual payments may be an option if the direct deposit is not large enough to pay off an Advance prior to the 35th day an Advance is outstanding or to avoid automatic payments from your Associated Checking Account at the payment due date.

**APPLICATION OF PAYMENT**

All Fifth Third Early Access payments will be applied first to any unpaid transaction fees and then to the unpaid principal balance. If the funds from your payment – whether from direct deposit, manual payment, or automatic payment at the due date – are not sufficient to repay the entire Advance and related transaction fees, then we will pay transaction fees first, and then apply as much of the payment funds as available to the unpaid principal balance.

**CLOSURE OF YOUR CHECKING ACCOUNT**

If you close your Associated Checking Account and there is an Advance balance due, the Bank will automatically deduct the balance due from your closing checking account balance. If there are insufficient funds in the Associated Checking Account to cover the Advance at the time the account is closed, you will still be obligated to pay the Advance balance. In the event this occurs, the Bank may, in its sole discretion, refuse to close the Associated Checking Account until all amounts due under this Agreement and the Rules and Regulations governing the Associated Checking Account are paid.

**STATEMENTS**

Details of the Advances you made, transaction fees incurred, outstanding balances, payments, and credits, and your Credit Limit will appear on your monthly Associated Checking Account statement.

**YOUR BILLING RIGHTS. KEEP THIS NOTICE FOR FUTURE USE.**

This notice contains important information about your rights and our responsibilities under the Fair Credit Billing Act.

**NOTIFY US IN CASE OF ERRORS OR QUESTIONS ABOUT YOUR BILL**

If you have a question or think there is an error concerning your Fifth Third Early Access, you should write to us at the address on your Associated Checking Account statement as soon as possible. We must hear from you within 60 days after we sent you the first statement with the information in question. You can telephone us, but doing so will not preserve your rights.

In your letter, give us the following information:

- Your name and account number.
- The dollar amount of the suspected error.
- Describe the error and explain why you believe there is an error. If you need more information, describe the item you are unsure about.

You have authorized us to pay your Fifth Third Early Access balance automatically from your Associated Checking Account and you can stop the payment on any amount you think is wrong. To stop payment, your letter must reach us three business days before the automatic payment is scheduled to occur.

**YOUR RIGHTS AND OUR RESPONSIBILITIES AFTER WE RECEIVE YOUR WRITTEN NOTICE**
We must acknowledge your letter within 30 days, unless we have corrected the error by then. Within 90 days, we must either correct the error or explain why we believe the bill was correct. After we receive your letter, we cannot try to collect any amount you question, or report you as delinquent. We can continue to bill you for the amount you question, including transaction fees, and we can apply any unpaid amount against your Credit Limit. You do not have to pay any questioned amount while we are investigating, but you are still obligated to pay the parts of your bill that are not in question. If we find that we made a mistake on your bill, you will not have to pay any transaction fees related to any questioned amount. If we didn't make a mistake, you may have to pay transaction fees, and you will have to make up any missed payments on the questioned amount. In either case, we will send you a statement of the amount you owe and the date that it is due. If you fail to pay the amount that we think you owe, we may report you as delinquent. However, if our explanation does not satisfy you and you write to us within ten days telling us that you still refuse to pay, we must tell anyone we report you to that you have a question about your bill. And, we must tell you the name of anyone we reported you to. When the matter is resolved, we must tell anyone we report you to that it has been settled. If we don't follow these rules, we can't collect the first $50 of the questioned amount, even if your bill was correct.

**DEFAULT AND REMEDIES**
You will be in default of the Agreement if any of the following circumstances occur:

- If you move to a state where Fifth Third does not offer Fifth Third Early Access.
- If your account is assigned to a banking center in a state where Fifth Third does not offer Fifth Third Early Access.
- If you fail to meet the eligibility criteria specified in the ELIGIBILITY section of this Agreement.
- If you violate any terms of your Associated Checking Account agreement, you will be in default of this Agreement.
- If there has been fraud or material misrepresentation by you in connection with Fifth Third Early Access or the Associated Checking Account.
- If you fail to meet the repayment terms of Fifth Third Early Access.
- Your actions or inactions have adversely affected our security interest in the Associated Checking Account.
- Your death.
- If the Associated Checking Account is closed.

In the event you default under this Agreement, we have the following rights and remedies in addition to any other rights and remedies we have by law. These rights are in addition to the actions we may take based on your failure to meet the eligibility requirements, including suspending your right to obtain Advances. Our rights are subject to any applicable notice and right to cure.

- If you are in default (and subject to any applicable notice requirement and right to cure) we may:
  - Require you to pay the entire unpaid balance of principal and transaction fees before the scheduled due date.
  - Set off the debt against any account you have with us.
  - Terminate or suspend your right to further Advances under this Agreement.
  - Pursue any other method permitted by law to collect a debt.

**CHANGE IN TERMS**

We reserve the right to change the terms of this Agreement at any time by providing notice to you of such changes. Such changes may apply to any outstanding Advances as well as to future Advances. By continuing to use Fifth Third Early Access or keeping your Associated Checking Account open, you are accepting the change in terms, or you may decline the change in terms by no longer using Fifth Third Early Access prior to the effective date of the change or by requesting that access to the feature be discontinued.

**ELECTRONIC COMMUNICATIONS**

If you enroll in Fifth Third Early Access electronically, all of the disclosures related to this line of credit may be provided electronically and you will be able to review them online. In addition to downloading and printing them, you may request a paper copy of the disclosures at no cost to you. In order to complete the online account enrollment process, you must consent to receive this information electronically. Your consent to receive this information electronically applies only to the disclosures you view online in connection with enrolling in this product feature. In addition, you must have the necessary software and equipment to review, download, print and retain the electronic disclosures. If you do not agree to the disclosures electronically, you may visit your nearest Fifth Third banking center to enroll in this product feature.

**ALTERNATIVE FORMS OF CREDIT**

Fifth Third Early Access is designed to fulfill a short-term funding need and not for use as a continuous source of funds for basic financial maintenance. Please contact us to discuss alternative credit services that may be less expensive and more suited to your individual financial needs. By requesting an Advance, you acknowledge and agree that you have had an opportunity to consider other credit products or services and understand Fifth Third Early Access to be an appropriate service based on your needs.

**APPLICABLE LAW**

You understand that we are a state-chartered bank located in Ohio. The law that will apply to this Agreement as to issues related to interest and related charges will be the law of the State of Ohio.

**SECURITY INTEREST IN ASSOCIATED CHECKING ACCOUNT**

You acknowledge and agree that Fifth Third, for itself and as agent for any affiliate of Fifth Third Bancorp, is granted a security interest in, and may, at any time, set off, against any balance in the Associated Checking Account any debt owed to Fifth Third by any person having the right to make Advances using Fifth Third Early Access. A debt includes, but is not limited to, any unpaid Advance. This security interest is subordinate to any right of setoff we have against your Associated Checking Account.

**ADDITIONAL PARTIES**

You cannot add a person to your Associated Checking Account with authority to make withdrawals unless that person agrees to assume responsibility for this Agreement, including any outstanding balance at that time, unless you pay off any balance and terminate this Agreement.

**FOR EXECUTIVE OFFICERS**
Notwithstanding any other provision of this Agreement, we have the option to terminate Fifth Third Early Access and make the entire outstanding balance immediately due and payable if:

- You are or become an executive officer of ours, and
- Your indebtedness to any bank or number of banks, in the aggregate, exceeds the amount (in any regulated category) permitted to an executive officer under Federal law.

"Federal law" includes regulations and interpretations of federal agencies. "Your indebtedness" includes any debts attributed to you by Federal law.

**COSTS OF COLLECTION**
You agree to pay the costs we incur to collect this debt in the event of your default as applicable laws. In the event we have to collect this note through your bankruptcy proceeding, voluntary or otherwise, and without regard to your state of residence, these costs will include our reasonable attorney's fees and other related collection costs to the extent allowed by applicable law, for an attorney who is not our salaried employee, in the bankruptcy proceedings.

Account Number:

Name:

Address:
Date:

Signature:


FIFTH THIRD BANK

# Fifth Third Early Access

## Frequently Asked Questions

**What is Fifth Third Early Access?**

Fifth Third Early Access is a short-term Advance feature available on most Fifth Third Checking Accounts. It's easy to use—you initiate a transaction that provides an immediate short-term Advance directly deposited into your Associated Checking Account. Fifth Third Early Access enables you to make multiple Advances, up to your maximum Advance limit.
Payments toward Advanced amounts and transaction fees are automatically made on the day the bank receives your next direct deposit of at least $100. Advances not paid in full by the end of the Advance term will be paid out of the Associated Checking Account, even if it causes the Associated Checking Account to have a negative balance.

**What are the benefits?**
You can use Fifth Third Early Access for situations where you need immediate access to funds, such as:
• When you are in a urgent or critical situation where you require immediate cash, or
• When you need cash but may not be qualified for a credit product such as a home equity line or a credit card.

**Example**: Mr. Magill needs $50 to pay for fuel for his car so he can get to work, but he doesn't get paid until the end of the week and he doesn't have a credit card. He logs into Fifth Third Internet Banking and Advances $50 from Fifth Third Early Access into his Associated Checking Account. He is then able to use his Fifth Third Bank Debit MasterCard® to pay for the fuel.

**Fifth Third Early Access is an expensive form of credit.** If you find yourself in a challenging financial situation, there are many resources available to help you take control of your finances. Please visit a Fifth Third Bank location and ask for some potential solutions to your situation. Other options include contacting non-profit credit counseling agencies. They can help you restructure and consolidate your debts and work with creditors on your behalf. The National Foundation for Credit Counseling (NFCC) is the most respected credit counseling agency network. You can reach NFCC by going to their website at http://www.nfcc.org/, or call them at 1-800-388-2227 (English) or 1-800-682-9832 (Spanish).

 

**Is Fifth Third Early Access for me?**
Fifth Third Early Access is an expensive form of credit that should be used only in emergency situations. If you have access to less expensive forms of credit, you should use them instead.

**How do I apply?**
Fifth Third Bank Associated Checking Account customers do not need to apply. Eligible customers can enroll in Fifth Third Early Access at a Fifth Third Bank location or by logging in to Fifth Third Internet Banking.
Once you have accepted the Terms and Conditions, you can immediately make an Advance or complete a balance inquiry in any of our three Fifth Third Early Access channels:
- At Fifth Third Internet Banking (http://www.53.com)
- At any Fifth Third Bank location in the following states: OH, KY, MI, IL, IN, TN, MO, and FL
- By calling our automated customer service line at 1-800-972-3030

**Do I need Overdraft Protection if I have Fifth Third Early Access?**
If you have traditional Overdraft Protection, you should continue to use it. Most forms of Overdraft Protection are less expensive than Fifth Third Early Access, and traditional Overdraft Protection transfers are made automatically on your behalf (standard fees apply). To sign up for Overdraft Protection, visit a Fifth Third Bank location or call 1-800-972-3030.

You are able to use Fifth Third Early Access to bring your Associated Checking Account to a positive status and avoid overdraft charges. However, keep in mind that we don't automatically transfer the funds for you, so you need to actively manage any Fifth Third Early Access Advances.

**Will my Fifth Third Early Access activity appear on my Associated Checking Account statement?**
Yes. Your Fifth Third Early Access activity will be included on your Associated Checking Account statement. All Advances, transaction fees incurred, outstanding balances, payments and credits will be included. Your credit limit and available credit will also appear on the statement.

**Who can I contact with questions?**
Visit your local Fifth Third banking center or call a Fifth Third Customer Service Professional toll free at 1-800-972-3030.

**TRANSACTION FEES**

**What does it cost?**
The transaction fee is $1.00 for each $10 that you Advance. For example, if you Advance $100, the fee would be $10. The $10 fee would be automatically collected with your Advance payment on the day you receive your next direct deposit of $100 or more. In this example, $110 would be collected as payment. All Fifth Third Early Access payments will be applied first to any unpaid transaction fees and then to the unpaid principal balance.

 

**Example 1**: Bruce Advanced $200. The transaction fee for this transaction is $20. Bruce's next direct deposit is for $550, so his Associated Checking Account is debited for $220 to pay off his Fifth Third Early Access outstanding balance. Bruce would have $330 left from his direct deposit after paying off the Fifth Third Early Access outstanding balance.

**Example 2**: Lee Advanced multiple times in the week leading up to payday. She Advanced $20 two times on Monday, $20 on Tuesday, and $40 on Thursday, for a total of $100 in Fifth Third Early Access Advances prior to her next qualifying direct deposit. When Lee receives her next qualifying direct deposit, the bank will withdraw $110 as payment from her Associated Checking Account ($100 in Fifth Third Early Access Advances and $10 in corresponding transaction fees).

**How is the Annual Percentage Rate (APR) calculated?**
Annual Percentage Rate (APR) is the cost of funds borrowed over a one-year period. APR is calculated as a percent of the Advance amount multiplied by the number of statement cycles within a year.

For example:
$50 Advance with a $5 fee = $5/$50 = 10% X 12 Cycles = **120% APR**.
We show the Annual Percentage Rate (APR) for Fifth Third Early Access so our customers can compare the cost of using this product against other forms of credit, but there is no interest charge associated with an Advance.

**ELIGIBILITY**

**What are the eligibility requirements to add Fifth Third Early Access to my account?**
Fifth Third Early Access is an account feature available to Fifth Third Checking Account customers. There is no cost to enroll in this feature, but you still need to meet predefined eligibility requirements (known as "good standing"). To find out if you are eligible to enroll, you just need to inquire at a Fifth Third Bank location, or see if the feature is available to you next time you log in to Internet Banking.
Eligibility requirements for your Fifth Third Bank personal Associated Checking Account*, are as follows:
- Has been open for at least 90 days,
- Is in "good standing", and
- Has received at least one direct deposit of $100 or more in two of previous four consecutive calendar months, one of which must have been received within the past 35 calendar days

**This feature is not available for Fifth Third Student Checking, and Business Banking or Commercial Accounts. Other exclusions and eligibility criteria apply.*

**When will I be able to use Fifth Third Early Access?**
If you are an existing customer in "good standing," you will be able to use Fifth Third Early Access immediately. New customers must wait 90 days after the open date of their Associated Checking Account and meet the other "good standing" requirements before using the Fifth Third Early Access feature.

 

**Once I add the Fifth Third Early Access feature to my account, can I make an Advance any time?**
Yes, provided your Associated Checking Account and Fifth Third Early Access feature remain in "good standing". Advances from Fifth Third Early Access may be restricted in the following situations:
- Your direct deposit is severed or interrupted.
- Your Associated Checking Account has a negative balance that exceeds the maximum Fifth Third Early Access amount. You may not make an Advance because the Advance amount will not bring your Associated Checking Account to a positive status.
- Your Associated Checking Account is continuously overdrawn for ten consecutive days. You may not make an advance for sixty days following the date your checking account is brought to a zero or positive balance.
- Your Associated Checking Account has had twenty or more overdraft occurrences in the previous two months. You may not make an advance for sixty days commencing after the 20th overdraft occurrence.
- Your Associated Checking Account has twenty or more overdraft protection transfers in the current plus one previous calendar months. You may not make an advance for sixty days after your checking account has fewer than twenty overdraft protection transfers in the current plus one previous calendar months.
- You have advanced your maximum credit limit in each of the past six consecutive months. You may not make an advance for thirty days.

**Can I have Fifth Third Early Access on more than one Associated Checking Account?**
No. You may only have one Fifth Third Early Access feature on one Checking Account.

**What is direct deposit, and how does it work with Fifth Third Early Access?**
Direct deposit is an ACH transaction that automatically deposits your paycheck or other recurring electronic deposit into an account. To use Fifth Third Early Access, you must have direct deposit into an FDIC-insured Associated Checking Account. We define direct deposit as a current and recurring electronic deposit of $100 or more, such as a payroll or Social Security deposit. Direct deposits less than $100 will not qualify you for the Fifth Third Early Access benefit.
To sign up for direct deposit, contact your employer and request a direct deposit form, visit a Fifth Third Bank location to request a form, or download the Direct Deposit Authorization Form from our website at www.53.com. Complete and return either form to your employer and they will set up your direct deposit to Fifth Third. Social Security recipients should contact the Social Security Administration at 1-800-772-1213 or log in to http://www.ssa.gov/deposit/ to submit the information online.

## ADVANCES

**When can I access funds from a Fifth Third Early Access Advance?**
Immediately after you successfully complete an Advance, the funds will be automatically transferred to your Associated Checking Account and will be reflected in your available balance.

 

**When will I see a Fifth Third Early Access transaction on my online account statement?**
Funds Advanced via Internet Banking or our automated customer service line after 9:00 PM EST (our daily processing cut-off time) will not be considered deposited into your account until our next business day.

**Can I make a Fifth Third Early Access Advance if my Associated Checking Account is overdrawn?**
Yes, but the Advance must be at least enough to bring your Associated Checking Account to a $0 balance. You also will not be able to make an Advance if your Associated Checking Account is currently overdrawn for 10 consecutive days or more.

**Example**: Patty's Associated Checking Account is overdrawn $135, but she needs $150 in cash now and doesn't get paid for another week. She has a Fifth Third Early Access limit of $750, so she decides to make an Advance. If she wants to withdraw $150, she needs to Advance at least $285 ($135 to bring her Associated Checking Account to $0, and then an additional $150 for her immediate cash needs).

**How is my Fifth Third Early Access Advance limit calculated?**
Your Fifth Third Early Access Advance is limited to half of your combined monthly direct deposits of $100 or more. The Advance limit is rounded up to the next multiple of $50, but it cannot exceed $750 when monthly deposits are less than $2,000 or cannot exceed $1,000 when monthly deposits are equal to or exceed $2,000. Calculations are based on a 3-month moving average, so if the direct deposit activity changes, the Advance limit will also change.

**Example**: Carl receives payroll direct deposits twice a month that have averaged $600 per month for the last three months. Carl's Fifth Third Early Access credit limit would be half the amount of his total direct deposits for the last three months, or $300 in this example.

**How much can I Advance at any time?**
If you are eligible, you may Advance up to your credit limit less any previous unpaid Advances. Advances must be made in whole dollar increments ($1.00). There is a $1.00 minimum Advance amount.

**Example**: Dee has a credit limit of $750 and has recently Advanced $250. Dee could Advance another $500 ($750 - $250= $500). Once Dee receives her next direct deposit and her balance and Transaction Fees are paid off, Dee could again Advance up to $750 provided that she does not have an outstanding Fifth Third Early Access balance.

**Can the Advance limit change?**
Yes. The limit is based on the total of your direct deposits of $100 or more. So, if your direct deposit amounts change, your Fifth Third Early Access limit will also change. However, your maximum Advance limit will never be more than $1,000.
To know if your Advance limit has changed, you can refer to your monthly Associated Checking Account statement (paper form or electronic), call us at 1-800-972-3030, or log in to Internet Banking at www.53.com. We cannot manually change your Advance limit—our calculations are based on your combined monthly direct deposit history.

 

**Are there limits to the number of Advances I can take during a month?**
Yes. While you can make multiple Advances up to your available Advance limit, Fifth Third Early Access is an expensive form of credit. You may find a credit card and many other forms of credit to be less expensive. Please speak with a Fifth Third Bank representative for more information about additional credit options.
Please keep in mind that Fifth Third Early Access is specifically for short-term credit needs—it is not intended to be used excessively. If you reach your credit limit for six consecutive months, usage of Fifth Third Early Access will be prohibited for thirty days.

**What will cause me to lose access to Fifth Third Early Access?**
You must maintain all eligibility requirements and remain in "good standing" to use the Fifth Third Early Access feature. In addition, if the maximum credit amount is reached for six consecutive months or your account is no longer in "good standing", the bank may limit access to additional Advances for 30 to 60 days, respectively. Please refer to the **Fifth Third Early Access Terms & Conditions** for additional details.
NOTE: Fifth Third Early Access Account status changes are generated systematically based on daily transaction activity. Fifth Third Bank may not know in advance whether or not your Early Access credit limit is going to change. As such, if your Early Access Advance limit is changed due to status changes or transaction activity, you will not be notified prior to changes being implemented, including temporarily prohibiting Advances from your Fifth Third Early Access feature.

## PAYMENTS

**When and how do I pay back my Fifth Third Early Access Advance?**
Fifth Third Early Access is designed to make it easy on you—repayment is automatic. When you receive your next direct deposit of $100 or more, an automatic payment will be made from the Associated Checking Account into Fifth Third Early Access. No payments are made if you do not have an outstanding balance. Payments you do make to Fifth Third Early Access will reduce your Associated Checking Account balance by a corresponding amount, and each Advance must be paid in full by the 35th day after an Advance.
If your direct deposits are not enough to pay off each outstanding Advance balance, the outstanding Advance balance will be withdrawn from your associated checking account on the 35th day after each Advance is made. If your checking account balance becomes negative from that withdrawal, you will not be charged an overdraft fee for this transaction. However, subsequent checking account withdrawals could cause overdraft charges if the checking account is not made positive.
You may also make a manual payment if you want to pay off your balances before the 35th day. Manual payments can be completed at a Fifth Third location, or you may log in to Fifth Third Internet Banking and initiate a payment.

**Example**: Erica has her payroll check directly deposited into her Associated Checking Account on the 15th and 30th days of the month. Erica required maintenance to her air conditioning unit on the 20th and needed $200 to fix the unit. Erica took a $200 Fifth Third Early Access Advance that day. On the 30th of the month, Erica's payroll check was deposited into her Associated Checking Account. The Fifth Third Early Access payment of $220 ($200 Advance + $20 Transaction Fee) was automatically deducted from Erica's Associated Checking Account, which paid off the Fifth Third Early Access balance.

 

**What if I am unable to pay off an Advance with my next direct deposit?**
Payment on an outstanding balance will automatically be made any time you receive a direct deposit of $100 or more. You are not able to stop those payments. If your direct deposit does not fully pay off the Fifth Third Early Access Advance, your next direct deposit of $100 or more will be applied to any outstanding Advance balance. Likewise, any outstanding Advance balance will be swept from your Associated Checking Account on the 35th day after your Advance. Remember, the cost of each Fifth Third Early Access Advance is 10% of the Advance amount, which is equivalent to a $1 transaction fee for every $10 advanced.

**Example**: If you advance $150 on January 1st and $100 on January 15th and receive a direct deposit on January 20th in the amount of $100, the amount of $65 ($150 Advance + $15 finance charge - $100 direct deposit) will automatically be deducted from your Associated Checking Account on or about February 5th, if the January 1st Advance balance is still outstanding.

**Can Fifth Third Early Access cause an overdraft charge?**
Not directly. If you do not pay off your Fifth Third Early Access Advance by the 35th day after the Advance, we will automatically pay it off from your checking account. This may cause a negative balance if you do not have sufficient funds. There is no overdraft charge associated with paying off your Fifth Third Early Access Advance balance. If that transaction causes a negative balance, you will not be charged an overdraft fee. However, if you don't bring your checking account to a positive balance and subsequent transactions are made against your checking account, overdraft charges will apply against those transactions. You may find Overdraft Protection useful for such situations.

 